Form 10KSB40, Exhibit 13
period 1997-06-30
FOUNDATION BANCORP
filed 1997-09-26
CIK 1012775

                                                                      Exhibit 13

TO OUR SHAREHOLDERS:

         Fiscal 1997 was a significant year for Foundation Bancorp Inc., and its subsidiary, Foundation Savings Bank. Foundation consummated its conversion to a public stock company on September 25, 1996, with the issuance of 462,875 shares.

         At the end of September 1996, every thrift paid an assessment for the recapitalization of the Savings Association Insurance Fund. Foundation Savings Bank paid approximately $170,000 based upon its level of deposits. Although the assessment was an immediate charge against earnings, it has resulted in lower insurance premiums.

         Despite the payment of the assessment, Foundation Bancorp's, consolidated net earnings were $111,956, or $.242 per share for the fiscal year ended June 30, 1997. Consequently, we do not consider fiscal 1997 earnings as indicative of our future potential.

         In August 1997, the Board of Directors of Foundation Bancorp declared and paid its first annual dividend. The amount paid to shareholders was $.25 per share. Due to our small size and number of shareholders, the board made the decision to pay an annual dividend to reduce administrative costs. We will continue to consider future dividends on an annual basis at the close of our fiscal year.

         It is my honor and pleasure to provide you with Foundation Bancorp's first annual report. Thank you for being a shareholder.

                                               Sincerely,



                                               Laird L. Lazelle
                                               President & CEO

                      BUSINESS OF FOUNDATION BANCORP, INC.

================================================================================

Foundation Bancorp, Inc. (the "Company"), a unitary savings and loan holding company incorporated under the laws of the State of Ohio, owns all of the issued and outstanding common shares of Foundation Savings Bank ("Foundation"), a savings association chartered under the laws of the State of Ohio. In September 1996, the Company acquired all of the common shares issued by Foundation upon its conversion from a mutual savings association to a permanent capital stock savings association (the "Conversion"). Since its formation, the Company's activities have been limited primarily to holding the common shares of Foundation.

As a savings and loan holding company, the Company is subject to regulation, supervision and examination by the Office of Thrift Supervision of the United States Department of the Treasury (the "OTS"). As a savings association incorporated under the laws of Ohio, Foundation is subject to regulation, supervision and examination by the OTS and the Ohio Department of Commerce, Division of Financial Institutions (the "Division"). Foundation is also a member of the Federal Home Loan Bank (the "FHLB") of Cincinnati.


                          MARKET PRICE OF THE COMPANY'S
                  COMMON SHARES AND RELATED SHAREHOLDER MATTERS
================================================================================


There were 462,875 common shares of the Company outstanding on June 30, 1997, and held of record by approximately 154 shareholders. Price information with respect to the Company's common shares is quoted on The National Daily Quotation Service ("NDQS"). The high and low bids for the common shares of the Company for the periods indicated, as quoted by NDQS, were as follows:

  Quarter Ended                           High                          Low
------------------                      -------                        -------

December 31, 1996                        $11.00                        $10.50
March 30, 1997                           $12.50                        $11.00
June 30, 1997                            $12.75                        $12.50


A cash dividend in the amount of $.25 per share was paid on August 25, 1997, to shareholders of the Company of record as of August 15, 1997.

The income of the Company consists of dividends which may periodically be declared and paid by the Board of Directors of Foundation on the common shares of Foundation held by the Company and earnings on the approximately $1.4 million in net proceeds retained by the Company from the sale of the Company's common shares in connection with the Conversion.

In addition to certain federal income tax considerations, OTS regulations impose limitations on the payment of dividends and other capital distributions by savings associations. Under OTS regulations applicable to converted savings associations, Foundation is not permitted to pay a cash dividend on its common shares if its regulatory capital would, as a result of the payment of such dividend, be reduced below the amount required for the liquidation account (which was established for the purpose of granting a limited priority claim on the assets of Foundation, in the event of a complete liquidation, to those members of Foundation before the Conversion who maintain a savings account at Foundation after the Conversion) or applicable regulatory capital requirements prescribed by the OTS.

OTS regulations applicable to all savings associations provide that a savings association which immediately prior to, and on a pro forma basis after giving effect to, a proposed capital distribution (including a dividend) has total capital

(as defined by OTS regulations) that is equal to or greater than the amount of its capital requirements is generally permitted without OTS approval (but subsequent to 30 days' prior notice to the OTS) to make capital distributions, including dividends, during a calendar year in an amount not to exceed the greater of (1) 100% of such association's net earnings to date during the calendar year, plus an amount equal to one-half the amount by which its total capital to assets ratio exceeded its required capital to assets ratio at the beginning of the calendar year, or (2) 75% of its net earnings for the most recent four-quarter period. Savings associations which have total capital in excess of the capital requirements, but which have been notified by the OTS that they are in need of more than normal supervision, will be subject to restrictions on dividends. A savings association that fails to meet current minimum capital requirements is prohibited from making any capital distributions without the prior approval of the OTS.

Foundation currently meets all of its regulatory capital requirements and, unless the OTS determines that Foundation is an institution requiring more than normal supervision, Foundation may pay dividends in accordance with the foregoing provisions of the OTS regulations.

                              SELECTED CONSOLIDATED
                      FINANCIAL INFORMATION AND OTHER DATA

================================================================================

The following table sets forth certain information concerning the consolidated financial condition, earnings and other data regarding the Company at the dates and for the periods indicated.

                                                                      At June 30,
                                        --------------------------------------------------------------------
SELECTED FINANCIAL CONDITION             1997           1996            1995           1994           1993
  AND OTHER DATA:                       -------       --------        -------         ------         -------
                                                               (Dollars in thousands)

Total amount of:
    Assets                              $35,271        $30,835        $31,849         $31,056        $31,635
    Cash and cash equivalents             3,289          1,172          3,943           2,462          4,639
    Investment securities                 1,245          1,179          1,310           2,691          1,644
    Mortgage-backed securities            4,288          4,641          5,532           6,593          5,303
    Loans receivable, net                25,939         23,267         20,511          18,794         19,550
    Deposits                             27,292         26,951         27,737          27,348         29,062
    FHLB advances                           754            825          1,192             955              -
    Shareholders' equity (1)              6,934          2,793          2,706           2,581          2,385

                                                                Year ended June 30,
                                       ---------------------------------------------------------------------
SUMMARY OF EARNINGS:                     1997           1996           1995            1994           1993
                                       -------       --------        -------         ------         -------
                                                                   (In thousands)

Interest income                         $2,558         $2,359         $2,162         $2,069          $2,297
Interest expense                         1,530          1,592          1,368          1,339           1,499
                                       -------       --------        -------         ------         -------
Net interest income                      1,028            767            794            730             798
Provision for loan losses                   15             44             12             33              83
                                       -------       --------        -------         ------         -------
Net interest income after
   provision for loan losses             1,013            723            782            697             715
Other income                                63             64             70            204             136
General, administrative and other
  expense                                  919            674            679            627             639
                                       -------       --------        -------         ------         -------
Earnings before income taxes               157            113            173            274             212
Federal income taxes                        45             27             48             79              85
                                       -------       --------        -------         ------         -------
Net earnings                           $   112       $     86        $   125         $  195         $   127
                                       =======       ========        =======         ======         =======
----------------------

(1) Consisted solely of retained earnings at June 30, 1993 through 1996, inclusive.

SELECTED FINANCIAL RATIOS:                                               At June 30,
                                               -------------------------------------------------------------
                                                1997         1996           1995         1994          1993
                                               ------       ------         ------       ------        ------
Performance ratios:
   Return on average assets                      0.33%        0.27%         0.41%        0.62%         0.40%
   Return on average equity                      1.82         3.11          4.72         7.92          5.42
   Interest rate spread                          2.10         2.04          2.25         2.02          2.22
   Net interest margin                           3.06         2.48          2.66         2.35          2.57
   Non-interest expense to average assets        2.68         2.13          2.23         1.99          2.03
   Average equity to average assets             17.89         8.72          8.71         7.80          7.42
   Equity to assets, end of period              19.66         9.06          8.50         8.32          7.54
Asset quality ratios:
   Nonperforming assets to average assets           -            -          0.64         0.29          1.05
   Nonperforming loans to total loans               -            -          0.95         0.49          1.70
   Allowance for loan losses to total            0.48         0.47          0.47         0.38          0.51
     loans
   Allowance for loan losses to
     nonperforming loans                            -            -         50.52        77.42         30.33
   Net (charge-offs) recoveries to
     average loans                                  -        (0.14)          .07         (.32)          .02
   Average interest-earning assets to
     average interest-bearing liabilities      121.15       108.51        108.92       107.70        107.33

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

================================================================================

                                     GENERAL
--------------------------------------------------------------------------------

The following discussion and analysis of the financial condition and results of operations of the Company and Foundation should be read in conjunction with and with reference to the consolidated financial statements and the notes thereto presented in this Annual Report.

The Company was incorporated for the purpose of owning all of the outstanding common shares of Foundation following the Conversion. As a result, the discussion and analysis that follows pertains primarily to the financial condition of the Company on a consolidated basis and to the results of operations of Foundation.

                               FINANCIAL CONDITION
--------------------------------------------------------------------------------

At June 30, 1997, assets totaled $35.3 million, an increase of $4.4 million, or 14.4%, as compared to June 30, 1996, totals. The increase in assets was primarily the result of the stock conversion in September 1996 plus the net earnings for fiscal 1997, which increased shareholder's equity by $4.1 million, or 148.3%

Deposits increased by $340,981, or 1.3%, during fiscal 1997, despite over $1 million in withdrawals to buy stock in the conversion. The mortgage-backed securities portfolio decreased $352,273, or 7.6%, as the result of more repayments than reinvestment. The cash flow from these items funded an increase in cash and equivalents of $2.1 million, or 180.5% during fiscal 1997. Investment securities increased $46,153, or 5.13%. The investment securities portfolio has less than five years to maturity and is for regulatory liquidity purposes.

During fiscal 1997, loans increased $2.7 million, or 11.5%. In addition, a total of $1.1 million of current period loan production, all lower-rate, fixed term product, was sold in the secondary market. At June 30, 1997, Foundation had two loans more than thirty days in arrears totaling $77,200 and no real estate acquired through foreclosure. The allowance for loan losses totaled $126,146 at June 30, 1997, an increase of $15,000, or 13.5%, from the previous period due to the increase in the loan portfolio.

                       COMPARISON OF RESULTS OF OPERATIONS
                   FOR THE YEARS ENDED JUNE 30, 1997 AND 1996
--------------------------------------------------------------------------------

Net earnings for the year ended June 30, 1997, totaled $111,956, an increase of $25,508, or 29.5%, from the $86,448 in net earnings for the year ended June 30, 1996. The increase in net earnings was comprised of an increase in total interest income of $198,945, or 8.4%, a decrease in total interest expense of $61,262, or 3.8%, and a decrease in the provision for loan loss of $28,990, or 65.9%. These were partially offset by a decrease in other income of $1,162, or 1.8%, an increase in general, administrative and other expense of $244,312, or 36.2%, and an increase in federal income taxes of $18,215, or 67.9%.

The increase in total interest income was attributable to an increase in interest on loans of $206,583, or 11.4%, the result of a larger portfolio, an increase in interest on investments of $7,739, or 11.1%, attributable to a higher average yield, and an increase in interest on interest bearing deposits of $19,983, or 10.9%, attributable to a larger average balance. These increases were partially offset by a decrease in interest on mortgage-backed securities of $34,760, or 11.4%, resulting from a smaller portfolio.

The decrease in total interest expense was attributable to a decrease in interest expense on deposits of $54,001, or 3.5%, resulting from the combined effects of a decline in deposit balances and lower average rates paid on savings, plus a decrease in interest expense on borrowings of $7,261, or 14.2%, as the amount owed declined during the fiscal year. The provision for loan loss decreased $28,990, or 65.9%, due to declining delinquencies.

Other operating income decreased $1,162, or 1.8%, primarily the result of lower gains on sale of loans of $2,768, or 35.1%, as loan production was utilized to invest the funds from the stock conversion. The increase in general, administrative and other expense was primarily attributable to the increase in deposit insurance of $142,439, or 228.4%, resulting from the SAIF recapitalization fee of approximately $170,000. Employee compensation and benefits increased $89,325, or 24.7%, which was primarily the expensing of the ESOP. Occupancy and equipment increased $2,303, or 2.9%, franchise taxes increased $2,572, or 7.5%, due to higher capital levels, and other operating expense increased $7,064, or 6.7%, primarily due to expenses related to operating a public company. Federal income taxes increased $18,215, or 67.9%, the result of higher earnings.

                       COMPARISON OF RESULTS OF OPERATIONS
                   FOR THE YEARS ENDED JUNE 30, 1996 AND 1995
--------------------------------------------------------------------------------

Net earnings for the year ended June 30, 1996 totaled $86,448, a decrease of $38,916, or 31.0%, from the $125,364 in net earnings for the year ended June 30, 1995. The decrease in net earnings was attributable to a decrease in net interest income of $26,655, or 3.4%, and an increase in the provision for loan loss of $31,990, or 266.6%, resulting from loan loss plus a higher provision on increased loan production.

The decrease in net interest income was generated by an increase in interest expense on deposits of $231,849, or 17.7%, resulting from higher rates paid on a larger savings portfolio, and a decrease in interest income on mortgage-backed securities of $16,541, or 5.2%, resulting from a smaller portfolio. These were partially offset by an increase in interest income on loans of $152,109, or 9.2%, primarily attributable to a larger portfolio, an increase in interest on interest bearing deposits of $61,029, or 52.0%, primarily attributable to a larger average balance, and a decrease in interest expense on borrowings of $8,248, or 13.9%, attributable to the amortization of FHLB advances.

Other operating income decreased $5,226, or 7.5%, resulting from fewer gains on sale of loans. General, administrative and other expense decreased $3,997, or 0.6%. The decrease was attributable to a decrease in other operating expense of $6,362, or 5.7%, and a decrease in employee compensation and benefits of $2,374, or 0.7%, partially offset by an increase in occupancy and equipment of $1,961, or 2.6%, and an increase in franchise tax of $2,257, or 7.1%. Federal income tax decreased $20,958, or 43.8%, as the result of lower earnings for fiscal 1996.

YIELDS EARNED AND RATES PAID. The following table sets forth certain average balance sheet information, including the average yield on interest-earning assets and the average cost of interest-bearing liabilities for the years indicated. Such yields and costs are derived by dividing income or expense by the average monthly balance of interest-earning assets or interest-bearing liabilities, respectively, for the years presented. Average balances are derived from monthly balances, which include nonaccruing loans in the loan portfolio.

                                                                                               Year ended June 30,
                                                       ----------------------------------------------------------------------------
                                                                      1997                                      1996
                                                       ------------------------------------    ------------------------------------
                                     Weighted average     Average     Interest      Average      Average      Interest      Average
                                        yield/rate      outstanding    earned/      yield/     outstanding     earned/      yield/
                                     at June 30, 1997     balance        paid         rate        balance        paid         rate
                                     ----------------  ------------   --------      -------    -----------    --------      -------

Interest-earning assets:
  Interest-bearing deposits                 5.63%         $  3,511        $198        5.64%      $  2,979      $   178       5.97%
  Investment securities                     7.10               949          77        8.11            987           70       7.10
  Mortgage-backed securities                6.20             4,413         269        6.10          5,109          304       5.95
  Loans receivable                          8.12            24,710       2,014        8.15         21,833        1,807       8.28
                                                           -------       -----                   --------       ------
    Total interest-earning assets           7.61            33,583       2,558        7.62         30,908        2,359       7.63

  Non-interest-earning assets                                  728                                    761
                                                           -------                                -------

    Total assets                                           $34,311                                $31,670
                                                           =======                                =======

Interest-bearing liabilities:
  Deposits                                  5.61            26,935       1,486        5.52         27,580        1,541       5.59
  FHLB advances                             5.52               787          44        5.59            906           51       5.63
                                                           -------     -------                    -------      -------
    Total interest-bearing liabilities      5.61            27,721       1,530        5.52         28,485        1,592       5.59
                                                                        ------                                   -----

Non-interest-bearing liabilities                               453                                    423
                                                           -------                                -------

    Total liabilities                                       28,174                                 28,909

Retained earnings                                            6,137                                  2,766
                                                           -------                                -------

    Total liabilities and retained
     earnings                                              $34,311                                $31,670
                                                           =======                                =======

Net interest income                                                     $1,028                                 $   767
                                                                        ======                                 =======
Interest rate spread                        2.00%                                     2.10%                                  2.04%
                                            =====                                 ========                               ========
Net interest margin (net interest
  income as a percentage of average
  interest-earning assets)                                                            3.06%                                  2.48%
                                                                                  ========                               ========

Average interest-earning assets to
  average interest-bearing liabilities    123.34%                                   121.14%                                108.51%
                                          =======                                   ======                                 ======



                                                                      1995
                                                      ------------------------------------
                                                        Average     Interest      Average
                                                      outstanding    earned/      yield/
                                                        balance        paid         rate
                                                      -----------   --------      --------


Interest-earning assets:
  Interest-bearing deposits                          $  2,200      $   117        5.32%
  Investment securities                                 1,304           69        5.29
  Mortgage-backed securities                            6,028          321        5.33
  Loans receivable                                     20,318        1,655        8.15
                                                     --------      -------
    Total interest-earning assets                      29,850        2,162        7.24

  Non-interest-earning assets                             553
                                                      -------

    Total assets                                      $30,403
                                                      =======

Interest-bearing liabilities:
  Deposits                                             26,361        1,309        4.97
  FHLB advances                                         1,046           59        5.64
                                                      -------       ------
    Total interest-bearing liabilities                 27,407        1,368        4.99
                                                                    ------     -------

Non-interest-bearing liabilities                          350
                                                      -------

    Total liabilities                                  27,757

Retained earnings                                       2,646
                                                      -------

    Total liabilities and retained
     earnings                                         $30,403
                                                      =======

Net interest income                                                 $  794
                                                                    ======
Interest rate spread                                                               2.25%
                                                                               ========
Net interest margin (net interest
  income as a percentage of average
  interest-earning assets)                                                         2.66%
                                                                               ========

Average interest-earning assets to
  average interest-bearing liabilities                                          108.92%
                                                                                ======

The table below describes the extent to which changes in interest rates and changes in volume of interest-earning assets and interest-bearing liabilities have affected the interest income and interest expense of Foundation during the years indicated. For each category of interest-earning assets and interest-bearing liabilities, information is provided for changes attributable to (i) increases and decreases in volume (change in volume multiplied by prior year rate), (ii) increases and decreases in rate (change in rate multiplied by prior year volume) and (iii) total increases and decreases in rate and volume. The combined effects of changes in both volume and rate, which cannot be separately identified, have been allocated proportionately to the change due to volume and the change due to rate.

                                                                 Year ended June 30,
                                       -------------------------------------------------------------------------
                                                  1997 vs. 1996                           1996 vs. 1995
                                       ----------------------------------     ---------------------------------
                                            Increase             Total             Increase             Total
                                        (decrease) due to       increase      (decrease) due to        increase
                                        -----------------       --------      -----------------        --------
                                       Volume       Rate       (decrease)     Volume        Rate      (decrease)
                                       ------       ----       ----------     ------        ----      ----------

Interest income attributable to:
   Interest-bearing deposits           $  32        $ (12)       $  20        $  46        $  15        $  61
   Investments                            (3)          10            7          (20)          21            1
   Mortgage-backed securities            (41)           6          (35)         (53)          36          (17)
   Loans receivable                      238          (31)         207          125           27          152
                                       -----        -----        -----        -----        -----        -----
     Total interest income               226          (27)         199           98           99          197

Interest-bearing liabilities
   Deposits                              (36)         (19)         (55)          63          169          232
   FHLB advances                          (7)           -           (7)          (8)           -           (8)
                                       -----        -----        -----        -----        -----        -----

     Total interest expense              (43)         (19)         (62)          55          169          224
                                       -----        -----        -----        -----        -----        -----

Increase (decrease) in net
  interest income                      $ 269        $  (8)       $ 261        $  43        $ (70)       $ (27)
                                       =====        =====        =====        =====        =====        =====


                         ASSET AND LIABILITY MANAGEMENT
--------------------------------------------------------------------------------

Foundation, like other financial institutions, is subject to interest rate risk to the extent that its interest-earning assets reprice differently than its interest-bearing liabilities. As part of its effort to monitor and manage interest rate risk, Foundation uses the "net portfolio value" ("NPV") methodology recently adopted by the OTS as part of its capital regulations. Although Foundation is not currently subject to the NPV regulation because such regulation does not apply to institutions with less than $300 million in assets and risk-based capital in excess of 12%, the application of the NPV methodology illustrates certain aspects of Foundation's interest rate risk.

Generally, NPV is the discounted present value of the difference between incoming cash flows on interest-earning and other assets and outgoing cash flows on interest-bearing and other liabilities. The application of the methodology attempts to quantify interest rate risk as the change in the NPV which would result from a theoretical 200 basis point (1 basis point equals .01%) change in market interest rates.

Presented below, as of June 30, 1997, is an analysis of Foundation's interest rate risk as measured by changes in NPV for instantaneous and sustained parallel shifts of 100 basis points in market interest rates. The table also contains the policy limits set by the Board of Directors of Foundation as the maximum change in NPV that the Board of Directors deems advisable in the event of various changes in interest rates. Such limits have been established with consideration of the dollar impact of various rate changes and Foundation's strong capital position.

                                                        June 30, 1997
                                                 ----------------------------
  Change in interest rate      Board limit        $ change          % change
       (basis points)           % change           in NPV            in NPV
  ------------------------     ------------      -----------       ----------
                                (Dollars in thousands)

            +400                   (70)%           $(2,775)           (44)%
            +300                   (55)             (2,052)           (33)
            +200                   (35)             (1,325)           (21)
            +100                   (20)               (621)           (10)
               0                     0                   0              0
            -100                   (20)                405              6
            -200                   (35)                492              8
            -300                   (55)                512              8
            -400                   (70)                618             10

As illustrated by the table, Foundation's NPV is more sensitive to rising rates than declining rates. Such difference in sensitivity occurs principally because, as rates rise, borrowers do not prepay fixed-rate loans as quickly as they do when interest rates are declining. Thus, in a rising interest rate environment, because Foundation has a significant amount of fixed-rate loans in its loan portfolio, the amount of interest Foundation would receive on its loans would increase relatively slowly as loans are slowly prepaid and new loans are made at higher rates. Moreover, the interest Foundation would pay on its deposits would increase rapidly because Foundation's deposits generally have shorter periods to repricing.

As with any method of measuring interest rate risk, certain shortcomings are inherent in the NPV approach. For example, although certain assets and liabilities may have similar maturities or periods of repricing, they may react in different degrees to changes in market interest rates. Also, the interest rates on certain types of assets and liabilities may fluctuate in advance of changes in market interest rates, while interest rates on other types may lag behind changes in market rates. Further, in the event of a change in interest rates, expected rates of prepayment on loans and mortgage-backed securities and early withdrawal levels from certificates of deposit would likely deviate significantly from those assumed in making the risk calculations.

A decrease or a significant increase in interest rates from the recent levels could be expected to affect negatively the net interest income of Foundation. Moreover, rising interest rates could negatively affect the earnings of Foundation due to diminished loan demand. Foundation attempts to mitigate interest rate risk by originating adjustable-rate loans.

                         LIQUIDITY AND CAPITAL RESOURCES
--------------------------------------------------------------------------------

         Foundation's liquidity, primarily represented by cash and cash equivalents, is a result of the funds used in or provided by Foundation's operating, investing and financing activities. These activities are summarized below for the years ended June 30, 1997, 1996 and 1995.

                                                             Year ended June 30,
                                              -------------------------------------------------
                                                1997                 1996                 1995
                                               ------               ------               ------
                                                                (In thousands)

Net income                                    $   112             $     86              $   125
Adjustments to reconcile net income to
   net cash from operating activities             103                   60                   12
                                               ------               ------               ------
Net cash from operating activities                215                  146                  137
Net cash provided by (used in)
   investment activities                       (2,386)              (1,764)                 718
Net cash provided by (used in)
   financing activities                         4,288               (1,153)                 626
                                               ------               ------               ------
Net change in cash and cash equivalents         2,117               (2,771)               1,481
Cash and cash equivalents at
   beginning of period                          1,172                3,943                2,462
                                               ------               ------               ------
Cash and cash equivalents at
   end of period                               $3,289               $1,172               $3,943
                                               ======               ======               ======

The principal sources of funds for Foundation are deposits, loan and mortgage-backed security repayments, maturities of investment securities and funds generated through operations. Foundation also has the ability to borrow from the FHLB of Cincinnati. While scheduled loan repayments and maturing investments are relatively predictable, deposit flows and loan prepayments are heavily influenced by interest rates, general economic conditions and competition. Foundation maintains a level of investment in liquid assets which is based upon management's assessment of (i) the need for funds, (ii) expected deposit flows, (iii) the yields available on short-term liquid assets and (iv) the objectives of the asset and liability management program of Foundation.

OTS regulations presently require Foundation to maintain an average daily balance of liquid assets, which may include, but are not limited to, investments in U. S. Treasury and federal agency obligations and other investments having maturities of five years or less, in an amount equal to 5% of the sum of Foundation' average daily balance of net withdrawable deposit accounts and borrowings payable in one year or less. The liquidity requirement, which may be changed from time to time by the OTS to reflect changing economic conditions, is intended to provide a source of relatively liquid funds upon which Foundation may rely if necessary to fund deposit withdrawals or other short-term funding needs. At June 30, 1997, Foundation liquid assets totaled approximately $4.4 million, which exceeded the OTS minimum requirements by $3.0 million. At such date, Foundation had commitments to originate loans and loans in process totaling $891,000 and a commitment to sell one loan, with a balance of approximately $89,200. Foundation considers its liquidity and capital reserves sufficient to meet its outstanding short-term and long-term needs.

                          INDEPENDENT AUDITORS' REPORT
                          ----------------------------



The Board of Directors
Foundation Bancorp, Inc.


We have audited the consolidated statements of financial condition of Foundation Bancorp, Inc. (formerly Foundation Savings Bank) and its subsidiary as of June 30, 1997 and 1996, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended June 30, 1997. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Foundation Bancorp, Inc. and its Subsidiary as of June 30, 1997 and 1996, and the results of its operations and its cash flows for each of the three years in the period ended June 30, 1997, in conformity with generally accepted accounting principles.


CLARK, SCHAEFER, HACKETT & CO.

Cincinnati, Ohio
July 17, 1997

                            FOUNDATION BANCORP, INC.

                        Statements of Financial Condition

                             June 30, 1997 and 1996

                                     Assets
                                     ------

                                                                                           June 30,
                                                                            -----------------------------------
                                                                                 1997                  1996
                                                                                 ----                  ----

Cash                                                                        $     170,153         $      61,081
Interest-bearing deposits in other financial institutions                       3,119,122             1,111,408
                                                                             ------------          ------------

                                                                                3,289,275             1,172,489

Investment securities - at amortized cost (fair value of $948,715 and
   $900,635 at June 30, 1997 and 1996, respectively)                              945,840               899,687
Mortgage-backed securities - at amortized cost (fair value of
   $4,167,556 and $4,553,889 at June 30, 1997 and 1996, respectively)           4,288,236             4,640,509

Loans receivable, net                                                          25,939,500            23,266,664
Accrued interest receivable:
   Loans                                                                          104,415                99,150
   Investments and interest bearing deposits                                        8,732                14,198
   Mortgage-backed securities                                                      33,226                36,817
Federal Home Loan Bank stock - at cost                                            298,800               278,800
Property and equipment, net                                                       298,934               313,281
Refundable federal income tax                                                          -                  2,522
Prepaid expenses and other assets                                                  64,478               111,038
                                                                              ------------          -----------
                                                                              $35,271,436           $30,835,155
                                                                              ============          ===========

                      Liabilities and Stockholders' Equity
                      ------------------------------------

Deposits                                                                     $27,291,765           $26,950,784
Advances from Federal Home Loan Bank                                             754,403               824,847
Advances by borrowers for taxes, insurance and other                              65,271                70,179
Accrued expenses                                                                 145,782               135,985
Accrued federal income tax                                                        26,454                    -
Deferred federal income tax                                                       53,900                60,800
                                                                             ------------          -----------
                                                                              28,337,575            28,042,595

Common stock, no par value; 2,000,000 shares authorized; 462,875
   shares issues and outstanding as of June 30, 1997                                 -                     -

Paid in capital                                                                4,341,126                   -
Retained earnings, substantially restricted                                    2,904,516             2,792,560
Less unallocated ESOP shares                                                    (311,781)                  -
                                                                             ------------          -----------
   Total stockholders' equity                                                  6,933,861             2,792,560
                                                                             ------------          -----------
                                                                             $35,271,436           $30,835,155
                                                                             ============          ===========

See accompanying notes to financial statements.

                            FOUNDATION BANCORP, INC.

                              Statements of Income

                         Three Years Ended June 30, 1997

                                                                          June 30,
                                                       -----------------------------------------------
                                                           1997              1996             1995
                                                           ----              ----             ----
Interest income:
   Loans                                               $ 2,013,915       $ 1,807,332      $ 1,655,223
   Mortgage-backed securities                              269,075           303,835          320,376
   Investment securities                                    77,192            69,453           69,104
   Interest-bearing deposits                               197,721           178,338          117,309
                                                       -----------       -----------      -----------

     Total interest income                               2,557,903         2,358,958        2,162,012
                                                       -----------       -----------      -----------

Interest expense:
   Deposits                                              1,486,534         1,540,535        1,308,686
   Borrowings                                               43,756            51,017           59,265
                                                       -----------       -----------      -----------

     Total interest expense                              1,530,290         1,591,552        1,367,951
                                                       -----------       -----------      -----------

Net interest income                                      1,027,613           767,406          794,061
Provision for loan losses                                   15,000            43,990           12,000
                                                       -----------       -----------      -----------

     Net interest income after provision for loan        1,012,613           723,416          782,061
     losses                                            -----------       -----------      -----------

Other income:
   Gain on sale of loans                                     5,121             7,889           12,179
   Net investment property income                           53,935            49,495           50,446
   Other operating income                                    4,232             7,066            7,051
                                                       -----------       -----------      -----------

     Total other income                                     63,288            64,450           69,676
                                                       -----------       -----------      -----------

General, administration and other expense:
   Employee compensation and benefits                      451,558           362,233          364,607
   Occupancy and equipment                                  80,868            78,565           76,604
   Deposit insurance                                       204,792            62,353           61,911
   Franchise tax                                            36,745            34,173           31,916
   Computer processing costs                                32,956            32,347           32,268
   Other operating expense                                 111,969           104,905          111,267
                                                       -----------       -----------      -----------

     Total general, administration and other
     operating expenses                                    918,888           674,576          678,573
                                                       -----------       -----------      -----------

     Income before income taxes                            157,013           113,290          173,164
                                                       -----------       -----------      -----------

Federal income taxes (credits):
   Current                                                  51,957            26,642           30,000
   Deferred                                                 (6,900)              200           17,800
                                                       -----------       -----------      -----------

                                                            45,057            26,842           47,800
                                                       -----------       -----------      -----------

     Net income                                            111,956            86,448          125,364
                                                       ===========       ===========      ===========

Earnings per share (since conversion)                  $      0.49               N/A              N/A
                                                       ===========       ===========      ===========

See accompanying notes to financial statements.

                            FOUNDATION BANCORP, INC.

                       Statements of Stockholders' Equity

                         Three Years Ended June 30, 1997

                                                           Additional                     Unallocated
                                             Common         Paid-In         Retained         ESOP
                                             Stock          Capital         Earnings         Shares           Total
                                           ----------      ----------      ----------      ----------       ----------

Balance at June 30, 1994                   $        -      $        -      $2,580,748      $        -       $2,580,748

    Net income for the year ended
      June 30, 1995                                 -               -         125,364               -          125,364
                                           ----------      ----------      ----------      ----------       ----------

Balance at June 30, 1995                            -               -       2,706,112               -        2,706,112

    Net income for the year ended
      June 30, 1996                                 -               -          86,448               -           86,448
                                           ----------      ----------      ----------      ----------       ----------

Balance at June 30, 1996                            -               -       2,792,560               -        2,792,560

    Reorganization to a stock company
      with the issuance of common
      stock                                         -       4,341,126               -        (370,300)       3,970,826

    ESOP shares to be allocated at
      average market price                          -               -               -          58,519           58,519

    Net income for the year ended
      June 30, 1997                                 -               -         111,956               -          111,956
                                           ----------      ----------      ----------      ----------       ----------

Balance at June 30, 1997                   $        -      $4,341,126      $2,904,516      $ (311,781)      $6,933,861
                                           ==========      ==========      ==========      ==========       ==========






See accompanying notes to financial statements.

                            FOUNDATION BANCORP, INC.
                            Statements of Cash Flows
                         Three Years Ended June 30, 1997

                                                              Years Ended June 30,
                                                -------------------------------------------------
                                                   1997               1996              1995
                                                   ----               ----              ----
Cash flows from operating activities:
   Interest received                            $ 2,548,220       $ 2,335,168       $ 2,145,841
   Interest paid                                 (1,530,345)       (1,589,414)       (1,365,659)
   Cash paid to suppliers and employees            (857,817)         (677,971)         (679,261)
   Fees and commissions received                      4,232             7,066             7,051
   Income taxes (paid) refunded                     (22,981)            2,763           (39,527)
   Rental income received                            73,200            68,400            68,400
                                                -----------       -----------       -----------

     Net cash provided by operating
       activities                                   214,509           146,012           136,845
                                                -----------       -----------       -----------

Cash flows from investing activities:
   Purchase of mortgage-backed securities          (236,237)          (82,714)                -
   Repayments of mortgage-backed
     securities                                     573,592           944,043         1,029,624
   Maturities of certificates of deposit                  -                 -         1,400,000
   Purchase of investment securities               (446,153)         (499,687)                -
   Maturities of investment securities              400,000           650,000                 -
   Loan disbursements                            (7,503,939)       (8,706,053)       (5,637,576)
   Loan principal repayments                      3,748,061         5,235,414         3,354,330
   Proceeds from sale of loans                    1,081,556           701,447           576,584
   Purchase of property and equipment                (3,227)           (5,803)           (4,249)
                                                -----------       -----------       -----------

     Net cash provided by (used in)
       investing activities                      (2,386,347)       (1,763,353)          718,713
                                                -----------       -----------       -----------
Cash flows from financing activities:
   Net increase (decrease) in deposits              340,981          (786,420)          389,042
   Proceeds from Federal Home Loan Bank
     advances                                             -                 -           300,000
   Repayment of Federal Home Loan Bank
     advances                                       (70,444)         (366,730)          (63,211)

   Proceeds from conversion to stock
     company                                      4,018,087                 -                 -
                                                -----------       -----------       -----------

     Net cash provided by (used in)
       financing activities                       4,288,624        (1,153,150)          625,831
                                                -----------       -----------       -----------

Net increase (decrease) in cash and cash
   equivalents                                    2,116,786        (2,770,491)        1,481,389

Cash and cash equivalents at beginning of
   period                                         1,172,489         3,942,980         2,461,591
                                                -----------       -----------       -----------

Cash and cash equivalents at end of
   period                                       $ 3,289,275       $ 1,172,489       $ 3,942,980
                                                ===========       ===========       ===========

See accompanying notes to financial statements

                            FOUNDATION BANCORP, INC.

                             Statement of Cash Flows

                         Three Years Ended June 30, 1997

                    Reconciliation of Net Income to Net Cash
                        Provided By Operating Activities
                        --------------------------------

                                                                     1997             1996            1995
                                                                     ----             ----            ----

Net income                                                         $ 111,956       $  86,448       $ 125,364
   Adjustments to reconcile net income to net cash
      provided by operating activities:

       Gain on sale of loans                                          (5,121)         (7,889)        (12,179)
       Depreciation and amortization                                  17,574          16,295          15,778
       Amortization of premiums and discounts on
          mortgage-backed securities                                  14,918          30,561          30,721
       Federal Home Loan Bank stock dividends                        (20,000)        (18,400)        (22,600)
       Provision for loan losses                                      15,000          43,990          12,000
       Amortization of deferred loan fees                             (8,393)        (23,032)         (9,567)
       Deferred federal income tax                                    (6,900)            200          17,800
       ESOP expense                                                   58,519               -               -
       Effects of change in operating assets and liabilities:
         Accrued interest receivable                                   3,792         (12,919)        (14,725)
         Refundable federal income tax                                 2,522          29,405          (9,527)
         Prepaid expenses and other assets                              (701)        (50,988)        (20,380)
         Advances by borrowers for taxes, insurance
             and other                                                (4,908)         31,103          17,462
         Accrued expenses                                              9,797          21,238           6,698
         Accrued federal income tax                                   26,454               -               -
                                                                   ---------       ---------       ---------

         Net cash provided by operating activities                 $ 214,509       $ 146,012       $ 136,845
                                                                   =========       =========       =========





See accompanying notes to financial statements.

                            FOUNDATION BANCORP, INC.

                          Notes to Financial Statements

                 Three Years Ended June 30, 1997, 1996 and 1995

1.     Organization and Summary of Significant Accounting Policies:
       ------------------------------------------------------------

       The following describes the organization and the significant accounting policies followed in the preparation of these consolidated financial statements.

           Nature of operations and principles of consolidation
           ----------------------------------------------------

           Foundation Bancorp, Inc. (the Company) is a holding company formed in 1996 in conjunction with the conversion of Foundation Savings Bank from a mutual savings bank to a stock savings bank in September 1996. The conversion culminated in the Corporation's issuance of 462,875 shares. The Company's financial statements include the accounts of its wholly-owned subsidiary, Foundation Savings Bank (the Savings
           Bank). All significant intercompany transactions have been eliminated.

           The Savings Bank is a state chartered savings and loan association and a member of the Federal Home Loan Bank System and subject to regulation by the Office of Thrift Supervision (OTS), an office of the U. S. Department of the Treasury. As a member of this system, the Savings Bank maintains a required investment in capital stock of the Federal Home Loan Bank of Cincinnati. The Savings Bank provides loans to customers and receives deposits from customers primarily in the metropolitan Cincinnati area.

           Savings accounts are insured by the Savings Association Insurance Fund (SAIF), administered by the Federal Deposit Insurance Corporation (FDIC), within certain limitations. An annual premium is required by the SAIF for the insurance of such savings accounts.

           Cash and cash equivalents
           -------------------------

           For the purpose of reporting cash flows, the Company considers all highly liquid debt instruments with original maturity when purchased of three months or less to be cash equivalents.

           Investment and mortgage-backed securities
           -----------------------------------------

           In May 1993, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities." This standard addresses the accounting and reporting for securities based on management's intent and ability to hold such securities to maturity. The Savings Bank adopted this standard on July 1, 1994. Statement No. 115 requires the classification of investments in debt and equity securities into three categories; held to maturity, trading, and available for sale. Debt securities that the Savings Bank has the positive intent and ability to hold to maturity are classified as held to maturity securities and reported at amortized cost.

           Debt and equity securities that are bought and held principally for the purpose of selling in the near-term are classified as trading securities and reported at fair value, with unrealized gains and losses included in earnings. The Company has no trading securities. Debt and equity securities not classified as either held to maturity securities or trading securities are classified as available for sale securities and reported at fair value, with unrealized gains or losses excluded from earnings and reported as a separate component of stockholders' equity, net of deferred taxes. The Company has not identified any investment or mortgage-backed securities as available for sale.

           Premiums and discounts on investment securities and mortgage-backed securities are amortized and accreted using the interest method over the expected lives of the related securities.

           The Company presently holds all investment securities as held to maturity carried at amortized cost.

           Loans receivable
           ----------------

           Loans held in portfolio are stated at the principal amount outstanding, adjusted for deferred loan origination fees and costs, and the allowance for loan losses.

           Loan origination fees and certain direct origination costs are capitalized and recognized as an adjustment of the yield on the related loan over the contractual life of the loan.

           Interest is accrued as earned unless the collectibility of the loan is in doubt. Uncollectible interest on loans that are contractually past due is charged off, or an allowance is established based on management's periodic evaluation. The allowance is established by a charge to interest income equal to all interest previously accrued, and income is subsequently recognized only to the extent that cash payments are received until, in management's judgment, the borrower's ability to make periodic interest and principal payments has returned to normal, in which case the loan is returned to accrual status.

           Loans held for sale are carried at the lower of cost or market, determined in the aggregate. In computing cost, deferred loan origination fees and costs are aggregated with the principal balances of the related loans. At June 30, 1997 and 1996, the Savings Bank had identified $89,200 and $ -0-, respectively, as loans held for sale.

           The Savings Bank will either sell the related servicing on loans or retain the servicing on loans sold and agree to remit to the investor loan principal and interest at agreed-upon rates. In May 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standard No. 122, "Accounting for Mortgage Servicing Rights." This statement requires that a mortgage banking enterprise recognize as separate assets rights to service mortgage loans for others, however those servicing rights are acquired. A mortgage banking enterprise that acquires mortgage servicing rights through either the purchase or origination of mortgage loans and sells or securitizes those loans with servicing rights retained would allocate the total cost of the mortgage loans to the mortgage servicing rights and the loan based on their relative fair value. Statement No. 122 is effective for fiscal years beginning after December 15, 1995. There was no impact from the adoption of this standard in 1997.

           In June 1996, the FASB issued SFAS No. 125 "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities," which established accounting and reporting standards for transfers and servicing of financial assets and extinguishments of liabilities. The standards are based on a consistent application of a financial components approach that focuses on control. Under that approach, after a transfer of financial assets, an entity recognizes the financial and servicing assets it controls and the liabilities it has incurred, derecognizes financial assets when control has been surrendered, and derecognizes liabilities when extinguished. SFAS No. 125 provides consistent standards for distinguishing transfers of financial assets that are sales from transfers that are secured borrowings. SFAS No. 125 supersedes No.
           122. SFAS No. 125 is effective for transactions occurring after December 31, 1996. There was no impact from the adoption of this standard in 1997.

           It is the Savings Bank's policy to provide valuation allowances for estimated losses on loans based on past loss experience, trends in the level of delinquent and problem loans, adverse situations that may affect the borrower's ability to repay, the estimated value of any underlying collateral and current and anticipated economic conditions in the primary lending area. When the collection of a loan becomes doubtful, or otherwise troubled, the Savings Bank records a loan loss provision equal to the difference between the fair value of the property securing the loan and the loan's carrying value. Major loans and major lending areas are reviewed periodically to determine potential problems at an early date. The allowance for loan losses is increased by charges to earnings and decreased by charge-offs (net of recoveries). The amount of actual write-offs could differ from the estimate. Because of uncertainties inherent in the estimation process, management's estimate of credit losses inherent in the loan portfolio and the related allowance may change in the near term. However, the amount of the change that is reasonably possible cannot be estimated.

           In May 1993, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 114, "Accounting by Creditors for Impairment of a Loan." This standard amends Statement No. 5 to clarify that a creditor should evaluate the collectibility of both contractual interest and contractual principal on all loans when assessing the need for a loss accrual. In October, 1994, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 118, "Accounting by Creditors for Impairment of a Loan - Income Recognition and Disclosure," which amends Statement No. 114 to allow a creditor to use existing methods for recognizing interest income on impaired loans. The statements were effective for the fiscal year beginning July 1, 1995. The Savings Bank adopted the statement effective July 1, 1995, without material effect on financial condition or results of operations.

           For impairment recognized in accordance with SFAS No. 114, as amended, the entire change in present value of expected cash flows is reported as bad debt expense in the same manner in which impairment initially was recognized or as a reduction in the amount of bad debt expense that otherwise would be reported. Interest on impaired loans is reported on the cash basis. Impaired loans are loans that are considered to be permanently impaired in relation to principal or interest based on the original contract. Impaired loans would be charged off in the same manner as all loans subject to charge off. The Savings Bank considers its investment in one to four family and multi-family residential loans, non-residential loans and consumer loans to be homogeneous and therefore excluded from separate identification for evaluation of impairment. The Savings Bank's policy is that collateral dependent loans, which are more than ninety days delinquent, are considered to constitute more than a minimum delay in repayment and are evaluated for impairment under SFAS No. 114 at that time. For the year ended June 30, 1997, the Savings Bank had no loans that were impaired as described in the pronouncement and therefore no interest income was recognized or received on impaired loans.

           Real estate acquired through foreclosure
           ----------------------------------------

           Real estate acquired through foreclosure results when property collateralizing a loan is foreclosed upon or otherwise acquired by the Savings Bank in satisfaction of the loan. Real estate acquired in settlement of loans is recorded at the lower of the recorded investment in the loan satisfied or the fair value of the assets received at the time of acquisition less estimated costs to sell at the date of foreclosure. The fair value of the assets received is based upon a current appraisal adjusted for estimated carrying and selling costs. Valuations are periodically performed by management, and an allowance for losses is established by a charge to operations if the carrying value of a property exceeds its estimated net realizable value. The Savings Bank has no real estate acquired through foreclosure at June 30, 1997 and 1996.

           Property and equipment
           ----------------------

           Property and equipment is stated at cost. Depreciation of property and equipment is provided by the straight-line method over the estimated useful lives (range of lives five to fifteen years) of the related classes of assets.

           Income taxes
           ------------

           Effective July 1, 1993, the Company adopted Financial Accounting Standards Board Statement No. 109 (SFAS 109), "Accounting for Income Taxes." The adoption of SFAS 109 changed the method of accounting for income taxes from the deferred method to an asset and liability approach which requires the recognition of deferred tax liabilities and assets for the expected future tax consequences of temporary differences between the carrying amounts and the tax basis of assets and liabilities.

           Under SFAS 109, deferred income tax assets and liabilities are computed annually for differences between the financial statement and tax basis of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment. Income tax expense is the tax payable or refundable for the period plus or minus the change during the period in deferred tax assets and liabilities.

           Accounting estimates
           --------------------

           The presentation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

           Concentrations of credit risk
           -----------------------------

           The Savings Bank grants first mortgage and other loans to customers located primarily in the metropolitan Cincinnati area. Accordingly, a substantial portion of its debtors' ability to honor their contracts is dependent upon the financial health of the local economy and market.

           Management may at times, maintain deposit accounts with financial institutions in excess of federal deposit insurance limits.

           Employee stock ownership plan
           -----------------------------

           Shares committed to be allocated to the Employee Stock Ownership Plan
           (ESOP) are charged to expense at the average market price for the year. The excess of average market value over cost is added to additional paid-in capital.

           Recent accounting pronouncements
           --------------------------------

           In October 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting No. 123, "Accounting for Stock-Based Compensation." This statement establishes accounting and reporting standards for stock-based employee compensation plans including stock options. The statement defines a "fair value based method" for employee stock options and encourages all entities to adopt that method for such options. However, it allows an entity to continue to measure compensation cost of those plans using the "intrinsic value based method" of accounting prescribed by Accounting Principles Board Opinion No. 25. Entities electing to remain with the accounting in Opinion 25 must make proforma disclosures of net income and earnings per share, as if the fair value method of accounting defined in this statement had been applied. There was no impact from the adoption of this standard since the Company presently does not have any stock options.

           Earnings per share
           ------------------

           Earnings per share for the period ended June 30, 1997 is based on the Company's net income for the nine months ended since the effective date of the Savings Bank's mutual-to-stock conversion divided by 432,456 weighted average shares outstanding. Weighted-average shares outstanding do not include unallocated shares purchased by the ESOP. Disclosure of earnings per share for 1996 and 1995 are not applicable, as the Savings Bank completed its conversion from mutual to Stock form in September 1996.

2.     Investment Securities:
       ----------------------

       The amortized cost, gross unrealized gains, gross unrealized losses and fair values of investment securities are as follows:

                                                                 June 30, 1997
                                         --------------------------------------------------------------
                                                             Gross             Gross
                                          Amortized       Unrealized        Unrealized          Fair
                                            Cost             Gains            Losses            Value
                                            ----             -----            ------            -----
       Obligations of U.S.
           Government agencies           $ 945,840             2,875               -            948,715
                                           =======          ========         ========           =======

                                                                 June 30, 1996
                                         --------------------------------------------------------------
                                                             Gross             Gross
                                          Amortized       Unrealized        Unrealized          Fair
                                            Cost             Gains            Losses            Value
                                            ----             -----            ------            -----
       Obligations of U.S.
           Government agencies           $ 899,687               948               -            900,635
                                           =======          ========         ========           =======

       The amortized cost and fair value of investment securities at June 30, 1997 and 1996 by contractual maturity are shown below. Actual maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

                                                                               June 30, 1997
                                                                  -----------------------------------
                                                                   Amortized                   Fair
                                                                     Cost                      Value
                                                                     ----                      -----
       Due or callable in one year or less                        $ 795,840                   798,850
       Due after one year through five years                        150,000                   149,865
                                                                    -------                   -------

                                                                  $ 945,840                   948,715
                                                                    =======                   =======

                                                                               June 30, 1996
                                                                  -----------------------------------
                                                                   Amortized                   Fair
                                                                     Cost                      Value
                                                                     ----                      -----
       Due or callable in one year or less                        $ 899,687                   900,635
       Due after one year through five years                            -                         -
                                                                    -------                   -------

                                                                  $ 899,687                   900,635
                                                                    =======                   =======

       Included in investments at June 30, 1997 and 1996, are $500,000 of callable notes with a final maturity in the year 2001 and $150,000 in callable notes with maturity in the year 2000.

3.     Mortgage-Backed Securities:
       ---------------------------

       The amortized cost, gross unrealized gains, gross unrealized losses and fair value of mortgage-backed securities are as follows:

                                                                                   June 30, 1997
                                                             --------------------------------------------------------
                                                                                Gross          Gross
                                                             Amortized       Unrealized     Unrealized        Fair
                                                               Cost             Gains         Losses          Value
                                                               ----             -----         ------          -----

       Federal Home Loan Mortgage Corp.                     $ 2,003,877             -          53,687       1,950,190
       Federal National Mortgage Association                  2,094,513             -          68,185       2,026,328
       Government National Mortgage
           Association                                          189,846          1,192            -           191,038
                                                              ---------          -----        -------       ---------

                                                            $ 4,288,236          1,192        121,872       4,167,556
                                                              =========          =====        =======       =========

                                                                                   June 30, 1996
                                                             --------------------------------------------------------
                                                                                Gross          Gross
                                                             Amortized       Unrealized     Unrealized      Fair
                                                               Cost             Gains         Losses        Value
                                                               ----             -----         ------          -----
       Federal Home Loan Mortgage Corp.                     $ 2,117,050            -           33,746       2,083,304
       Federal National Mortgage Association                  2,308,198            -           52,063       2,256,135
       Government National Mortgage
           Association                                          215,261            -              811         214,450
                                                              ---------          -----        -------       ---------

                                                            $ 4,640,509            -           86,620       4,553,889
                                                              =========          =====        =======       =========

       The maturity of the mortgage-backed securities is based on the repayment terms of the underlying mortgages.

4.     Loans Receivable:
       -----------------

       Loans receivable consists of the following:

                                                                                              June 30
                                                                                   --------------------------------
                                                                                       1997                 1996
                                                                                       ----                 ----

       Residential one-to-four family real estate                                  $ 23,816,788          20,949,519
       Multi-family residential real estate                                             967,949             903,137
       Commercial real estate                                                         1,118,283           1,286,992
       Consumer                                                                         389,459             296,332
       Passbook                                                                          26,933              56,331
                                                                                     ----------          ----------
                                                                                     26,319,412          23,492,311
       Less:
                Loans in process                                                       (237,042)            (89,191)
                Allowance for loan losses                                              (126,147)           (111,147)
                Deferred loan fees                                                      (16,723)            (25,309)
                                                                                     ----------          ----------

                                                                                   $ 25,939,500          23,266,664
                                                                                     ==========          ==========

       At June 30, 1997 and 1996, adjustable rate loans approximated $9,175,000 and $9,240,000.

       Activity in the allowance for loan losses was as follows:

                                                                               Year Ended June 30,
                                                                   -------------------------------------------
                                                                     1997              1996              1995
                                                                    -------           -------           ------
       Beginning balance                                          $ 111,147            98,138           72,107
       Provision for loan losses                                     15,000            43,990           12,000
       Write-offs net of recoveries                                      -            (30,981)          14,031
                                                                    -------           -------           ------

       Ending balance                                             $ 126,147           111,147           98,138
                                                                    =======           =======           ======

       Gross proceeds on sales of loans were $1,081,556, $701,447 and $576,584 for the years ended June 30, 1997, 1996 and 1995, respectively. Net realized gains on sales of loans were $5,121, $7,889 and $12,179 for the years ended June 30, 1997, 1996 and 1995. Loans serviced for others as of June 30, 1997, 1996 and 1995, were $249,270, $251,280, and $198,076, respectively.

       At June 30, 1997 and 1996, the Company had no non-accrual loans.

       Loans to officers, directors and employees totaled approximately $5,038 and $93,521 at June 30, 1997 and 1996, respectively. An analysis of loan activity to such persons for the fiscal year ended June 30, 1997 and 1996, is as follows:

                                                                                              June 30
                                                                                     -------------------------
                                                                                       1997              1996
                                                                                       ----              ----

       Outstanding balance, beginning                                                $ 93,521           98,866
       New loans issued                                                                    -                -
       Repayments                                                                      88,483            5,345
                                                                                       ------          -------

       Outstanding balance, ending                                                  $   5,038           93,521
                                                                                      =======           ======

5.     Property and Equipment:
       -----------------------

       Property and equipment are summarized as follows:

                                                                                      1997              1996
                                                                                      ----              ----

       Real estate owned - investment property                                      $ 251,847          251,847
       Furniture and equipment                                                        141,387          153,264
       Leasehold improvements                                                          34,246           34,246
                                                                                      -------          -------
                                                                                      427,480          439,357
       Less accumulated depreciation                                                  128,546          126,076
                                                                                      -------          -------

                                                                                    $ 298,934          313,281
                                                                                      =======          =======

       The Company leases its office facility under a ten year non-cancelable lease which expires in March of 2001 with additional renewal options. Rent expense for each of the years ended June 30, 1997, 1996 and 1995, was $53,355.

       Minimum commitments under the term of the lease are as follows:

                               Year Ended June 30,
                               -------------------

                                      1998                                 $  51,628
                                      1999                                    51,628
                                      2000                                    51,628
                                Subsequent years                              38,722
                                                                           ---------
                                                                           $ 193,606
                                                                           =========

6.     Investment Property:
       --------------------

       The Savings Bank acquired real estate at the southeast corner of Eighth and Vine Streets in 1980. The Savings Bank has a lease agreement on the property as a parking lot under a three year lease beginning July 1, 1994. The lease payments were $5,700 per month for the first two years and $6,100 per month for the third year. Rent income for the years ended June 30, 1997, 1996 and 1995, was $73,200, $68,400 and $68,400,
       respectively. The lease was renewed in July 1997, for an additional three years at $73,200 per year.

7.     Deposits:
       ---------

       Deposits consist of the following:

                                                                          June 30,
                                               -----------------------------------------------------------------
                                                             1997                                1996
                                               ------------------------------     ------------------------------
                                                 Weighted                           Weighted
                                                  Average                            Average
                                                   Rate             Amount            Rate               Amount
                                                   ----             ------            ----               ------

       Passbook                                    2.56%        $    791,290          2.50%              995,905
       NOW and money market accounts               2.45            1,732,157          2.49             1,947,215
                                                                  ----------                           ---------

                                                   2.48            2,523,447          2.50             2,943,120
                                                                  ----------                           ---------

       Certificates of deposit:
           3 months                                5.03               59,765          4.42               291,311
           6 months                                5.58            1,361,002          4.33             1,416,086
           10/11 months                            2.81               23,618          2.81                22,961
           12 months                               5.87           10,272,679          5.62             9,976,064
           18 months                               2.47               33,624          6.42             5,538,925
           2 years                                 6.07            9,844,447          6.12             4,735,688
           3 years                                 6.11            1,364,492          5.94               829,830
           4 years                                 5.41              221,198          5.38               209,055
           5 years                                 5.92            1,587,493          5.76               987,744
                                                                  ----------                          ----------

                                                   5.94           24,768,318          5.82            24,007,664
                                                                  ----------                          ----------

                                                   5.60%        $ 27,291,765          5.46%           26,950,784
                                                                  ==========                          ==========

       Maturities of outstanding certificates of deposit are summarized as follows:

                                                                             June 30,
                                                                    ----------------------------
                                                                      1997                 1996
                                                                    -------               ------
                                                                         (In Thousands)

       One year or less                                             $ 15,201              19,151
                  1 - 2 years                                          7,740               3,476
                  2 - 3 years                                            727                 859
                  Over 3 years                                         1,100                 522
                                                                      ------              ------

                                                                    $ 24,768              24,008
                                                                      ======              ======

       Interest expense on deposits is summarized as follows:

                                                                               Year Ended June 30,
                                                                  ----------------------------------------------
                                                                      1997              1996            1995
                                                                   ---------         ---------        ---------

       Passbook                                                  $    26,805            33,469           45,278
       NOW and money market accounts                                  48,140            54,233           79,124
       Certificates of deposit                                     1,411,589         1,452,833        1,184,284
                                                                   ---------         ---------        ---------

                                                                 $ 1,486,534         1,540,535        1,308,686
                                                                   =========         =========        =========

       The aggregate amount of certificates of deposits in denominations of $100,000 or more was $2,541,599 and $2,639,352 at June 30, 1997 and 1996,
       respectively. Deposit accounts exceeding $100,000 are not federally insured.

8.     Advances from Federal Home Loan Bank:
       -------------------------------------

       The Savings Bank borrowed $1,000,000 in 1994 from the Federal Home Loan Bank under a mortgage matched advance program. Interest is charged on the advance at a weighted average rate of 5.50% and is due in 120 to 180 monthly installments of $9,517 including interest. The Savings Bank borrowed an additional $300,000 in 1995. The note is an interest only bearing an interest rate of 6.85%. The note matured September 1, 1995.

       Future maturities on the advance are as follows:

                               Year Ended June 30,
                               -------------------
                                      1998                    $   74,366
                                      1999                        78,506
                                      2000                        82,878
                                      2001                        87,494
                                      2002                        92,368
                               2003 and subsequent               338,791
                                                                 -------

                                                               $ 754,403
                                                               =========

       The advances are collateralized by a blanket agreement on residential mortgage loans held by the Savings Bank. The Savings Bank has also pledged its Federal Home Loan Bank stock and mortgage notes with unpaid principal balances of approximately $1,140,631 for future advances.

9.     Financial Instruments:
       ----------------------

       The following fair value disclosures are made in accordance with the requirements of SFAS No. 107, "Disclosures About Fair Value of Financial Instruments." SFAS No. 107 requires the disclosure of fair value information about both on-and-off-balance sheet financial instruments where it is practical to estimate that value. In cases where quoted market prices were not available, fair values were based on estimates using present value or other valuation methods, as described below. The use of different assumptions (e.g., discount rates and cash flow estimates) and estimation methods could have a significant effect on fair value amounts. Accordingly, the estimates presented herein are not necessarily indicative of the amounts the Company could realize in a current market exchange. Because SFAS No. 107 excludes certain financial instruments and all non-financial instruments from its disclosure requirements, any aggregation of the fair value amounts presented would not represent the underlying value of the Company.

       The following methods and assumptions were used in estimating the fair values of financial instruments, cash, interest bearing deposits and investment in FHLB stock. The carrying value of cash and interest bearing deposits approximates those assets' fair value.

           Investments and mortgage-backed securities
           ------------------------------------------

           For investment securities (debt instruments) and mortgage-backed securities, fair values are based on quoted market prices, where available. If a quoted market price is not available, fair value is estimated using quoted market prices of comparable instruments.

           Loans receivable
           ----------------

           The fair value of the loan portfolio is estimated by evaluating homogeneous categories of loans with similar financial characteristics. Loans are segregated by types, such as residential mortgage, commercial real estate and consumer. Each loan category is further segmented into fixed and adjustable rate interest, terms, and by performing and nonperforming categories.

           The fair value of performing loans, except residential mortgage loans, is calculated by discounting contractual cash flows using estimated market discount rates which reflect the credit and interest rate risk inherent in the loan. For performing residential mortgage loans, fair value is estimated by discounting contractual cash flows adjusted for prepayment estimates using discount rates based on secondary market sources. The fair value for significant nonperforming loans is based on recent internal or external appraisals. Assumptions regarding credit risk, cash flow, and discount rates are subjectively determined by using available market information.

           Savings accounts
           ----------------

           The fair values of passbook accounts, NOW accounts, and money market savings and demand deposits approximates their carrying values. The fair value of fixed maturity certificates of deposit is estimated using a discounted cash flow calculation that applies interest rates currently offered for deposits of similar remaining maturities.

           Off-balance sheet items
           -----------------------

           Carrying value is a reasonable estimate of fair value. These instruments are generally variable rate or short-term in nature, with minimal fees charged.

       The estimated fair values of the Company's financial instruments were as follows at :

                                                                                  June 30, 1997
                                                                         -------------------------------
                                                                            Carrying             Fair
                                                                             Amount              Value
                                                                             ------              -----
       Financial assets:
              Cash and due from banks, interest bearing
                  deposits with banks and federal funds sold              $3,289,275           3,289,275

              Investment securities                                          945,840             948,715
              Mortgage-backed securities                                   4,288,236           4,167,556
              Loans receivable                                            25,939,500          26,252,000
              Accrued interest receivable                                    146,373             146,373

       Financial liabilities:
              Deposit liabilities                                         27,291,765          27,349,000
              Federal Home Loan Bank advances                                754,403             624,000

       Off balance sheet items                                                   -                   -

       Financial assets:
              Cash and due from banks, interest bearing
                  deposits with banks and federal funds
                  sold                                                   $ 1,172,489           1,172,489

              Investment securities                                          899,687             900,635
              Mortgage-backed securities                                   4,640,509           4,553,889
              Loans receivable                                            23,266,664          23,191,000
              Accrued interest receivable                                    150,165             150,165

       Financial liabilities:
              Deposit liabilities                                         26,950,784          27,001,000
              Advances Federal Home Loan Bank                                825,000             667,000

       Off balance sheet items                                                   -                   -



10.    Capital Requirements:
       ---------------------

       The Savings Bank is subject to minimum regulatory capital requirements promulgated by the Office of Thrift Supervision (OTS). The minimum capital standards generally require the maintenance of regulatory capital sufficient to meet each of three tests, hereinafter described as the tangible capital requirement, the core capital requirement and the risk-based capital requirement.

       The tangible capital requirement provides for minimum tangible capital (defined as stockholders' equity less all intangible assets) equal to 1.5% of adjusted total assets. The core capital requirement provides for minimum core capital (tangible capital plus certain forms of supervisory goodwill and other qualifying intangible assets) equal to 3.0% of adjusted total assets. The risk-based capital requirement currently provides for the maintenance of core capital plus general loss allowances equal to 8.0% of risk-weighted assets. In computing risk-weighted assets, the Savings Bank multiplies the value of each asset on its statement of financial condition by a defined risk-weighing factor, e.g., one-to-four family residential loans carry a risk-weighted factor of 50%.

       The Savings Bank's regulatory capital exceed all minimum capital requirements as shown in the following table:

                                                                             June 30, 1997
                                                    ---------------------------------------------------------------
                                                                           Regulatory Capital
                                                                                                     Risk-
                                                    Tangible                Core                     based
                                                     Capital         %     Capital         %         Capital    %
                                                     -------         -     -------         -         -------    -
                                                                       (in Thousands)
                                                                         (Unaudited)
       Capital under generally accepted
           accounting principles                      $ 5,532                  5,532                 5,532
       General valuation allowances                       -                      -                     126
                                                      -------     ------       -----    ------       -----   ------
       Regulatory capital computed                      5,532      15.70       5,532     15.70       5,658    34.10

       Minimum capital requirements                       529       1.50       1,058      3.00       1,325     8.00
                                                      -------     ------       -----    ------       -----   ------

       Regulatory capital-excess                      $ 5,003      14.20       4,474     12.70       4,333    26.10
                                                        =====      =====       =====     =====       =====    =====

                                                                             June 30, 1996
                                                    ---------------------------------------------------------------
                                                                           Regulatory Capital
                                                                                                     Risk-
                                                      Tangible                 Core                  based
                                                       Capital       %        Capital       %       Capital     %
                                                       -------       -        -------       -       -------     -
                                                                          (in Thousands)
                                                                            (Unaudited)
       Capital under generally accepted
           accounting principles                      $ 2,792                  2,792                 2,792
       General valuation allowances                       -                      -                     111
                                                      -------     ------       -----    ------       -----   ------
       Regulatory capital computed                      2,792       9.05       2,792      9.05       2,903     19.4

       Minimum capital requirements                       462       1.50         925      3.00       1,198      8.0
                                                      -------     ------       -----    ------       -----   ------

       Regulatory capital-excess                      $ 2,330       7.55     $ 1,867      6.05     $ 1,705     11.4
                                                        =====       ====       =====      ====       =====     ====

11.    Commitments:
       ------------

       At June 30, 1997, the Savings Bank had commitments to originate loans totaling $654,450. The entire amount was for fixed rate loans. No portion of these loans were disbursed prior to June 30, 1997, and the financial statements do not reflect any liability for such commitments. Management anticipates that all originations will be funded from existing liquidity and normal monthly cash flows. Loan commitments as of June 30, 1996 were $1,026,900.

12.    Retirement Plans:
       -----------------

       The Savings Bank had a 401(k) Salary Savings Plan with the Ohio Savings and Loan League. The plan was terminated as of June 30, 1996. During years ended June 30, 1996 and 1995, respectively, retirement expense amounted to $ 12,700 and $10,585. The plan covered all employees having completed one year of service and having attained the age of 21. The employee could contribute up to nine percent with the employer matching contribution of three percent and a discretionary three percent employer matching contribution.

       Concurrent with the Savings Bank's conversion from the mutual to stock form of organization, in September 1996, the Company established an ESOP which provides retirement benefits for substantially all employees who have completed one year of service and have attained age 21. The ESOP initially acquired 37,030 common shares in the conversion offering. The funds used by the ESOP to purchase the stock were provided by a loan from the Company which will be repaid by contributions to the ESOP by the Company in the future. Management intends to allocate these shares to eligible employees' accounts over the next five to seven years. Expense for shares committed to be allocated during 1997 was $53,451. Remaining unearned shares at June 30, 1997, was 31,685.

13.    Federal Income Taxes:
       ---------------------

       The Company has qualified under provisions of the Internal Revenue Code which permit the Savings Bank to deduct from taxable income an allowance for bad debts based on a percentage of taxable income before such deduction. The Tax Reform Act of 1969 gradually reduced this reduction to 40% for years beginning in 1979. The Tax Reform Act of 1986 reduced this deduction to 8% beginning in 1988 and starting in 1997, the percentage of taxable income method is no longer allowed.

       Appropriated and unappropriated retained income at June 30, 1997 included earnings of approximately $653,000, representing such bad debt deductions for which no provision for federal income taxes has been made. In the future, if the Company does not meet the federal income tax requirements necessary to permit it to deduct an allowance for bad debts, the Company will be subject to federal income tax at the then current corporate rate. Management does not contemplate any action which would cause such pre-1988 cumulative bad debt deduction to be subject to federal income taxes, although it is possible that changes in legislation could, at a future date require recapture of all or part of this bad debt deduction.

       An analysis of income tax expense, setting forth the reasons for the variations from the statutory rate is as follows:

                                                                               Year Ended June 30
                                                                   --------------------------------------------
                                                                      1997               1996             1995
                                                                      ----               ----             ----

       Federal income taxes at the statutory
           rate of 34%                                              $ 53,385            38,519           58,876
       Bad debt deduction                                                 -                -                -
       Other, primarily surtax exemptions                             (8,328)          (11,677)         (11,076)
                                                                      ------            ------           ------

       Federal income taxes per consolidated
           financial statements                                     $ 45,057            26,842           47,800
                                                                      ======            ======           ======

       Effective tax rate                                               28.7%             23.7%            27.6%
                                                                      ======            ======           ======

       The tax effect of temporary differences that give rise to significant portions of deferred tax assets and deferred tax liabilities are as follows:

                                                                                     June 30
                                                              ---------------------------------------------------
                                                                      1997               1996             1995
                                                                      ----               ----             ----

       Deferred tax assets arising from:
           Allowance for loan losses                                $ 31,800            26,800           15,000
           Deferred loan fees and costs                                8,000            11,100           15,500
           Basis of investments                                        2,000             2,000            2,000
                                                                      ------            ------           ------
                    Total deferred tax assets                         41,800            39,900           32,500
                                                                      ------            ------           ------

       Deferred tax liabilities arising from:
           Accrual to cash conversion                                 23,700            32,300           30,300
               Depreciation                                           17,000            20,200           20,800
               FHLB stock                                             55,000            48,200           42,000
                                                                      ------         ---------          -------
                    Total deferred tax liabilities                   (95,700)         (100,700)         (93,100)
                                                                      ------          --------          -------

       Net deferred tax liability                                   $ 53,900            60,800           60,600
                                                                      ======         =========          =======

       The Savings Bank has not recorded a valuation allowance, as the deferred tax assets are presently considered to be realizable based on the level of anticipated future taxable income. Net deferred tax liabilities and federal income tax expense in future years can be significantly affected by changes in enacted tax rates.

       The components of deferred income tax expense (credit) are as follows:

                                                                               Year Ended June 30
                                                              -------------------------------------------------
                                                                      1997              1996              1995
                                                                      ----              ----              ----
       Loan origination fees                                        $  3,100             4,400            4,200
       FHLB stock dividend                                             6,800             6,200            5,400
       Depreciation                                                   (3,300)             (600)            (900)
       Accrual to cash conversion                                     (8,300)            2,000           10,800
       Bad debt reserves and other                                    (5,200)          (11,800)          (1,700)
                                                                      ------           -------           ------

                                                                    $ (6,900)              200           17,800
                                                                      ======         =========           ======

14.    SAIF Special Assessment:
       ------------------------

       The deposits of the Savings Bank are presently insured by the SAIF, which together with the Bank Insurance Fund (BIF), are the two insurance funds administered by the FDIC. On November 8, 1995, the FDIC revised the premium schedule for BIF-insured banks to provide a range of .00% to .31% of deposits (as compared to the current range of .23% to .31% of deposits for SAIF-insured institutions) due to the BIF achieving its statutory reserve ratio. As a result, BIF members generally would pay substantially lower premiums than SAIF members. It was previously anticipated that the SAIF would not be adequately recapitalized until 2002, absent a substantial increase in premium rates or the imposition of special assessments or other significant developments.

       On September 30, 1996, the President signed an omnibus appropriations package which included the recapitalization of the SAIF. All SAIF members were required to pay a one-time assessment of 65.7 cents per $100 in deposits held on March 31, 1995. The Savings Bank's special assessment was approximately $168,000. The assessment was charged against earnings during the 1997 year. Beginning January 1, 1997, SAIF members were assessed a premium of 6.4 cents per $100 of deposits. Other provisions of the appropriations package require the Treasury Department to provide Congress, by March 31, 1997, with a report on merging of the bank and thrift charters and merging the SAIF and BIF by January 1, 1999, provided the bank and thrift charters have been merged by that date. It also required BIF and SAIF members to begin sharing the FICO obligation on a pro-rata basis at the earlier of January 1, 2000, or when the BIF and SAIF funds are merged.

15.    Bad Debt Reserve Recapture:
       ---------------------------

       A bill repealing the thrift bad debt reserve has been signed into law and is effective for taxable years beginning after December 31, 1995. All savings banks and thrifts will be required to account for tax reserves for bad debts in the same manner as banks. Such entities with assets less than $500 million will be required to maintain a moving average expense-based reserve and no longer will be able to calculate a reserve based on a percentage of taxable income.

       Tax reserves accumulated after 1987 will automatically be subject to recapture. The recapture will occur in equal amounts over six years beginning in 1997 and can be deferred up to two years, depending on the level of loans originated.

       As a result of the tax law change, the Company is expected to ultimately recapture approximately $32,500 of tax reserves accumulated after 1987, resulting in additional tax payments of $11,000. The recapture of these reserves will not result in any significant income statement effect to the Company. Pre-1988 tax reserves will not have to be recaptured unless the thrift or its successor institution liquidates, redeems shares or pays a dividend in excess of earnings and profits.

16.    Conversion and Liquidation Account:
       -----------------------------------

       On May 31, 1996, the Savings Bank's Board of Directors adopted an overall plan of conversion and reorganization (the Plan) whereby the Savings Bank would convert to the stock form of ownership, followed by the issuance of all of the Savings Bank's outstanding common shares to the Company.

       In September 1996, the Savings Bank completed its conversion to the stock form of ownership and issued all of its outstanding common shares to the Company.

       In connection with the conversion, the Company sold 462,875 at a price of $10.00 per share which, after consideration of offering expenses totaling $287,624 and shares purchased by employee benefit plans, resulted in net cash proceeds of $3.97 million.

       At the time of the conversion in September 1996, the Savings Bank established a liquidation account in an amount of $2,772,105, which is equal to the Savings Bank's regulatory capital at March 31, 1996. The liquidation account will be maintained for the benefit of eligible savings account holders who maintain their savings account in the Savings Bank after conversion.

       In the event of a complete liquidation (and only in such event), each eligible savings account holder will be entitled to receive a liquidation distribution from the liquidation account in the amount of the then current adjusted balance of savings accounts held before any liquidation distribution may be made with respect to capital stock. Except for the repurchase of shares and payment of dividends by the Company, the existence of the liquidation account will not restrict the use or application of such related earnings.

       The Savings Bank may not declare or pay a cash dividend on/or repurchase any of, its capital stock if the effect thereof would cause the regulatory capital of the Savings Bank to be reduced below either the amount required for the liquidation account or the regulatory capital requirements imposed by the FDIC.

17.    Summarized Financial Information of the Parent Company:
       -------------------------------------------------------

                            FOUNDATION BANCORP, INC.

                        Statement of Financial Condition
                        --------------------------------

                                  June 30, 1997


       Assets:
              Cash                                         $   109,679
              Investment in Foundation Savings Bank          2,970,826
              Note receivable-Foundation Savings Bank        1,000,000
                                                           -----------
                                                           $ 4,080,505
                                                           ===========

       Liabilities and stockholders' equity:
              Liabilities:
                  Accrued expenses                         $    19,952
                                                           -----------

              Stockholders' equity:
              Common stock                                 $         -
              Additional paid in capital                     4,341,126
              Retained earnings                                 31,208
              Less unearned ESOP shares                       (311,781)
                                                           -----------

                                                             4,060,553
                                                           -----------
                                                           $ 4,080,505
                                                           ===========

                               Statement of Income
                               -------------------

       Interest income                                     $    57,350
       Professional fees                                        (6,140)
       Income taxes                                            (20,002)
                                                           -----------

                                                           $    31,208
                                                           ===========

18.    Selected Quarterly Financial Data (unaudited):
       ---------------------------------------------


       Summarized quarterly financial information for the quarters after the conversion is as follows:

                                                    Quarter Ended             Quarter Ended         Quarter Ended
                                                  December 31, 1996          March 31, 1997         June 30, 1997
                                                  -----------------          --------------         -------------

       Interest income                                  $640                       649                   663
       Interest expense                                  372                       379                   389
                                                        ----                      ----                  ----

              Net interest income                        268                       270                   274
       Other income                                       18                        16                    15
       Other expenses                                    187                       188                   183
                                                        ----                      ----                  ----
              Income (loss) before
                 provision for income taxes               99                        98                   106
       Provision (credit) for income taxes                32                        31                    29
                                                        ----                      ----                  ----

              Net income (loss)                         $ 67                        67                    77
                                                        ====                      ====                  ====

       Earnings (loss) per share                        0.16                      0.16                  0.17
                                                        ====                      ====                  ====

================================================================================


                                  DIRECTORS OF
                            FOUNDATION BANCORP, INC.
                                       AND
                             FOUNDATION SAVINGS BANK


LAIRD L. LAZELLE                                             MARDELLE DICKHAUT
         President, Foundation Bancorp, Inc.                           Retired from Foundation Savings Bank.
         and Foundation Savings Bank

RUTH C. EMDEN                                                ROBERT E. LEVITCH
         Retired. Currently active in community work.                  Corrections Officer with the Hamilton County
                                                                       Sheriff's Office.

MICHAEL S. SCHWARTZ                                          PAUL L. SILVERGLADE
         Attorney at law practicing in Cincinnati                      Retired Corporate Office Personnel
         and operates a title insurance agency.                        Director for Federated Department Stores.

IVAN J. SILVERMAN
         Investment Consultant and Associate Vice
         President with Gradison Division of McDonald
         & Company Securities, Inc. Mr. Silverman is also the Mayor of the City of Montgomery.



                              EXECUTIVE OFFICERS OF
                            FOUNDATION BANCORP, INC.

LAIRD L. LAZELLE                                             DIANNE K. RABE, CPA
         President & Chief Executive Officer                           Secretary and Treasurer



                              EXECUTIVE OFFICERS OF
                             FOUNDATION SAVINGS BANK

LAIRD L. LAZELLE                                             DIANNE K. RABE, CPA
         President & Chief Executive Officer                           Vice President

MICHAEL S. SCHWARTZ                                          MARDELLE DICKHAUT
         Chairman of the Board                                         Secretary

MARGO A. LIEBERT                                             MICHELLE BARTH
         Treasurer                                                     Assistant Secretary

================================================================================

                            FOUNDATION BANCORP, INC.
                                       AND
                             FOUNDATION SAVINGS BANK

                              CORPORATE INFORMATION

                                CORPORATE OFFICES
                                -----------------
                                25 Garfield Place
                             Cincinnati, Ohio 45202
                              Phone (513) 721-0120
                               Fax (513) 721-0140

                        STOCK TRANSFER AGENT & REGISTRAR
                        --------------------------------
                                Fifth Third Bank
                           Corporate Trust Operations
                                Mail Drop 1090F5
                            38 Fountain Square Plaza
                             Cincinnati, Ohio 45263
                           Toll Free # (800) 837-2755

                             CORPORATE LEGAL COUNSEL
                             -----------------------
                          Vorys, Sater, Seymour & Pease
                              Suite 2100 Atrium Two
                             221 East Fourth Street
                           Cincinnati, Ohio 45201-0236

                              INDEPENDENT AUDITORS
                              --------------------
                       Clark, Schaefer, Hackett & Company
                                   Suite 1600
                             105 east Fourth Street
                             Cincinnati, Ohio 45202

                                  MARKET MAKERS
                                  -------------
                                   Ernst & Co.
                        Friedman, Billings, Ramsey & Co.
                                Monroe Securities
                                  Mesirow & Co.
                               Trident Securities

                                 TRADING SYMBOL
                                 --------------
  Foundation Bancorp, Inc., is traded on the National Daily Quotation Service
                     "Pink Sheets" under the symbol "FOUN".

A COPY OF FORM 10-KSB OF FOUNDATION BANCORP, INC. FOR THE FISCAL YEAR ENDED JUNE 30, 1997, AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION, WILL BE FURNISHED WITHOUT CHARGE TO STOCKHOLDERS AS OF THE RECORD DATE UPON WRITTEN REQUEST TO LAIRD L. LAZELLE, PRESIDENT, FOUNDATION BANCORP, INC., 25 GARFIELD PLACE, CINCINNATI, OHIO 45202.