Form 10KSB40, Exhibit 13
period 1998-06-30
FOUNDATION BANCORP INC
filed 1998-09-28
CIK 1012775

                                                                      Exhibit 13

                            FOUNDATION BANCORP, INC.

                    Parent Company of Foundation Savings Bank

                            (Foundation Bancorp logo)

                                      1998

                                  ANNUAL REPORT

     TO OUR SHAREHOLDERS:

     On behalf of the Board of Directors of Foundation Bancorp, Inc. ("Foundation"), I am pleased to present Foundation's second annual report. September 25, 1998 was the second anniversary of our initial public offering.

     Foundation paid its second annual dividend to shareholders on August 25, 1998. This dividend, for the fiscal year ended June 30, 1998, was $.40 per share. Last fiscal year's dividend was $.25 per share.

     Net income for the 1998 fiscal year ended June 30, 1998 was $232,113, up from the $111,956 for the 1997 fiscal year. The 1998 fiscal year results included a charge to earnings in the amount of $34,268. This charge relates to the market value of the 6,232 shares allocated in the ESOP during the year. The shares were originally purchased at $10 per share, but the average market price was $15.50 per share at allocation, resulting in a compensation expense charge of $5.50 per share. The effect of this charge is to reduce earnings and earnings per share, with no tax benefit, and increase paid-in capital and book value per share. This is not a true cash expense, but the effect of an accounting pronouncement designed to reflect the market cost of the ESOP. Shareholders' equity was still enhanced by the full $266,381 earned before the ESOP accounting treatment.

     The current economy has resulted in what is known as a "flat yield curve", whereby short term interest rates are trading within 30 basis points of the long bond. This economic environment has begun to impact Foundation's earnings as borrowers refinance to obtain lower interest rates. This has resulted in a decline in the yield on long-term interest-earning assets with little corresponding decrease in the short-term rates paid on deposits. Foundation views investing in the current low yields on long-term mortgages to be undesirable and has reinvested the proceeds from payoffs in short-term liquid obligations, resulting in a decrease in net interest income. Foundation, however, is experiencing its best lending year ever, resulting in a substantial increase in gains on sales of loans.

     Foundation intends to continue to originate fixed-term mortgages primarily for sale in the secondary market, rather than for its portfolio in the current interest rate environment. Loans held for investment decreased $4.5 million during the 1998 fiscal year as a result of this strategy. Short-term liquidity has more than doubled, which has reduced interest-rate-risk and positioned Foundation to benefit from an increase in long-term interest rates. In the short run, we expect net earnings to be negatively impacted, the extent of which is dependent on the duration and extent of the current rate environment in which interest rates are continuing to decline to historic levels.

     Thank you for being a shareholder of Foundation Bancorp.

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

As a savings and loan holding company, the Company is subject to regulation, supervision and examination by the Office of Thrift Supervision of the United States Department of the Treasury (the "OTS"). As a savings association incorporated under the laws of Ohio, Foundation is subject to regulation, supervision and examination by the OTS and the Ohio Department of Commerce, Division of Financial Institutions (the "Division") and the Federal Deposit Insurance Corporation. Foundation is also a member of the Federal Home Loan Bank (the "FHLB") of Cincinnati.


                          MARKET PRICE OF THE COMPANY'S
                  COMMON SHARES AND RELATED SHAREHOLDER MATTERS
================================================================================

There were 462,875 common shares of the Company outstanding on June 30, 1998, and held of record by approximately 152 shareholders. Price information with respect to the Company's common shares is quoted on the National Daily Quotation Service ("NDQS"). The high and low bids for the common shares of the Company for the periods indicated, as quoted by NDQS, were as follows:


   Fiscal 1997                                             Cash dividends
  Quarter Ended               High             Low            declared
-----------------            ------           ------       --------------
December 31, 1996            $11.00           $10.50           $    -
March 30, 1997               $12.50           $11.00                -
June 30, 1997                $12.75           $12.50                -

   Fiscal 1998
  Quarter Ended
-----------------
September 30, 1997           $15.00           $13.00           $  .25
December 31, 1997            $15.50           $14.50                -
March 31, 1998               $19.00           $15.00                -
June 30, 1998                $18.25           $15.50                -

The income of the Company consists of dividends which may periodically be declared and paid by the Board of Directors of Foundation on the common shares of Foundation held by the Company and earnings on the net proceeds retained by the Company from the sale of the Company's common shares in connection with the Conversion. In addition to certain federal income tax considerations, OTS regulations impose limitations on the payment of dividends and other capital distributions by savings associations. Under OTS regulations applicable to converted savings associations, Foundation is not permitted to pay a cash dividend on its common shares if its regulatory capital would, as a result of the payment of such dividend, be reduced below the amount required for the liquidation account (which was established for the purpose of granting a limited priority claim on the assets of Foundation, in the event of a complete liquidation, to those members of Foundation before the Conversion who maintain a savings account at Foundation after the Conversion) or applicable regulatory capital requirements prescribed by the OTS.

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

                                                                     At June 30,
                                        --------------------------------------------------------------------
SELECTED FINANCIAL CONDITION:             1998           1997           1996            1995           1994
                                        -------        -------        -------         -------        -------
                                                                   (In thousands)

Total amount of:

    Assets                              $36,189        $35,271        $30,835         $31,849        $31,056
    Cash and cash equivalents             6,196          3,289          1,172           3,943          2,462
    Investment securities                 3,568          1,245          1,179           1,310          2,691
    Mortgage-backed securities            3,966          4,288          4,641           5,532          6,593
    Loans receivable, net (1)            21,846         25,939         23,267          20,511         18,794
    Deposits                             28,023         27,292         26,951          27,737         27,348
    FHLB advances                           680            754            825           1,192            955
    Shareholders' equity (2)              7,140          6,934          2,793           2,706          2,581


                                                                 Year ended June 30,
                                        --------------------------------------------------------------------
SUMMARY OF EARNINGS:                      1998           1997           1996            1995           1994
                                        -------        -------        -------         -------        -------
                                                                   (In thousands)

Interest income                         $ 2,698        $ 2,558        $ 2,359         $ 2,162        $ 2,069
Interest expense                          1,641          1,530          1,592           1,368          1,339
                                        -------        -------        -------         -------        -------
Net interest income                       1,057          1,028            767             794            730
Provision for loan losses                    12             15             44              12             33
                                        -------        -------        -------         -------        -------
Net interest income after
   provision for loan losses              1,045          1,013            723             782            697
Other income                                116             63             64              70            204
General, administrative and other
  expense                                   792            919            674             679            627
                                        -------        -------        -------         -------        -------
Earnings before income taxes                369            157            113             173            274
Federal income taxes                        137             45             27              48             79
                                        -------        -------        -------         -------        -------
Net earnings                            $   232        $   112        $    86         $   125        $   195
                                        =======        =======        =======         =======        =======

-----

(1)      Includes $475,000 of loans held for sale at June 30, 1998.

(2)      Consisted solely of retained earnings at June 30, 1994, 1995 and 1996.


                                                                               At June 30,
                                                      ------------------------------------------------------------
SELECTED FINANCIAL RATIOS:                             1998           1997        1996          1995         1994
                                                      ------         ------      ------        ------       ------

Performance ratios:

   Return on average assets                             0.63%         0.33%        0.27%         0.41%        0.62%
   Return on average equity                             3.31          1.82         3.11          4.72         7.92
   Interest rate spread                                 1.82          2.10         2.04          2.25         2.02
   Net interest margin                                  2.92          3.06         2.48          2.66         2.35
   Non-interest expense to average total assets         2.16          2.68         2.13          2.23         1.99
   Average equity to average assets                    19.12         17.89         8.72          8.71         7.80
   Equity to assets, end of period                     19.73         19.66         9.06          8.50         8.32
Asset quality ratios:
   Nonperforming assets to average total assets         0.15             -            -          0.64         0.29
   Nonperforming loans to total loans                      -             -            -          0.95         0.49
   Allowance for loan losses to total loans             0.63          0.48         0.47          0.47         0.38
   Allowance for loan losses to nonperforming
     loans                                                 -             -            -         50.52        77.42
   Net (charge-offs) recoveries to
     average loans                                         -             -        (0.14)          .07         (.32)
   Average interest-earning assets to average
     interest-bearing liabilities                     124.17         121.15      108.51        108.92       107.70

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

The Company was incorporated for the purpose of owning all of the outstanding common shares of Foundation following the Conversion. As a result, the discussion and analysis that follows pertains primarily to the financial condition and results of operations of Foundation.


                               FINANCIAL CONDITION
--------------------------------------------------------------------------------

At June 30, 1998, assets totaled $36.2 million, an increase of $0.9 million, or 2.6%, compared to June 30, 1997 totals. Cash and cash equivalents increased $2.9 million, or 88.4%, investment securities increased $2.0 million, and certificates of deposit in other financial institutions increased $300,000. These increases were offset somewhat by decreases in mortgage-backed securities and loans resulting from borrowers refinancing for lower-rate, fixed-term instruments. The increase in total assets was funded by an increase in deposits of $731,149, or 2.7%, plus an increase in shareholders' equity of $205,771, or 3.0%, primarily as a result of net earnings for the fiscal year.

Mortgage-backed securities decreased $321,840, or 7.5%, as a result of repayments, and loans receivable decreased $4.1 million, or 15.8%. Although Foundation originated $11.4 million in new loans during the 1998 fiscal year, borrowers repaid $8.3 million due to refinances for lower rates, sales of property or scheduled monthly payments, and Foundation sold $7.2 million of lower-rate, fixed-term current period loan production in the secondary market.

Retained earnings increased $116,395, or 4.0%, as a result of fiscal 1998 net earnings of $232,113 less the August 1997 dividend to shareholders of $115,718. Unallocated shares held by the Foundation Bancorp, Inc. Employee Stock Ownership Plan (the "ESOP") decreased $55,108, or 17.7%, resulting from the 1997 calendar year allocation, and additional paid-in capital increased $34,268, or 0.8%, resulting from the market adjustment of the 1997 ESOP allocation.

Nonperforming assets at June 30, 1998, consisted of one loan, totaling $347, over sixty days delinquent and one piece of real estate owned acquired through foreclosure, which had a book value of $54,231. The foreclosures proceeding was Foundation's first foreclosure in the last four years. The allowance for loan losses totaled $138,147 at June 30, 1998, an increase of $12,000, or 9.5%, as a result of the provision for the year.

                       COMPARISON OF RESULTS OF OPERATIONS
                   FOR THE YEARS ENDED JUNE 30, 1998 AND 1997
--------------------------------------------------------------------------------

Net earnings for the year ended June 30, 1998, totaled $232,113, an increase of $120,157, or 107.3%, from the $111,956 in net earnings for the year ended June 30, 1997. The increase in net earnings was comprised of an increase in net interest income of $29,567, or 2.9%, an increase in total other income of $52,559, or 83.0%, a decrease in the provision for loan losses of $3,000, or 20%, and a decrease in general, administrative and other expense of $127,074, or 13.8%. These amounts were partially offset by an increase in total interest expense of $110,924, or 7.2%, and an increase in federal income taxes of $92,043, or 204.3%.

Total interest income increased $140,491, or 5.5%. The increase was attributable to an increase in interest on loans of $35,122, or 1.7%, an increase in interest on investment securities of $12,063, or 15.6%, and an increase in interest on interest-bearing deposits and other of $121,186, or 61.3%, all of which were due to higher weighted average balances. These increases were partially offset by a decrease in interest on mortgage-backed securities of $27,880, or 10.4%, the result of a smaller portfolio.

The increase in total interest expense was the result of an increase in interest expense on deposits of $114,846, or 7.7%, due to a higher weighted average balance during fiscal 1998, partially offset by a decrease in interest expense on borrowings of $3,922, or 9.0%, resulting from scheduled repayments. The provision for loan losses decreased $3,000, or 20.0%, due to continued asset quality.

Other operating income increased $52,559, or 83.0%, the result of an increase in gains on sales of loans of $52,391, or 1,023.1%, as fixed-rate loans originated in the prevailing low interest rate environment were sold in the secondary market.

The decrease in general, administrative and other expense was the result of a decrease in occupancy and equipment of $2,329, or 2.9%, and a decrease in federal deposit insurance premiums of $187,251, or 91.4%. The expense for 1997 included the one-time charge of $170,000 related to the Savings Association Insurance Fund (the "SAIF") recapitalization in September 1996. The further reduction in insurance premiums from 1997 to 1998 was due to the lower regular deposit insurance premiums that were established following the SAIF recapitalization. These reductions were partially offset by an increase in franchise taxes of $22,287, or 60.7%, the result of franchise taxes doubling for the second half of fiscal 1998 due to higher capital levels, and an increase in other operating expenses of $39,032, or 34.9%, primarily the result of expenses related to the operation of a public stock company. Employee compensation and benefits expense experienced only a slight increase from year to year. Federal income taxes increased $92,043, or 204.3%, the result of higher earnings.

                       COMPARISON OF RESULTS OF OPERATIONS
                   FOR THE YEARS ENDED JUNE 30, 1997 AND 1996
--------------------------------------------------------------------------------

Net earnings for the year ended June 30, 1997, totaled $111,956, an increase of $25,508, or 29.5%, from the $86,448 in net earnings for the year ended June 30, 1996. The increase in net earnings was comprised of an increase in total interest income of $198,945, or 8.4%, a decrease in total interest expense of $61,262, or 3.8%, and a decrease in the provision for loan losses of $28,990, or 65.9%. These were partially offset by a decrease in other income of $1,162, or 1.8%, an increase in general, administrative and other expense of $244,312, or 36.2%, and an increase in federal income taxes of $18,215, or 67.9%.

The increase in total interest income was attributable to an increase in interest on loans of $206,583, or 11.4%, the result of a larger portfolio, an increase in interest on investments of $7,739, or 11.1%, attributable to a higher average yield, and an increase in interest on interest-bearing deposits of $19,983, or 10.9%, attributable to a larger average balance. These increases were partially offset by a decrease in interest on mortgage-backed securities of $34,760, or 11.4%, resulting from a smaller portfolio.

The decrease in total interest expense was attributable to a decrease in interest expense on deposits of $54,001, or 3.5%, resulting from the combined effects of a decline in deposit balances and lower average rates paid on savings, plus a decrease in interest expense on borrowings of $7,261, or 14.2%, as the amount owed declined during the fiscal year. The provision for loan losses decreased $28,990, or 65.9%, due to declining delinquencies.

Other operating income decreased $1,162, or 1.8%, primarily the result of lower gains on sales of loans of $2,768, or 35.1%, as loan production was utilized to invest the funds from the Conversion. The increase in general, administrative and other expense was primarily attributable to the increase in deposit insurance of $142,439, or 228.4%, resulting from the SAIF recapitalization fee of approximately $170,000. Employee compensation and benefits increased $89,325, or 24.7%, which was primarily the expensing of the ESOP. Occupancy and equipment increased $2,303, or 2.9%, franchise taxes increased $2,572, or 7.5%, due to higher capital levels, and other operating expense increased $7,064, or 6.7%, primarily due to expenses related to operating a public company. Federal income taxes increased $18,215, or 67.9%, the result of higher earnings.

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


                                                                                   Year ended June 30,
                                                        ----------------------------------------------------------------------------
                                                                        1998                                    1997
                                                        -----------------------------------    ------------------------------------
                                     Weighted average     Average     Interest      Average      Average      Interest      Average
                                        yield/rate      outstanding    earned/      yield/     outstanding     earned/      yield/
                                     at June 30, 1998     balance       paid         rate        balance        paid         rate
                                     ----------------   -----------   --------     --------    -----------    --------     --------

Interest-earning assets:
  Interest-bearing deposits                6.29%        $  5,809      $  319         5.49%     $   3,511      $   198        5.64%
  Investment securities                    6.17            1,451          89         6.13            949           77        8.11
  Mortgage-backed securities               6.44            4,020         241         6.00          4,413          269        6.10
  Loans receivable                         8.07           24,871       2,049         8.24         24,710        2,014        8.15
                                                        -----------   --------                 -----------    --------
    Total interest-earning assets          7.39           36,151       2,698         7.46         33,583        2,558        7.62

Non-interest-earning assets                                  517                                     728
                                                        -----------                            -----------

    Total assets                                        $ 36,668                                $ 34,311
                                                        ===========                             ==========

Interest-bearing liabilities:
  Deposits                                 5.64         $ 28,400       1,606         5.65        $26,935        1,486        5.52
  FHLB advances                            5.53              714          35         4.90            787           44        5.59
                                                        -----------   --------                 -----------    --------
    Total interest-bearing                 5.64           29,114       1,641         5.64         27,721        1,530        5.52
     liabilities                                                      --------                                --------

Non-interest-bearing liabilities                             542                                     453
                                                        -----------                            -----------

    Total liabilities                                     29,656                                  28,174

Stockholders' equity                                       7,012                                   6,137
                                                        -----------                            -----------

    Total liabilities and
     stockholders' equity                                  $36,668                                $34,311
                                                        ===========                               =======

Net interest income                                                   $1,057                                  $ 1,028
                                                                      ========                                ========
Interest rate spread                       1.75%                                     1.82%                                  2.10%
                                         ======                                    ======                                 =======
Net interest margin (net interest
  income as a percentage of average
  interest-earning assets)                                                           2.92%                                  3.06%
                                                                                   ======                                 ======
Average interest-earning assets to
  average interest-bearing               124.16%                                   124.17%                                121.14%
  liabilities                            ======                                    ======                                 ======


                                                 Year ended June 30,
                                       -----------------------------------------
                                                      1996
                                       -----------------------------------
                                         Average     Interest      Average
                                       outstanding    earned/      yield/
                                         balance       paid         rate
                                       -----------   --------     --------

Interest-earning assets:
  Interest-bearing deposits            $  2,979      $  178         5.97%
  Investment securities                     987          70         7.10
  Mortgage-backed securities              5,109         304         5.95
  Loans receivable                       21,833       1,807         8.28
                                       -----------   --------
    Total interest-earning assets        30,908       2,359         7.63

Non-interest-earning assets                 761
                                       -----------

    Total assets                       $ 31,670
                                       ===========

Interest-bearing liabilities:
  Deposits                               $27,580       1,541       5.59
  FHLB advances                              906          51       5.63
                                       -----------   --------
    Total interest-bearing                28,485       1,592       5.59
     liabilities                                     --------

Non-interest-bearing liabilities             423
                                       ----------

    Total liabilities                     28,909

Stockholders' equity                       2,766
                                       ----------

    Total liabilities and
     stockholders' equity               $ 31,670
                                        =========

Net interest income                                   $   767
                                                     ========
Interest rate spread                                               2.04%
                                                                 ======
Net interest margin (net interest
  income as a percentage of average
  interest-earning assets)                                         2.48%
                                                                 ======
Average interest-earning assets to
  average interest-bearing                                       108.51%
  liabilities                                                    ======

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


                                                                Year ended June 30,
                                      -------------------------------------------------------------------------
                                                 1998 vs. 1997                          1997 vs. 1996
                                      ----------------------------------     ----------------------------------
                                           Increase                              Increase
                                      (decrease) due to         Total        (decrease) due to         Total
                                      -----------------        increase      -----------------        increase
                                      Volume       Rate       (decrease)     Volume       Rate       (decrease)
                                      ------     ------       ----------     ------     ------       ----------
Interest income attributable to:

   Interest-bearing deposits           $127       $ (6)         $121         $  32       $(12)         $  20
   Investments                           35        (23)           12            (3)        10              7
   Mortgage-backed securities           (24)        (4)          (28)          (41)         6            (35)
   Loans receivable                      13         22            35           238        (31)           207
                                      ------     ------       ----------     ------     ------       ----------
     Total interest income              151        (11)          140           226        (27)           199

Interest-bearing liabilities
   Deposits                              83         37           120           (36)       (19)           (55)
   FHLB advances                         (4)        (5)           (9)           (7)         -             (7)
                                      ------     ------       ----------     ------     ------       ----------
     Total interest expense              79         32           111           (43)       (19)           (62)
                                      ------     ------       ----------     ------     ------       ----------
Increase (decrease) in net
  interest income                      $ 72       $(43)         $ 29         $ 269      $  (8)        $  261
                                      ======     ======       ==========     ======     ======       ==========



                         ASSET AND LIABILITY MANAGEMENT
-------------------------------------------------------------------------------

Foundation, like other financial institutions, is subject to interest rate risk to the extent that its interest-earning assets reprice differently than its interest-bearing liabilities. As part of its effort to monitor and manage interest rate risk, Foundation uses the "net portfolio value" ("NPV") methodology adopted by the OTS as part of its capital regulations. Although Foundation is not currently subject to the NPV regulation because such regulation does not apply to institutions with less than $300 million in assets and risk-based capital in excess of 12%, the application of the NPV methodology illustrates certain aspects of Foundation's interest rate risk.

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

Presented below, as of June 30, 1998, is an analysis of Foundation's interest rate risk as measured by changes in NPV for instantaneous and sustained parallel shifts of 100 basis points in market interest rates. The table also contains the policy limits set by the Board of Directors of Foundation as the maximum change in NPV that the Board of Directors deems advisable in the event of various changes in interest rates. Such limits have been established with consideration of the dollar impact of various rate changes and Foundation's strong capital position.

                                                          June 30, 1998
                                                   ---------------------------
  Change in interest rate      Board limit         $ change           % change
       (basis points)           % change            in NPV             in NPV
  -----------------------      -----------         --------           --------
                                 (Dollars in thousands)

            +400                   (70)%           $(2,323)           (37)%
            +300                   (55)             (1,675)           (27)
            +200                   (35)             (1,035)           (17)
            +100                   (20)               (447)            (7)
               0                     0                   0              0
            -100                   (20)                221              4
            -200                   (35)                326              5
            -300                   (55)                492              8
            -400                   (70)                730             12


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

                         LIQUIDITY AND CAPITAL RESOURCES
--------------------------------------------------------------------------------

Foundation's liquidity, primarily represented by cash and cash equivalents, is a result of the funds used in or provided by Foundation's operating, investing and financing activities. These activities are summarized below for the years ended June 30, 1998, 1997 and 1996.

                                                                            Year ended June 30,
                                                          ---------------------------------------------------
                                                            1998                  1997                 1996
                                                          --------              --------             --------
                                                                             (In thousands)

       Net income                                         $    232              $    112             $     86
       Adjustments to reconcile net income to
          net cash from operating activities                    36                   103                   60
                                                          --------              --------             --------
       Net cash from operating activities                      268                   215                  146

       Net cash provided by (used in)
          investment activities                              2,098                (2,386)              (1,764)
       Net cash provided by (used in)
          financing activities                                 541                 4,288               (1,153)
                                                          --------              --------             --------
       Net change in cash and cash equivalents               2,907                 2,117               (2,771)
       Cash and cash equivalents at
          beginning of period                                3,289                 1,172                3,943
                                                          --------              --------             --------
       Cash and cash equivalents at
          end of period                                   $  6,196              $  3,289             $  1,172
                                                          ========              ========             ========

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

OTS regulations presently require Foundation to maintain an average daily balance of liquid assets, which may include, but are not limited to, investments in U. S. Treasury and federal agency obligations and other investments having maturities of five years or less, in an amount equal to 5% of the sum of Foundation' average daily balance of net withdrawable deposit accounts and borrowings payable in one year or less. The liquidity requirement, which may be changed from time to time by the OTS to reflect changing economic conditions, is intended to provide a source of relatively liquid funds upon which Foundation may rely if necessary to fund deposit withdrawals or other short-term funding needs. At June 30, 1998, Foundation liquid assets totaled approximately $9.2 million, which exceeded the OTS minimum requirements by $8.0 million. At such date, Foundation had commitments to originate loans and loans in process totaling $711,300 and a commitment to sell one loan, with a balance of approximately $215,200. Foundation considers its liquidity and capital reserves sufficient to meet its outstanding short-term and long-term needs.

                                  OTHER MATTERS
--------------------------------------------------------------------------------

As with most providers of financial services, Foundation's operations are heavily dependent on information technology systems. Foundation is addressing the potential problems associated with the possibility that the computers that control or operate Foundation's information technology system and infrastructure may not be programmed to read four-digit date codes and, upon arrival of the year 2000, may recognize the two-digit code "00" as the year 1900, causing systems to fail to function or to generate erroneous data. Foundation is working with the companies that supply or service its information technology systems to identify and remedy any year 2000 related problems.

The Company's primary data processing applications are handled by a third-party service bureau which has advised the Company that it has transferred to a fully year 2000-compliant processing system that will be fully tested by January 1, 1999.

The Company has not identified any material specific expenses that are reasonably likely to be incurred by Foundation in connection with this issue and does not expect to incur significant expense to implement the necessary corrective measures. No assurance can be given, however, that significant expense will not be incurred in future periods. In the event that Foundation is ultimately required to purchase replacement computer systems, programs and equipment, or incur substantial expense to make Foundation's current systems, programs and equipment year 2000 compliant, the Company's net earnings and financial condition could be adversely affected. While Foundation is endeavoring to ensure that its computer-dependent operations are year 2000 compliant, no assurance can be given that some year 2000 problems will not occur.

In addition to possible expense related to its own systems, the Company could incur losses if year 2000 issues adversely affect Foundation's depositors or borrowers. Such problems could include delayed loan payments due to year 2000 problems affecting any significant borrowers or impairing the payroll systems of large employers in Foundation's primary market area. Because Foundation's loan portfolio is highly diversified with regard to individual borrowers and types of businesses and Foundation's primary market area is not significantly dependent upon one employer or industry, Foundation does not expect any significant or prolonged difficulties that will affect net earnings or cash flow.

                          INDEPENDENT AUDITORS' REPORT
                          ----------------------------
The Board of Directors
Foundation Bancorp, Inc.:

We have audited the consolidated statements of financial condition of Foundation Bancorp, Inc. (formerly Foundation Savings Bank) and its subsidiary as of June 30, 1998 and 1997, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended June 30, 1998. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Foundation Bancorp, Inc. and its Subsidiary as of June 30, 1998 and 1997, and the results of its operations and its cash flows for each of the three years in the period ended June 30, 1998, in conformity with generally accepted accounting principles.

Clark, Schaefer, Hackett & Co.

Cincinnati, Ohio
July 16, 1998

                            FOUNDATION BANCORP, INC.

                        Statements of Financial Condition

                             June 30, 1998 and 1997

                                     Assets
                                     ------

                                                                                              June 30,
                                                                                     -------------------------
                                                                                         1998          1997

Cash                                                                                 $     83,517   $   170,153
Interest-bearing deposits in other financial institutions                               6,112,853     3,119,122
                                                                                      -----------   -----------
                                                                                        6,196,370     3,289,275

Certificates of deposit                                                                   300,000             -
Investment securities - at amortized cost (fair value of $2,943,614 and
     $948,715 at June 30, 1998 and 1997, respectively)                                  2,947,033       945,840
Mortgage-backed securities - at amortized cost (fair value of $3,905,172
     and $4,167,556 at June 30, 1998 and 1997, respectively)                            3,966,396     4,288,236
Loans receivable, net                                                                  21,370,702    25,850,300
Loans held for sale                                                                       474,850        89,200

Accrued interest receivab1e:
     Loans                                                                                 98,084       104,415
     Investments and interest bearing deposits                                             37,406         8,732
     Mortgage-backed securities                                                            29,644        33,226
Real estate owned                                                                          54,231             -
Federal Home Loan Bank stock - at cost                                                    320,800       298,800
Property and equipment, net                                                               285,391       298,934
Prepaid expenses and other assets                                                         108,699        64,478
                                                                                     ------------   -----------

     Total assets                                                                     $36,189,606   $35,271,436
                                                                                      ===========   ===========

                     Liabilities and Stockholders' Equity
                     ------------------------------------

Deposits                                                                              $28,022,914   $27,291,765
Advances from Federal Home Loan Bank                                                      680,037       754,403
Advances by borrowers for taxes, insurance and other                                       61,033        65,271
Accrued expenses                                                                          145,057       145,782
Accrued federal income tax                                                                 69,533        26,454
Deferred federal income tax                                                                71,400        53,900
                                                                                     ------------   -----------
     Total liabilities                                                                 29,049,974    28,337,575

Common stock, no par value, 2,000,000 shares authorized, 462,875 shares
         issued and outstanding as of June 30, 1998                                             -             -
Paid in capital                                                                         4,375,394     4,341,126
Retained earnings, substantially restricted                                             3,020,911     2,904,516
Less unallocated ESOP shares                                                             (256,673)     (311,781)
                                                                                    ------------- -------------
     Total stockholders' equity                                                         7,139,632     6,933,861
                                                                                    ------------- -------------

         Total liabilities and stockholders' equity                                   $36,189,606   $35,271,436
                                                                                      ===========   ===========

See accompanying notes to financial statements.

                            FOUNDATION BANCORP, INC.

                              Statements of Income

                         Three Years Ended June 30, 1998

                                                                                       June 30,
                                                                         ------------------------------------
                                                                         1998              1997          1996
                                                                         ----              ----          ----
Interest income:
         Loans                                                        $2,049,037       $2,013,915    $1,807,332
         Mortgage-backed securities                                      241,195          269,075       303,835
         Investment securities                                            89,255           77,192        69,453
         Interest-bearing deposits                                       318,907          197,721       178,338
                                                                    ------------      -----------   -----------

         Total interest income                                         2,698,394        2,557,903     2,358,958
                                                                     -----------      -----------   -----------

Interest expense:

         Deposits                                                      1,601,380        1,486,534     1,540,535
         Borrowings                                                       39,834           43,756        51,017
                                                                    ------------     ------------  ------------

         Total interest expense                                        1,641,214        1,530,290     1,591,552
                                                                      ----------       ----------    ----------

Net interest income                                                    1,057,180        1,027,613       767,406
Provision for loan losses                                                 12,000           15,000        43,990
                                                                    ------------     ------------  ------------

         Net interest income after provision for loan losses           1,045,180        1,012,613       723,416
                                                                      ----------       ----------     ---------

Other income:

         Gain on sale of loans                                            57,512            5,121         7,889
         Net investment property income                                   53,639           53,935        49,495
         Other operating income                                            4,696            4,232         7,066
                                                                      ----------       ----------     ---------

              Total other income                                         115,847           63,288        64,450
                                                                      ----------      -----------    ----------

General, administrative and other expense:

         Employee compensation and benefits                              452,083          451,558       362,233
         Occupancy and equipment                                          78,539           80,868        78,565
         Deposit insurance                                                17,541          204,792        62,353
         Franchise tax                                                    59,032           36,745        34,173
         Computer processing costs                                        33,618           32,956        32,347
         Other operating expense                                         151,001          111,969       104,905
                                                                     -----------       ----------    ----------

         Total general, administrative and other operating expenses      791,814          918,888       674,576
                                                                     -----------       ----------    ----------

         Income before income taxes                                      369,213          157,013       113,290
                                                                     -----------       ----------    ----------

Federal income taxes (credits):

         Current                                                         119,600           51,957        26,642
         De1erred                                                         17,500           (6,900)          200
                                                                     -----------     --------------------------
                                                                         137,100           45,057        26,842
                                                                      ----------     ------------   -----------
          Net income                                                   $ 232,113       $  111,956    $   86,448
                                                                       =========       ==========    ==========

Basic and diluted eamings per share (since conversion)                    $0.53             $0.49           N/A
                                                                          =====             =====           ===

See accompanying notes to financial statements.

                            FOUNDATION BANCORP, INC.

                       Statements of Stockholders' Equity

                         Three Years Ended June 30, 1998

                                                Additional                             Unallocated
                                 Common          Paid-In             Retained            ESOP
                                  Stock          Capital             Earnings           Shares          Total
                                 -------       -----------          ------------       ----------      -----------
Balance at June 30, 1995        $      -                 -             2,706,112                -        2,706,112


Net income for the
     year ended
     June 30. 1996                     -                 -                86,448                -           86,448
                                 -------       -----------          ------------       ----------      -----------

Balance at June 30. 1996               -                 -             2,792,560                -        2,792,560

Reorganization to a stock
     compariy with the
     issuance of common
     stock                             -         4,341,126                     -         (370,300)       3,970,826

ESOP shares to be
     allocated at average
     market price                      -                 -                     -           58,519           58,519

Net income for the
     year ended
     June 30. 1997                     -                 -               111,956                -          111,956
                                 -------       -----------               -------       ----------         --------


Balance at June 30. 1997               -         4,341,126             2,904,516         (311,781)       6,933,861

ESOP shares to be
     allocated at average
     market price                      -            34,268                     -           55,108           89,376


     Dividends paid                    -                 -              (115,718)               -         (115,718)

Net income for the
     year ended
     June 30, 1998                     -                 -               232,113                -          232,113
                                 -------       -----------               -------       ----------       ----------
Balance at June 30, 1998        $      -        $4,375,394            $3,020,911        $(256,673)      $7,139,632
                                ========        ==========            ==========        =========       ==========

See accompanying notes to financial statements.

                            FOUNDATION BANCORP, INC.

                            Statements of Cash Flows

                         Three Years Ended June 30, 1998

                                                                                    Years Ended June 30,
                                                                           --------------------------------------
                                                                            1998             1997          1996
                                                                            ----             ----          ----

Cash flows from operating activities:
         interest received                                              $2,665,353      $2,548,220      $2,335,168
         interest paid                                                  (1,642,190)     (1,530,345)     (1,589,414)
         Cash paid to suppliers and employees                             (756,657)       (857,817)       (677,971)
         Fees and commissions received                                       4,696           4,232           7,066
         income taxes (paid) refunded                                      (76,521)        (22,981)          2,763
         Rental income received                                             73,200          73,200          68,400
                                                                      ------------     -----------   -------------

              Net cash provided by operating

              activities                                                   267,881         214,509         146,012
                                                                       -----------      ----------    ------------

Cash flows from investing activities:

         Purchase of mortgage-backed securities                           (454,477)       (236,237)        (82,714)
         Repayments of mortgage-backed secunties                           758,290         573,592         944,043
         Purchase of certificates of deposit                              (300,000)              -               -
         Purchase of investment securities                              (2,801,193)       (446,153)       (499,687)
         Maturities of investment securities                               800,000         400,000         650,000
         Loan disbursements                                            (11,418,611)     (7,503,939)     (8,706,053)
         Loan principal repayments                                       8,285,610       3,748,061       5,235,414
         Proceeds from sale of loans                                     7,228,530       1,081,556         701,447
         Purchase of property and equipment                                      -          (3,227)         (5,803)
                                                                      ------------   -------------   -------------

Net cash provided by (used in)

         investing activities                                            2,098,149      (2,386,347)     (1,763,353)
                                                                       -----------     -----------     -----------

Cash flows from financing activities:

         Net increase (decrease) in deposits                               731,149         340,981        (786,420)
         Repayment of Federal Home Loan Bank

          advances                                                         (74,366)        (70,444)       (366,730)
         Proceeds from conversion to stock
          company                                                                -       4,018,087               -
         Dividends paid                                                   (115,718)              -               -
                                                                         ---------      ----------      ----------

         Net cash provided by (used in)

              financing activities                                         541,065       4,288,624      (1,153,150)
                                                                       -----------     -----------     -----------

Net increase (decrease) in cash and

         cash equivalents                                                2,907,095       2,116,786      (2,770,491)

Cash and cash equivalents at beginning

         of period                                                       3,289,275       1,172,489       3,942,980
                                                                       -----------     -----------     -----------

Cash and cash equivalents at end ofperiod                               $6,196,370      $3,289,275      $1,172,489
                                                                        ==========      ==========      ==========


See accompanying notes to financial statements.

                            FOUNDATION BANCORP, INC.

                             Statement of Cash Flows

                         Three Years Ended June 30, 1998

                    Reconciliation of Net income to Net Cash

                        Provided Bv Operating Activities
                        --------------------------------

                                                                                1998          1997         1996
                                                                                ----          ----         ----
Net income                                                                  $232,113      $111,956     $  86,448
     Adjustments to reconcile net income to net cash
       provided by operating activities:
         Gain on sale of loans                                               (57,512)       (5,121)       (7,889)
         Depreciation                                                         13,545        17,574        16,295
         Amortization of premiums and discounts
            on mortgage-backed securities                                     18,027        14,918        30,561
         Federal Home Loan Bank stock dividends                              (22,000)      (20,000)      (18,400)
         Provision for loan losses                                            12,000        15,000        43,990
         Amortization of deferred loan fees                                  (10,302)       (8,393)      (23,032)
         Deferred federal income tax                                          17,500        (6,900)          200
         ESOP expense                                                         89,376        58,519             -
         Effects of change in operating assets and liabilities:

               Accrued interest receivable                                   (18,761)        3,792       (12,919)
               Refundable federal income tax                                                 2,522        29,405
               Prepaid expenses and other assets                             (44,221)         (701)      (50,988)
               Advances by borrowers for taxes,

                 insurance and other                                          (4,238)       (4,908)       31,103
               Accrued expenses                                                 (725)        9,797        21,238
               Accrued federal income tax                                     43,079        26,454             -
                                                                           ---------     ---------      --------

Net cash provided by operating
     activities                                                             $267,881      $214,509      $146,012
                                                                            ========      ========      ========



Supplemental disclosure of non-cash investing activities
--------------------------------------------------------

The Company acquired real estate in settlement of above receivable of $54,231 during the year ended June 30, 1998.

See accompanying notes to financial statements.

                            FOUNDATION BANCORP, INC.

                          Notes to Financial Statements

                 Three Years Ended June 30, 1998, 1997 and 1996

1.     ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

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

           INVESTMENT AND MORTGAGE-BACKED SECURITIES

           Investments and mortgage backed securities are classified upon acquisition into one of three categories; held to maturity, trading, and available for sale. Debt securities that the Savings Bank has the positive intent and ability to hold to maturity are classified as held to maturity securities and reported at amortized cost. Presently, the Savings Bank classified all investments and mortgage backed securities as held to maturity.

           Premiums and discounts on investment securities and mortgage-backed securities are amortized and accreted using the interest method over the expected lives of the related securities.

           LOANS RECEIVABLE

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

           For impairment recognized in accordance with SFAS No. 114, as amended, the entire change in present value of expected cash flows is reported as bad debt expense in the same manner in which impairment initially was recognized or as a reduction in the amount of bad debt expense that otherwise would be reported. Interest on impaired loans is reported on the cash basis. Impaired loans are loans that are considered to be permanently impaired in relation to principal or interest based on the original contract. Impaired loans would be charged off in the same manner as all loans subject to charge off. The Savings Bank considers its investment in one to four family and multi-family residential loans, non-residential loans and consumer loans to be homogeneous and therefore excluded from separate identification for evaluation of impairment. The Savings Bank's policy is that collateral dependent loans, which are more than ninety days delinquent, are considered to constitute more than a minimum delay in repayment and are evaluated for impairment under SFAS No. 114 at that time. For the years ended June 30, 1998 and 1997, the Savings Bank had no loans that were impaired as described in the pronouncement and therefore no interest income was recognized or received on impaired loans.

           REAL ESTATE ACQUIRED THROUGH FORECLOSURE

           Real estate acquired through foreclosure results when property collateralizing a loan is foreclosed upon or otherwise acquired by the Savings Bank in satisfaction of the loan. Real estate acquired in settlement of loans is recorded at the lower of the recorded investment in the loan satisfied or the fair value of the assets received at the time of acquisition less estimated costs to sell at the date of foreclosure. The fair value of the assets received is based upon a current appraisal adjusted for estimated carrying and selling costs. Valuations are periodically performed by management, and an allowance for losses is established by a charge to operations if the carrying value of a property exceeds its estimated net realizable value. The Savings Bank acquired $54,231 through foreclosure at June 30, 1998 and $0 in 1997.

           PROPERTY AND EQUIPMENT

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

           RECENT ACCOUNTING PRONOUNCEMENTS

           In March 1997, the FASB issued SFAS No. 128, "Earnings Per Share," which is effective for periods ending after December 15, 1997, including interim periods. SFAS No. 128 simplifies the calculation of earnings per share ("EPS") by replacing primary EPS with basic EPS. It also requires dual presentation of basic EPS and diluted EPS for entities with complex capital structures. Basic EPS includes no dilution and is computed by dividing income available to common shareholders by the weighted-average common shares outstanding for the period. Diluted EPS reflects the potential dilution of securities that could share in earnings such as stock options, warrants or other common stock equivalents. All prior period EPS have been restated to conform with the new presentation.

           In February 1997, the FASB issued SFAS No. 129, "Disclosures of Information about Capital Structure." SFAS No. 129 consolidates existing accounting guidance relating to disclosure about a company's capital structure. Public companies generally have always been required to make disclosures now required by SFAS No. 129 and, therefore, SFAS No. 129 had no impact on the Company. SFAS No. 129 is effective for financial statements for periods ending after December 15, 1997.

           In June 1997, the FASB issued SFAS No. 130, "Reporting Comprehensive Income." SFAS No. 130 establishes standards for reporting and display of comprehensive income and its components (revenues, expenses, gains and losses) in a full set of general purpose financial statements. SFAS No. 130 requires that all items that are required to be recognized under accounting standards as components of comprehensive income be reported in a financial statement that is displayed with the same prominence as other financial statements. It does not require a specific format for that financial statement but requires that an enterprise display an amount representing total comprehensive income for the period in that financial statement.

           SFAS No. 130 requires that an enterprise (1) classify items of other comprehensive income by their nature in a financial statement and (2) display the accumulated balance of other comprehensive income separately from retained earnings and additional paid-in capital in the equity section of a statement of financial position. SFAS No. 130 is effective for fiscal years beginning after December 15, 1997. Reclassification of financial statements for earlier periods provided for comparative purpose is required.

           In June 1997, the FASB issued SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information." SFAS No. 131 significantly changes the way that public business enterprises report information about operating segments in annual financial statements and requires that those enterprises report selected information about reportable segments in interim financial reports issued to shareholders. It also establishes standards for related disclosures about products and services, geographic areas and major customers. SFAS No. 131 uses a "management approach" to disclose financial and descriptive information about an enterprise's reportable operating segments which is based on reporting information the way that management organizes the segments within the enterprise for making operating decisions and assessing performance. For many enterprises, the management approach will likely to result in more segments being reported. In addition, SFAS No. 131 requires significantly more information to be disclosed for each reportable segment than is presently being reported in annual financial statements and requires that selected information be reported in interim financial statements. SFAS No. 131 is effective for financial statements for periods beginning after December 15, 1997. Because the Company has no non-banking subsidiaries, SFAS No. 131 will not affect the Company.

           EARNINGS PER SHARE

           Earnings per common share have been computed on the basis of weighted average number of common shares outstanding, and when applicable, those stock options that are dilutive. Earnings per share for the period ended June 30, 1997 is based on the Company's net income for the nine months ended since the effective date of the Savings Bank's mutual-to-stock conversion divided by weighted average shares outstanding. Weighted-average shares outstanding do not include unallocated shares purchased by the ESOP. Disclosure of earnings per share for 1996 is not applicable, as the Company completed its conversion from mutual to Stock form in September 1996.

2.     INVESTMENT SECURITIES:

       The amortized cost, gross unrealized gains, gross unrealized losses and fair values of investment securities are as follows:

                                                                              June 30, 1998
                                                  ----------------------------------------------------------------
                                                                        Gross            Gross
                                                    Amortized         Unrealized        Unrealized          Fair
                                                       Cost             Gains            Losses            Value
                                                  -------------       ----------        ----------       ---------
       Obligations of U.S.
           Government agencies                    $  2,947,033          3,450              6,869         2,943,614
                                                  =============       ==========        ==========       =========




                                                                              June 30, 1998
                                                  ----------------------------------------------------------------
                                                                        Gross            Gross
                                                    Amortized         Unrealized        Unrealized          Fair
                                                       Cost             Gains            Losses            Value
                                                  -------------       ----------        ----------       ---------

       Obligations of U.S.
           Government agencies                    $ 945,840             2,875                  -           948,715
                                                  =============       ==========        ==========       =========

       The amortized cost and fair value of investment securities at June 30, 1998 and 1997 by contractual maturity are shown below. Actual maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

                                                                              June 30, 1998
                                                                -------------------------------------
                                                                  Amortized                   Fair
                                                                    Cost                      Value
                                                                ------------                ---------
       Due or callable in one year or less                      $ 2,947,033                 2,943,614


     Included in investments at June 30, 1998, are $500,000 of callable notes with a final maturity in 2003, $1,000,000 of callable notes with a final maturity of 2001 and $1,450,000 of callable notes with final maturity of 2000.


                                                                           June 30, 1997
                                                                -------------------------------------
                                                                  Amortized                   Fair
                                                                    Cost                      Value
                                                                ------------                ---------
       Due or callable in one year or less                        $ 795,840                  798,850
       Due after one year through five years                        150,000                  149,865
                                                                  ---------                 --------

                                                                  $ 945,840                  948,715
                                                                  =========                 ========

       Included in investments at June 30, 1997, are $150,000 of callable notes with final maturity in the year 2002, $500,000 of callable notes with a final maturity in the year 2001 and $150,000 in callable notes with maturity in the year 2000.

3.     MORTGAGE-BACKED SECURITIES:

       The amortized cost, gross unrealized gains, gross unrealized losses and fair value of mortgage-backed securities are as follows:

                                                                              June 30, 1998
                                                  ----------------------------------------------------------------
                                                                        Gross             Gross
                                                    Amortized         Unrealized        Unrealized          Fair
                                                       Cost             Gains             Losses            Value
                                                  -------------       ----------        ----------       ---------

       Federal Home Loan Mortgage Corp.           $ 1,848,860           3,615             31,638         1,820,837
       Federal National Mortgage Association        1,969,424           6,823             43,978         1,932,269
       Government National Mortgage
           Association                                148,112           3,954                  -           152,066
                                                  -------------       ----------        ----------     -----------
                                                  $ 3,966,396          14,392             75,616         3,905,172
                                                  =============       ==========        ==========     ===========




                                                                              June 30, 1997
                                                  ----------------------------------------------------------------
                                                                        Gross             Gross
                                                    Amortized         Unrealized        Unrealized          Fair
                                                       Cost             Gains             Losses            Value
                                                  -------------       ----------        ----------       ---------

       Federal Home Loan Mortgage Corp.           $ 2,003,877               -             53,687         1,950,190
       Federal National Mortgage Association        2,094,513               -             68,185         2,026,328
       Government National Mortgage
           Association                                189,846           1,192                  -           191,038
                                                  ------------        ----------        ----------      ----------

                                                  $ 4,288,236           1,192            121,872         4,167,556
                                                  ============        ==========        ==========      ==========

       The maturity of the mortgage-backed securities is based on the repayment terms of the underlying mortgages.

4.     LOANS RECEIVABLE:

       Loans receivable consists of the following:

                                                                                              June 30
                                                                                -----------------------------------
                                                                                      1998                1997
                                                                                ---------------          ----------

       Residential one-to-four family real estate                                  $ 19,278,199          23,816,788
       Multi-family residential real estate                                           1,285,385             967,949
       Commercial real estate                                                         1,268,962           1,118,283
       Consumer                                                                         132,035             389,459
       Passbook                                                                          25,732              26,933
                                                                                ---------------          ----------
                                                                                     21,990,313          26,319,412
       Less:

                Loans in process                                                            -              (237,042)
                Allowance for loan losses                                              (138,147)           (126,147)
                Deferred loan fees                                                       (6,614)            (16,723)
                                                                                ---------------          ----------
                                                                                   $ 21,845,552          25,939,500
                                                                                ===============          ==========

       At June 30, 1998 and 1997, adjustable rate loans approximated $7,207,000 and $9,175,000.

       Activity in the allowance for loan losses was as follows:

                                                                               Year Ended June 30,
                                                                 ----------------------------------------------
                                                                     1998             1997              1996
                                                                 ----------        ----------        ----------
       Beginning balance                                          $ 126,147           111,147           98,138
       Provision for loan losses                                     12,000            15,000           43,990
       Write-offs net of recoveries                                     -                  -           (30,981)
                                                                 ----------        ----------        ----------

       Ending balance                                             $ 138,147           126,147          111,147
                                                                 ==========        ==========        =========

       Gross proceeds on sales of loans were $7,228,530, $1,081,556 and $701,447 for the years ended June 30, 1998, 1997 and 1996, respectively. Net realized gains on sales of loans were $57,512, $5,121 and $7,889 for the years ended June 30, 1998, 1997 and 1996. Loans serviced for others as of June 30, 1998, 1997 and 1996, were $-0-, $249,270, and $251,280, respectively.

       At June 30, 1998 and 1997, the Company had no non-accrual loans.

       Loans to officers, directors and employees totaled $ -0- and $5,038 at June 30, 1998 and 1997, respectively. An analysis of loan activity to such persons for the fiscal year ended June 30, 1998 and 1997, is as follows:

                                                                                             June 30
                                                                                  ---------------------------
                                                                                     1998              1997
                                                                                  ---------         ---------

       Outstanding balance, beginning                                              $ 5,038           93,521
       New loans issued                                                                -                -
       Repayments                                                                    5,038           88,483
                                                                                   -------           ------

       Outstanding balance, ending                                                 $   -              5,038
                                                                                   =======          =======

5.     PROPERTY AND EQUIPMENT:

       Property and equipment are summarized as follows:

                                                                                      1998              1997
                                                                                      ----              ----

       Real estate owned - investment property                                      $ 251,847          251,847
       Furniture and equipment                                                        141,387          141,387
       Leasehold improvements                                                          34,246           34,246
                                                                                     --------         --------
                                                                                      427,480          427,480
       Less accumulated depreciation                                                  142,089          128,546
                                                                                      -------          -------

                                                                                    $ 285,391          298,934
                                                                                    =========          =======

       The Company leases its office facility under a ten year non-cancelable lease which expires in March, 2001 with additional renewal options. Rent expense for each of the years ended June 30, 1998, 1997 and 1996, was $53,355.

       Minimum commitments under the term of the lease are as follows:

                Year Ended June 30,
                -------------------

                       1999                                $   51,628
                       2000                                    51,628
                       2001                                    38,722
                                                             --------

                                                            $ 141,978
                                                            =========

6.     INVESTMENT PROPERTY:

       The Savings Bank acquired real estate at the southeast corner of Eighth and Vine Streets in 1980. The Savings Bank has a lease agreement on the property as a parking lot under a three year lease beginning July 1, 1997. The lease payments are $6,100 per month. Rent income for the years ended June 30, 1998, 1997 and 1996, was $73,200, $73,200 and $68,400,
       respectively.

7.     DEPOSITS:

       Deposits consist of the following:

                                                                            June 30,
                                                ----------------------------------------------------------------
                                                            1998                               1997
                                                -----------------------------      -----------------------------
                                                 Weighted                           Weighted
                                                  Average                            Average
                                                   Rate             Amount            Rate             Amount
                                                ---------      -------------       ---------      --------------
       Passbook                                    2.56%       $     713,897          2.56%       $      791,290
       NOW and money market accounts               2.28            1,464,449          2.45             1,732,157
                                                                ------------                      --------------

                                                   2.37            2,178,346          2.48             2,523,447
                                                                ------------                      --------------

       Certificates of deposit:

           3 months                                4.65              167,294          5.03                59,765
           6 months                                5.24            1,046,989          5.58             1,361,002
           10/11 months                                                  -            2.81                23,618
           12 months                               5.76            9,945,849          5.87            10,272,679
           18 months                               2.45               34,470          2.47                33,624
           2 years                                 6.13           11,090,406          6.07             9,844,447
           3 years                                 6.10            1,392,242          6.11             1,364,492
           4 years                                 5.86              203,170          5.41               221,198
           5 years                                 6.00            1,964,148          5.92             1,587,493
                                                                ------------                      --------------

                                                   5.92           25,844,568          5.94            24,768,318
                                                                ------------                      --------------

                                                   5.64         $ 28,022,914          5.60%       $   27,291,765
                                                                ============                      ==============

       Maturities of outstanding certificates of deposit are summarized as follows:

                                                                                     June 30,
                                                                                     --------
                                                                              1998               1997
                                                                              ----               ----
                                                                                  (In Thousands)

                  One year or less                                          $ 18,978              15,201
                  1 - 2 years                                                  4,718               7,740
                  2 - 3 years                                                    786                 727
                  Over 3 years                                                 1,363               1,100
                                                                            --------             -------

                                                                            $ 25,845              24,768
                                                                            ========             =======

       Interest expense on deposits is summarized as follows:

                                                                                 Year Ended June 30,
                                                                                 -------------------
                                                                     1998             1997              1996
                                                                     ----             ----              ----

       Passbook                                                  $    18,300            26,805           33,469
       NOW and money market accounts                                  43,819            48,140           54,233
       Certificates of deposit                                     1,539,261         1,411,589        1,452,833
                                                                   ---------         ---------        ---------

                                                                 $ 1,601,380         1,486,534        1,540,535
                                                                   =========         =========        =========

       The aggregate amount of certificates of deposits in denominations of $100,000 or more was $2,752,562 and $2,541,599 at June 30, 1998 and
       1997, respectively. Deposit accounts exceeding $100,000 are not federally insured.

8.     ADVANCES FROM FEDERAL HOME LOAN BANK:

       The Savings Bank borrowed $1,000,000 in 1994 from the Federal Home Loan Bank under a mortgage matched advance program. Interest is charged on the advance at a weighted average rate of 5.50% and is due in 120 to 180 monthly installments of $9,517 including interest.

       Future maturities on the advance are as follows:

                               Year Ended June 30,
                               -------------------

                                      1999                                 $  78,506
                                      2000                                    82,878
                                      2001                                    87,494
                                      2002                                    92,368
                                      2003                                    97,512
                               2004 and subsequent                           241,279
                                                                             -------

                                                                           $ 680,037

       The advances are collateralized by a blanket agreement on residential mortgage loans held by the Savings Bank. The Savings Bank has also pledged its Federal Home Loan Bank stock and mortgage notes with unpaid principal balances of approximately $1,020,000 for future advances.

9.     FINANCIAL INSTRUMENTS:

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

       The estimated fair values of the Company's financial instruments were as follows at :

                                                                                   June 30, 1998
                                                                                   -------------

                                                                            Carrying              Fair
                                                                             Amount               Value
                                                                             ------               -----

       Financial assets:
              Cash and due from banks, interest bearing
                  deposits with banks and federal funds sold             $   6,196,370           6,196,370

              Investment securities                                          2,947,033           2,943,614
              Mortgage-backed securities                                     3,966,396           3,905,172
              Loans receivable                                              21,845,552          22,217,000
              Accrued interest receivable                                      165,134             165,134

       Financial liabilities:

              Deposit liabilities                                           28,022,914          28,148,000
              Federal Home Loan Bank advances                                  680,037             668,000

       Off balance sheet items                                                     -                   -





                                                                                   June 30, 1997
                                                                                   -------------

                                                                            Carrying             Fair
                                                                             Amount              Value
                                                                             ------              -----

       Financial assets:
              Cash and due from banks, interest bearing
                  deposits with banks and federal funds sold             $   3,289,275           3,289,275

       Investment securities                                                   945,840             948,715
              Mortgage-backed securities                                     4,288,236           4,167,556
              Loans receivable                                              25,939,500          26,252,000
              Accrued interest receivable                                      146,373             146,373

       Financial liabilities:
              Deposit liabilities                                           27,291,765          27,349,000
              Federal Home Loan Bank advances                                  754,403             624,000

       Off balance sheet items                                                     -                   -

10.    CAPITAL REQUIREMENTS:

       In connection with the insurance of savings deposits by SAIF, the Savings Bank is subject to minimum regulatory capital requirements promulgated by the Office of Thrift Supervision (OTS).

       In general, the capital standards established for savings institutions must be no less stringent than capital standards applicable to national banks set by the Office of the Comptroller of the Currency. At June 30, 1998, the core capital requirement provides for minimum core capital (tangible capital plus certain forms of supervisory goodwill and other qualifying intangible assets) equal to 4.0% of adjusted total assets. The risk-based capital requirement at June 30, 1998 provides for the maintenance of core capital plus general loss allowances equal to 8.0% of risk-weighted assets. In computing risk-weighted assets, the Savings Bank multiplies the value of each asset on its statement of financial condition by a defined risk-weighing factor, e.g., one-to-four family residential loans carry a risk-weighted factor of 50%.

       The Savings Bank's regulatory capital exceed all minimum capital requirements as shown in the following table:

                                                                            June 30, 1998
                                                         ----------------------------------------------------
                                                                         Regulatory Capital
                                                                                         Risk-
                                                          Core                           based
                                                         Capital           %            Capital          %
                                                         -------        ------          -------       ------
                                                                             (in Thousands)
                                                                               (Unaudited)
       Capital under generally accepted
           accounting principles                         $ 5,754                          5,754
       General valuation allowances                         -                               138
                                                         -------                        -------
       Regulatory capital computed                         5,754          15.9            5,892         37.8
       Minimum capital requirements                        1,447           4.0            1,247          8.0
                                                         -------        ------          -------       ------
       Regulatory capital-excess                         $ 4,307          11.9            4,645         29.8
                                                         =======        ======          =======       ======

       Capital ratios for June 30, 1997 are shown in the following table. The ratios for 1997 included a tangible capital ratio is currently not required.

                                                                            June 30, 1997
                                                    ----------------------------------------------------------------
                                                                         Regulatory Capital
                                                                                                    Risk-
                                                    Tangible                  Core                  based
                                                    Capital           %       Capital      %       Capital       %
                                                    -------        ------    --------   -------    ------     ------
                                                                             (in Thousands)
                                                                               (Unaudited)

       Capital under generally accepted
           accounting principles                      $ 5,532                  5,532                5,532
       General valuation allowances                       -                      -                    126
                                                     --------                  -----                -----
       Regulatory capital computed                      5,532       15.7       5,532      15.7      5,658      34.1
       Minimum capital requirements                       529        1.5       1,058       3.0      1,325       8.0
                                                     --------      -----       -----      ----      -----     -----
       Regulatory capital-excess                      $ 5,003       14.2       4,474      12.7      4,333      26.1
                                                     ========      =====       =====      ====      =====     =====


11.    COMMITMENTS:

       At June 30, 1998, the Savings Bank had commitments to originate loans totaling $711,300. The entire amount was for fixed rate loans. No portion of these loans were disbursed prior to June 30, 1998, and the financial statements do not reflect any liability for such commitments. Management anticipates that all originations will be funded from existing liquidity and normal monthly cash flows. Loan commitments as of June 30, 1997 were $654,450.

12.    RETIREMENT PLANS:

       The Savings Bank had a 401(k) Salary Savings Plan with the Ohio Savings and Loan League. The plan was terminated as of June 30, 1996. During the year ended June 30, 1996, retirement expense amounted to $ 12,700. The plan covered all employees having completed one year of service and having attained the age of 21. The employee could contribute up to nine percent with the employer matching contribution of three percent and a discretionary three percent employer matching contribution.

       Concurrent with the Savings Bank's conversion from the mutual to stock form of organization, in September 1996, the Company established an ESOP which provides retirement benefits for substantially all employees who have completed one year of service and have attained age 21. The ESOP initially acquired 37,030 common shares in the conversion offering. The funds used by the ESOP to purchase the stock were provided by a loan from the Company which will be repaid by contributions to the ESOP by the Company in the future. Management intends to allocate these shares to eligible employees' accounts over the next five to seven years. Expense for shares committed to be allocated during 1998 and 1997 was $89,376 and $53,451, respectively. Remaining unearned shares at June 30, 1998 and 1997 was 25,453 and 31,685.

13.    FEDERAL INCOME TAXES:

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

       Appropriated and unappropriated retained income at June 30, 1998 included earnings of approximately $653,000, representing such bad debt deductions for which no provision for federal income taxes has been made. In the future, if the Company does not meet the federal income tax requirements necessary to permit it to deduct an allowance for bad debts, the Company will be subject to federal income tax at the then current corporate rate. Management does not contemplate any action which would cause such pre-1988 cumulative bad debt deduction to be subject to federal income taxes, although it is possible that changes in legislation could, at a future date require recapture of all or part of this bad debt deduction.

       An analysis of income tax expense, setting forth the reasons for the variations from the statutory rate is as follows:

                                                                                Year Ended June 30
                                                                      --------------------------------------
                                                                      1998              1997            1996
                                                                      ----              ----            ----

       Federal income taxes at the statutory
           rate of 34%                                             $ 125,532            53,385           38,519
       Employee stock ownership plan                                  11,568               -                -
       Other, primarily surtax exemptions                                -              (8,328)         (11,677)
                                                                   ---------            ------          -------

       Federal income taxes per consolidated

           financial statements                                    $ 137,100            45,057           26,842
                                                                   =========            ======           ======

       Effective tax rate                                              37.2%             28.7%             23.7%
                                                                   =========           =======           =======

       The tax effect of temporary differences that give rise to significant portions of deferred tax assets and deferred tax liabilities are as follows:

                                                                                     June 30
                                                                 --------------------------------------------
                                                                      1998              1997            1996
                                                                 -----------           -------       ----------

       Deferred tax assets arising from:
           Allowance for loan losses                             $    35,900            31,800           26,800
           Deferred loan fees and costs                                5,300             8,000           11,100
           Basis of investments                                        2,000             2,000            2,000
                                                                 -----------           -------       ----------
                    Total deferred tax assets                         43,200            41,800           39,900
                                                                 -----------           -------       ----------
       Deferred tax liabilities arising from:
           Accrual to cash conversion                                 38,800            23,700           32,300
               Depreciation                                           13,300            17,000           20,200
               FHLB stock                                             62,500            55,000           48,200
                                                                 -----------           -------       ----------
                    Total deferred tax liabilities                  (114,600)          (95,700)        (100,700)
                                                                 -----------           -------       ----------

       Net deferred tax liability                                $    71,400            53,900           60,800
                                                                 ===========           =======       ==========

       The Savings Bank has not recorded a valuation allowance, as the deferred tax assets are presently considered to be realizable based on the level of anticipated future taxable income. Net deferred tax liabilities and federal income tax expense in future years can be significantly affected by changes in enacted tax rates.

       The components of deferred income tax expense (credit) are as follows:

                                                                                Year Ended June 30
                                                                   ------------------------------------------
                                                                      1998               1997             1996
                                                                   ---------            -------         -------

       Loan origination fees                                       $   2,600             3,100            4,400
       FHLB stock dividend                                             7,500             6,800            6,200
       Depreciation                                                   (3,700)           (3,300)            (600)
       Accrual to cash conversion                                     15,200            (8,300)           2,000
       Bad debt reserves and other                                    (4,100)           (5,200)         (11,800)
                                                                   ---------            -------         --------

                                                                   $  17,500            (6,900)             200
                                                                   =========            =======         ========

14.    SAIF SPECIAL ASSESSMENT:

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

15.    BAD DEBT RESERVE RECAPTURE:

       A bill repealing the thrift bad debt reserve was signed into law and is effective for taxable years beginning after December 31, 1995. All savings banks and thrifts are required to account for tax reserves for bad debts in the same manner as banks. Such entities with assets less than $500 million will be required to maintain a moving average expense-based reserve and no longer will be able to calculate a reserve based on a percentage of taxable income.

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

17. SUMMARIZED FINANCIAL INFORMATION OF THE PARENT COMPANY:

                            FOUNDATION BANCORP, INC.

                        Statements of Financial Condition
                        ---------------------------------

                                  June 30, 1998

                                                                                 1998              1997
                                                                            ------------        ---------
       Assets:

              Cash                                                          $     11,007          109,679
              Certificate of deposit                                             137,666                -
              Accrued interest receivable                                             10                -
              Investment in Foundation Savings Bank                            2,970,826        2,970,826
              Note receivable-Foundation Savings Bank                          1,000,000        1,000,000
              Prepaid expenses                                                     3,591                -
                                                                            ------------        ---------

                                                                            $  4,123,100        4,080,505
                                                                            ============        =========

       Liabilities and stockholders' equity:
              Liabilities:

                  Accrued expenses                                          $     10,150                -
                  Federal income taxes payable - current                          15,100           19,952
                  Federal income taxes payable - deferred                         (2,200)               -

              Stockholders' equity:

              Common stock                                                             -                -
              Additional paid in capital                                       4,341,126        4,341,126
              Retained earnings                                                   15,597           31,208
              Less unearned ESOP shares                                         (256,673)        (311,781)
                                                                            ------------        ---------

                                                                               4,100,050        4,060,553
                                                                            ------------        ---------

                                                                            $  4,123,100        4,080,505
                                                                            ============        =========


                              Statements of Income
                              --------------------
                                                                             Year Ended         Year Ended
                                                                            June 30, 1998      June 30, 1997
                                                                            -------------      -------------

       Interest income                                                      $     75,925           57,350
       Dividend income                                                            75,000                -
       Professional fees                                                         (36,284)          (6,140)
       Other expenses                                                             (1,633)             (50)
       Income taxes                                                              (12,900)         (19,952)
                                                                            ------------       ----------

                                                                            $    100,108           31,208
                                                                            ============       ==========

18.  EARNINGS PER SHARE

       Earnings per share for the years ended June 30, 1998 and 1997 is calculated as follows. Earning per share for the period ended June 30, 1997 is based on the Company's net income for the nine months ended since the effective date of the Savings Bank's mutual-to-stock conversion.

       Basic and diluted earnings per share

                                                     Income                  Shares          Per Share
                                                  (Numerator)             (Denominator)       Amount
                                                  -----------             ------------       ---------
                  June 30, 1998                     $232,113                 438,547           $ .53

                  June 30, 1997                     $210,926                 432,456           $ .49


19.    QUARTERLY FINANCIAL INFORMATION (UNAUDITED):

       Summarized quarterly financial information for the year ended June 30, 1998 is as follows:

                                                                        Year Ended June 30, 1998
                                                    --------------------------------------------------------------
                                                     First            Second              Third            Fourth
                                                    Quarter           Quarter            Quarter           Quarter
                                                    -------           -------            -------           -------
       Interest income                                $682              691                671              654
       Interest expense                                407              414                409              411
                                                    -------           -------            -------          -------
           Net interest income                         275              277                262              243

       Other income                                     18               25                 36               36
       Other expenses                                  185              185                199              234
                                                    -------           -------            -------          -------
           Income before
               provision for income taxes              108              117                 99               45

       Provision for income taxes                       37               40                 34               26
                                                    -------           -------            -------          -------
           Net income                               $   71               77                 65               19
                                                    =======           =======            =======          =======

       Basic and diluted earnings
               per share                            $ 0.16             0.17               0.16             0.04
                                                    =======           =======            =======          =======

       Summarized 1997 quarterly financial information for the periods ending after the conversion is as follows:

                                                    Quarter Ended            Quarter Ended          Quarter Ended
                                                  December 31, 1996         March 31, 1997          June 30, 1997
                                                  -----------------         --------------          -------------

       Interest income                                $  640                      649                    663
       Interest expense                                  372                      379                    389
                                                  -----------------         --------------          -------------

           Net interest income                           268                      270                    274
       Other income                                       18                       16                     15
       Other expenses                                    187                      188                    183
                                                  -----------------         --------------          -------------
           Income before
                provision for income taxes                99                       98                    106
       Provision for income taxes                         32                       31                     29
                                                  -----------------         --------------          -------------

           Net income                                 $   67                       67                     77
                                                  =================         ==============          =============

       Basic and diluted earnings
                per share                             $ 0.16                     0.16                   0.17
                                                  =================         ==============          =============

================================================================================

                                  DIRECTORS OF
                            FOUNDATION BANCORP, INC.
                                       AND
                             FOUNDATION SAVINGS BANK


LAIRD L. LAZELLE                                     MARDELLE DICKHAUT
President, Foundation Bancorp, Inc.                  Retired from Foundation Savings Bank.
and Foundation Savings Bank.

RUTH C. EMDEN                                        ROBERT E. LEVITCH
Retired. Currently active in community work.         Corrections Officer with the Hamilton County
Sheriff's Office.

MICHAEL S. SCHWARTZ                                  PAUL L. SILVERGLADE
Attorney at law practicing in Cincinnati             Retired Corporate Office Personnel
and operating a title insurance agency.              Director for Federated Department Stores.

IVAN J. SILVERMAN
Investment Consultant and Associate Vice
President with Gradison Division of McDonald
& Company Securities, Inc. Mr. Silverman is a former Mayor of the City of Montgomery.


                              EXECUTIVE OFFICERS OF
                            FOUNDATION BANCORP, INC.

LAIRD L. LAZELLE                                     DIANNE K. RABE, CPA
President and Chief Executive Officer                Secretary and Treasurer


                              EXECUTIVE OFFICERS OF
                             FOUNDATION SAVINGS BANK

LAIRD L. LAZELLE                                     DIANNE K. RABE, CPA
President and Chief Executive Officer                Vice President

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

================================================================================

                            FOUNDATION BANCORP, INC.
                                       AND
                             FOUNDATION SAVINGS BANK

                              CORPORATE INFORMATION

                                CORPORATE OFFICES
                                -----------------
                                25 Garfield Place
                             Cincinnati, Ohio 45202
                              Phone (513) 721-0120
                               Fax (513) 721-0140

                       STOCK TRANSFER AGENT AND REGISTRAR
                       ----------------------------------
                                Fifth Third Bank
                           Corporate Trust Operations
                                Mail Drop 1090F5
                            38 Fountain Square Plaza
                             Cincinnati, Ohio 45263
                           Toll Free # (800) 837-2755

                             CORPORATE LEGAL COUNSEL
                             -----------------------
                       Vorys, Sater, Seymour and Pease LLP
                              Suite 2100 Atrium Two
                             221 East Fourth Street
                           Cincinnati, Ohio 45201-0236

                              INDEPENDENT AUDITORS
                              --------------------
                       Clark, Schaefer, Hackett & Company
                                   Suite 1600
                             105 East Fourth Street
                             Cincinnati, Ohio 45202

                                  MARKET MAKERS
                                  -------------
                                   Ernst & Co.
                        Friedman, Billings, Ramsey & Co.
                          Keefe, Bruyette & Woods, Inc.
                                Monroe Securities
                                The Ohio Company

                                 TRADING SYMBOL
                                 --------------

       Price quotations for the common shares of Foundation Bancorp, Inc., are available on the National Daily Quotation Service
                                  "Pink Sheets"
                            under the symbol "FOUN".

A COPY OF THE FORM 10-KSB OF FOUNDATION BANCORP, INC. FOR THE FISCAL YEAR ENDED JUNE 30, 1998, AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION, WILL BE FURNISHED WITHOUT CHARGE TO SHAREHOLDERS UPON WRITTEN REQUEST TO LAIRD L. LAZELLE, PRESIDENT, FOUNDATION BANCORP, INC., 25 GARFIELD PLACE, CINCINNATI, OHIO 45202.