Form 10KSB40, Exhibit 13
period 1999-06-30
FOUNDATION BANCORP INC
filed 1999-09-28
CIK 1012775

                                                                      Exhibit 13

                            FOUNDATION BANCORP, INC.


                    Parent Company of Foundation Savings Bank



                            (Foundation Bancorp logo)




                                      1999

                                  ANNUAL REPORT

TO OUR SHAREHOLDERS:

On behalf of the Board of Directors of Foundation Bancorp, Inc. ("Foundation"), I am pleased to present Foundation's third annual report.

September 25, 1998 will be the third anniversary of our initial public offering. Foundation will be paying its third annual dividend to shareholders on September 28, 1999, to shareholders of record on September 20, 1999. This dividend, for the fiscal year ended June 30, 1999, will be $.50 per share. Previous dividends were $.40 for fiscal 1998 and $.25 for fiscal 1997.

Net income for the 1999 fiscal year ended June 30, 1999 was $169,227, down from the $232,113 for the 1998 fiscal year. The fiscal 1999 economic environment negatively impacted Foundation's earnings as borrowers refinanced to obtain lower interest rates. This resulted in a decline in the yield on long-term interest-earning assets with little corresponding decrease in the short-term rates paid on deposits. Foundation viewed investing in the low yields available on long-term mortgages to be undesirable and reinvested the proceeds from payoffs in short-term liquid obligations, resulting in a decrease in net interest income.

The 1999 fiscal year results included a charge to earnings in the amount of $19,000, which relates to the market value of the 5,803 shares allocated in the ESOP during the year. This is not a true cash expense, but the effect of an accounting pronouncement designed to reflect the market cost of the ESOP. Shareholders' equity was still enhanced by the full $188,262 earned before the ESOP accounting treatment.

Foundation is pleased to report that it is Year 2000 ready. This involved replacing older computers with new ones as well as updating certain software. The total cost of becoming Year 2000 compliant was approximately $30,000, which included extensive testing. Contingency plans have been developed which will enable Foundation to open for business on January 3, 2000.

Foundation continues to pursue strict collection policies, which has resulted in low delinquency and excellent asset quality. Interest rates are again on the rise, which should improve our interest income if higher rates prevail throughout the year.

Thank you for being a shareholder of Foundation Bancorp. You may reach me personally at 513-721-0120 with questions or comments.

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

There were 462,875 common shares of the Company outstanding on June 30, 1999, and held of record by approximately 157 shareholders. Price information with respect to the Company's common shares is published by the National Quotation Bureau ("NQB"). The high and low bids for the common shares of the Company for the periods indicated, as reported by NQB, were as follows:

   Fiscal 1998                                                                                Cash dividends
  Quarter Ended                          High                           Low                       declared
-------------------                    ---------                     ----------                   --------
September 30, 1997                       $15.00                         $13.00                       $ .25
December 31, 1997                        $15.50                         $14.50                        -
March 31, 1998                           $19.00                         $15.00                        -
June 30, 1998                            $18.25                         $15.50                        -

   Fiscal 1999
  Quarter Ended
-------------------
September 30, 1998                       $17.50                         $13.00                       $ .40
December 31, 1998                        $14.00                         $12.875                       -
March 31, 1999                           $17.00                         $12.50                        -
June 30, 1999                            $13.625                        $12.75                        -

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

                              SELECTED CONSOLIDATED
                      FINANCIAL INFORMATION AND OTHER DATA

================================================================================

The following tables set forth certain information concerning the consolidated financial condition, earnings and other data regarding the Company at the dates and for the periods indicated.

                                                                    At June 30,
                                       ----------------------------------------------------------------------
SELECTED FINANCIAL CONDITION:            1999           1998            1997           1996           1995
                                       ---------       -------      ----------       --------       ---------
                                                                   (In thousands)
Total amount of:
    Assets                              $33,762        $36,189        $35,271         $30,835        $31,849
    Cash and cash equivalents             2,414          6,196          3,289           1,172          3,943
    Investment securities                 5,304          3,568          1,245           1,179          1,310
    Mortgage-backed securities            5,018          3,966          4,288           4,641          5,532
    Loans receivable, net (1)            20,468         21,846         25,939          23,267         20,511
    Deposits                             25,754         28,023         27,292          26,951         27,737
    FHLB advances                           602            680            754             825          1,192
    Shareholders' equity (2)              7,072          7,140          6,934           2,793          2,706

                                                                 Year ended June 30,
                                       ----------------------------------------------------------------------
SUMMARY OF EARNINGS:                     1999           1998            1997           1996           1995
                                        -----          ------          ------         ------         ------
                                                                   (In thousands)

Interest income                          $2,402         $2,698         $2,558          $2,359         $2,162
Interest expense                          1,454          1,641          1,530           1,592          1,368
                                        -------       --------        -------        --------        -------
Net interest income                         948          1,057          1,028             767            794
Provision for loan losses                    12             12             15              44             12
                                        -------       --------        -------        --------        -------
Net interest income after
   provision for loan losses                936          1,045          1,013             723            782
Other income                                126            116             63              64             70
General, administrative and other
  expense                                   793            792            919             674            679
                                        -------       --------        -------        --------        -------
Earnings before income taxes                269            369            157             113            173
Federal income taxes                        100            137             45              27             48
                                        -------       --------        -------        --------        -------
Net earnings                             $  169         $  232         $  112          $   86        $   125
                                        =======       ========        =======        ========        =======
--------------------------

(1) Includes $475,000 of loans held for sale at June 30, 1998, and $89,200 in loans held for sale at June 30, 1997. There were no loans held for sale at June 30, 1999, 1996 or 1995.

(2)      Consisted solely of retained earnings at June 30, 1995 and 1996.

                                                                                At June 30,
                                                     ---------------------------------------------------------------
SELECTED FINANCIAL RATIOS:                              1999         1998          1997          1996         1995
                                                        -----       ------        ------        -----         ----
Performance ratios:
   Return on average assets                             0.49%         0.63%        0.33%         0.27%        0.41%
   Return on average equity                             2.39          3.31         1.82          3.11         4.72
   Interest rate spread                                 1.70          1.82         2.10          2.04         2.25
   Net interest margin                                  2.79          2.92         3.06          2.48         2.66
   Non-interest expense to average total assets         2.29          2.16         2.68          2.13         2.23
   Average equity to average assets                    20.43         19.12        17.89          8.72         8.71
   Equity to assets, end of period                     21.01         19.73        19.66          9.06         8.50
Asset quality ratios:
   Nonperforming assets to average total assets            -          0.15            -             -         0.64
   Nonperforming loans to total loans                      -             -            -             -         0.95
   Allowance for loan losses to total loans             0.73          0.63         0.48          0.47         0.47
   Allowance for loan losses to nonperforming loans
                                                           -             -            -             -        50.52
   Net (charge-offs) recoveries to
     average loans                                         -             -            -        (0.14)         0.07
   Average interest-earning assets to average
     interest-bearing liabilities                     125.46        124.17        121.15        108.51      108.92

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

                               FINANCIAL CONDITION

--------------------------------------------------------------------------------

At June 30, 1999 assets totaled $33.8 million, a decrease of $2.4 million, or 6.7%, compared to June 30, 1998 totals. During fiscal 1999, interest rates approached historic low levels. To reduce interest-rate risk, Foundation sold the majority of its production of long-term, fixed-rate loans in the secondary market. Existing borrowers also refinanced to obtain lower interest rates resulting in a decrease in loans receivable of $1.4 million, or 6.3%.

Since liquidity was building and the strategy was to reduce interest rate risk should rates begin to increase, the rates paid on deposits were reduced. Deposits decreased $2.3 million, or 8.1%, and the cost of deposits correspondingly decreased 49 basis points compared to the June 30, 1998 levels.

The Company sought higher returns on its cash equivalents, resulting in an increase in short-term certificates of deposit in other institutions of $0.9 million, or 302.1%, and an increase in investment securities of $0.8 million, or 27.4%. These increases, combined with the decrease in interest-bearing deposits, resulted in a decrease in cash and cash equivalents of $3.8 million, or 61.0%. Mortgage-backed securities increased $1.1 million, or 26.5%, as a result of a purchase made at a favorable rate relative to alternative investments.

Unallocated shares held by the Foundation Bancorp, Inc. Employee Stock Ownership Plan (the "ESOP"), decreased $52,900, or 20.6%, resulting from the 1998 calendar year allocation, and additional paid-in capital increased $19,035, or 0.4%, resulting from the market adjustment of the 1998 ESOP allocation.

During fiscal 1999, 9,500 shares were purchased at a price of $13 per share, or a total of $123,500, which will be used in funding the Company's Retention and Recognition Plan (the "RRP"), which was approved by the shareholders at the 1997 Annual Meeting.

                       COMPARISON OF RESULTS OF OPERATIONS
                   FOR THE YEARS ENDED JUNE 30, 1999 AND 1998

--------------------------------------------------------------------------------

Net earnings for the year ended June 30, 1999 totaled $169,227, a decrease of $62,886, or 27.1%, from the $232,113 in net earnings for the year ended June 30, 1998. The decrease in earnings was comprised of a decrease in interest income of $296,446, or 11.0%, and a slight increase of $1,062, or 0.1%, in general, administrative and other expense. These changes were partially offset by a decrease in interest expense of $187,133, or 11.4%, an increase in other income of $10,289, or 8.9%, and a decrease in federal income tax of $37,200, or 27.1%.

Total interest income for the fiscal year ended June 30, 1999 decreased $296,446, or 11.0% , as compared to fiscal 1998 totals. Interest rates reached historic lows during fiscal 1999 and existing borrowers refinanced to obtain the lower mortgage rates. Foundation followed a strategy of selling the low rate loans in the secondary market rather than holding them in the loan portfolio. The investment in mortgage loans was reduced and the average rate of return decreased as the higher yielding loans were refinanced. This resulted in a decrease in interest on loans of $409,479, or 20.0%. This decrease was partially offset by increases in interest on mortgage-backed securities of $60,049, or 24.9%, interest on investments of $46,860, or 52.5%, and interest on interest-bearing deposits and other of $6,124, or 1.9%, as the cash flow from loan payoffs was re-invested in short-term, lower yielding instruments.

As the availability of attractive yields on investments decreased and liquidity increased, Foundation lowered the rates paid on deposit which resulted in outflows. Interest expense on deposits decreased $182,992, or 11.4%, as the result of a lower weighted average cost of deposits on a smaller portfolio. Interest expense on borrowings decreased $4,141, or 10.4%, resulting from scheduled repayments.

Other operating income increased $10,289, or 8.9%, resulting from an increase in gains on sales of loans of $5,693, or 9.9%, and an increase in other operating income of $6,609, or 140.7%, partially offset by a decrease in investment property income of $2,013, or 3.8%, due to higher real estate taxes. Other income included a one-time gain on the sale of real estate owned in the amount of $7,400.

The increase of $1,062, or 0.1%, in general, administrative and other expense was principally the increase in franchise taxes of $18,594, or 31.5%, plus an increase in occupancy and equipment of $2,411, or 3.1%, and an increase in data processing of $2,810, or 8.4%, offset by a decrease in employee compensation and benefits of $6,581, or 1.5%, and a decrease in other expense of $15,137, or 10.0%. The increases in data processing and occupancy and equipment were Year 2000 related and involved new computer equipment and testing. Federal income taxes decreased $37,200, or 27.1%, due to the lower earnings

                       COMPARISON OF RESULTS OF OPERATIONS
                   FOR THE YEARS ENDED JUNE 30, 1998 AND 1997

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

                                                                                    Year ended June 30,
                                                       -----------------------------------------------------------------------------
                                                                       1999                                   1998
                                                       -------------------------------------   -------------------------------------
                                     Weighted average     Average     Interest      Average      Average      Interest      Average
                                        yield/rate      outstanding    earned/      yield/     outstanding     earned/      yield/
                                     at June 30, 1999     balance        paid         rate        balance        paid         rate
                                     ----------------     -------        ----         ----        -------        ----         ----
Interest-earning assets:
  Interest-bearing deposits                5.72%          $  5,999     $   325        5.42%     $   5,809       $  319        5.49%
  Investment securities                    6.53              2,228         136        6.10          1,451           89        6.13
  Mortgage-backed securities               6.35              5,068         301        5.94          4,020          241        6.00
  Loans receivable                         7.79             20,717       1,640        7.92         24,871        2,049        8.24
                                                          --------     -------                  ---------       ------
     Total interest-earning assets                          34,012       2,402        7.06         36,151        2,698        7.46
Non-interest-earning assets                                    554                                    517
                                                          --------                              ---------

    Total assets                                          $ 34,566                              $  36,668
                                                          ========                              =========

Interest-bearing liabilities:
  Deposits                                 5.15           $ 26,471       1,418        5.36      $  28,400        1,606        5.65
     Noninterest bearing demand
     Interest-bearing demand
     Savings
     Time
  FHLB advances                            5.55                638          36        5.64            714           35        4.90
                                                          --------                              ---------       ------
    Total interest-bearing
    liabilities                                             27,109       1,454        5.36         29,114        1,641        5.64
                                                                       -------                                  ------
Non-interest-bearing liabilities                               394                                    542
                                                          --------                              ---------

    Total liabilities                                       27,503                                 29,656

Stockholders' equity                                         7,063                                  7,012
                                                          --------                              ---------
    Total liabilities and
     stockholders' equity                                 $ 34,566                              $  36,668
                                                          ========                              =========

Net interest income                                                    $   948                                  $1,057
                                                                       =======                                  ======
Interest rate spread                                                                  1.70%                                   1.82%
                                                                                      ====                                    ====
Net interest margin (net interest
  income as a percentage of average
  interest-earning assets)                                                            2.79%                                   2.92%
                                                                                      ====                                    ====
Average interest-earning assets to
  average interest-bearing
  liabilities                                                                       125.46%                                 124.17%
                                                                                    ======                                  ======

                                            Year ended June 30,
                                    ------------------------------------
                                                   1997
                                    ------------------------------------
                                       Average     Interest      Average
                                     outstanding    earned/      yield/
                                       balance        paid         rate
                                       -------        ----         ----
Interest-earning assets:
  Interest-bearing deposits           $   3,511     $   198        5.64%
  Investment securities                     949          77        8.11
  Mortgage-backed securities              4,413         269        6.10
  Loans receivable                       24,710       2,014        8.15
                                      ---------     -------
     Total interest-earning assets       33,583       2,558        7.62
Non-interest-earning assets                 728
                                      ---------

    Total assets                      $  34,311
                                      =========

Interest-bearing liabilities:
  Deposits                            $  26,935       1,486        5.52
     Noninterest bearing demand
     Interest-bearing demand
     Savings
     Time
  FHLB advances                             787          44        5.59
                                      ---------     -------
    Total interest-bearing
    liabilities                          27,721       1,530        5.52
                                                    -------
Non-interest-bearing liabilities            453
                                      ---------

    Total liabilities                    28,174

Stockholders' equity                      6,137
                                      ---------
    Total liabilities and
     stockholders' equity             $   34,311
                                      ==========

Net interest income                                 $ 1,028
                                                    =======
Interest rate spread                                               2.10%
                                                                   ====
Net interest margin (net interest
  income as a percentage of average
  interest-earning assets)                                         3.06%
                                                                   ====
Average interest-earning assets to
  average interest-bearing
  liabilities                                                    121.14%
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

                                                               Year ended June 30,
                                     ------------------------------------------------------------------------
                                                  1999 vs. 1998                        1998 vs. 1997
                                     --------------------------------     -----------------------------------
                                          Increase             Total           Increase             Total
                                     (decrease) due to       increase     (decrease) due to        increase
                                     -----------------                    -----------------
                                     Volume       Rate      (decrease)     Volume       Rate       (decrease)
                                     ------       ----      ----------     ------       ----       ----------

Interest income attributable to:
   Interest-bearing deposits        $  10          $ (4)      $   6       $ 127         $  (6)        $121
   Investments                         48            (1)         47          35           (23)          12
   Mortgage-backed securities          62            (2)         60         (24)           (4)         (28)
   Loans receivable                  (332)          (77)       (409)         13            22           35
                                    -----          ----       -----       -----         -----         ----
     Total interest income           (212)          (84)       (296)        151           (11)         140

Interest-bearing liabilities
   Deposits                          (106)          (77)       (183)         83            37          120
   FHLB advances                       (4)            -          (4)         (4)           (5)          (9)
                                    -----          ----       -----       -----         -----         ----

     Total interest expense          (110)          (77)       (187)         79            32          111
                                    -----          ----       -----       -----         -----         ----

Increase (decrease) in net
  interest income                   $(102)         $ (7)      $(109)      $  72         $ (43)        $ 29
                                    =====          ====       =====       =====         =====         ====


                         ASSET AND LIABILITY MANAGEMENT

--------------------------------------------------------------------------------

Foundation, like other financial institutions, is subject to interest rate risk to the extent that its interest-earning assets reprice differently than its interest-bearing liabilities. As part of its effort to monitor and manage interest rate risk, Foundation uses the guidance issued in Thrift Bulletin 13a (TB 13a), published by the OTS December 1, 1998.

Under previous guidance, the Board of Directors of Foundation was required to review interest rate risk, as measured by changes in net portfolio value (NPV). Generally, NPV is the discounted present value of the difference between incoming cash flows on interest-earning and other assets and outgoing cash flows on interest-bearing and other liabilities. The application of the methodology attempts to quantify interest rate risk as the change in the NPV which would result from a theoretical 200 basis point (1 basis point equals .01%) change in market interest rates (rate shock). Under previous guidance, interest rate risk was measured as a percentage change in NPV from the base, without taking into account current levels of capital.

Under TB 13a, the Board of Directors looks at Foundation's actual capital-to-assets ratio under various interest rate scenarios, rather than as a percentage change from the base. In this way, current levels of capital are considered when risk is assessed. The guidance further compares NPV before and after a 200 basis point rate shock to assess risk.

Presented below, as of June 30, 1999, is an analysis of Foundation's interest rate risk as measured by NPV for instantaneous and sustained parallel shifts of 100 basis points in market interest rates. The table also contains the policy limits set by the Board of Directors of Foundation advisable in the event of various changes in interest rates.

                                                            June 30, 1999
                                                            -------------
  Change in interest rate          Board limit                Projected
       (basis points)          (Minimum NPV Ratio)               Ratio
       --------------          -------------------               -----

            +300                     6%                         11.51%
            +200                     7%                         13.74%
            +100                     8%                         15.79%
               0                     9%                         17.51%
            -100                     9%                         18.54%
            -200                     9%                         18.72%
            -300                     9%                         19.01%


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

A decrease or a significant increase in interest rates from the recent levels could be expected to affect negatively the net interest income of Foundation. Moreover, rising interest rates could negatively affect the earnings of Foundation due to diminished loan demand. Foundation attempts to mitigate interest rate risk by selling fixed-rate loans originated at low interest rates.

                         LIQUIDITY AND CAPITAL RESOURCES

--------------------------------------------------------------------------------

Foundation's liquidity, primarily represented by cash and cash equivalents, is a result of the funds used in or provided by Foundation's operating, investing and financing activities. These activities are summarized below for the years ended June 30, 1999, 1998 and 1997.

                                                                            Year ended June 30,
                                                          -----------------------------------------------------
                                                            1999                   1998                1997
                                                            ----                   ----                ----
                                                                           (In thousands)

       Net income                                           $  169                 $  232               $  112
       Adjustments to reconcile net income to
          net cash from operating activities                    15                     36                  103
                                                            ------                 ------               ------
       Net cash from operating activities                      184                    268                  215
       Net cash provided by (used in)
          investment activities                             (1,310)                 2,098               (2,386)
       Net cash provided by (used in)
          financing activities                              (2,656)                   541                4,288
                                                            -------                ------               ------
       Net change in cash and cash equivalents              (3,782)                 2,907                2,117
       Cash and cash equivalents at
          beginning of period                                6,196                  3,289                1,172
                                                            ------                 ------               ------
       Cash and cash equivalents at
          end of period                                     $2,414                 $6,196               $3,289
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

OTS regulations presently require Foundation to maintain an average daily balance of liquid assets, which may include, but are not limited to, investments in U. S. Treasury and federal agency obligations and other investments in an amount equal to 4% of the sum of Foundation's average daily balance of net withdrawable deposit accounts and borrowings payable in one year or less. The liquidity requirement, which may be changed from time to time by the OTS to reflect changing economic conditions, is intended to provide a source of relatively liquid funds upon which Foundation may rely if necessary to fund deposit withdrawals or other short-term funding needs. At June 30, 1999, Foundation's liquid assets totaled approximately $4.9 million, which exceeded the OTS minimum requirements by $3.9 million. At such date, Foundation had commitments to originate loans and loans in process totaling $1.0 million. Foundation considers its liquidity and capital reserves sufficient to meet its outstanding short-term and long-term needs.

                                  OTHER MATTERS

--------------------------------------------------------------------------------

As with most providers of financial services, Foundation's operations are heavily dependent on information technology systems. The Company's primary data processing applications are handled by a third-party service bureau which has transferred to a fully year 2000-compliant processing system and has completed extensive testing. To operate on this new system, the Company had to replace its old personal computers ("PCs") and purchased a new year-2000 compliant computer network consisting of a server and PCs. New year-2000 compliant software for internal systems has been purchased, installed and tested and is fully operational. The total cost of the hardware and software upgrade was approximately $30,000.

Foundation has developed and adopted a contingency plan to operate on January 3, 2000 should systems fail. Since the company has one office and the majority of the deposit accounts are term deposits, it will be possible to operate for a period of ninety days utilizing manual posting procedures. It is the Company's intention to open for business on January 3, 2000, barring civil unrest or danger to the staff.

The Company has not identified any other material specific expenses that are reasonably likely to be incurred by Foundation in connection with this issue. No assurance can be given, however, that significant expense will not be incurred in future periods. In the event that Foundation is ultimately required to purchase additional replacement computer systems, programs and equipment, or incur substantial expense to make Foundation's current systems, programs and equipment year 2000 compliant, the Company's net earnings and financial condition could be adversely affected. While Foundation has taken the necessary steps to ensure that its computer-dependent operations are year 2000 compliant, no assurance can be given that some year 2000 problems will not occur.

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

                         CLARK, SCHAEFER, HACKETT & CO.
                          CERTIFIED PUBLIC ACCOUNTANTS
                              BUSINESS CONSULTANTS

                          INDEPENDENT AUDITORS' REPORT



The Board of Directors
Foundation Bancorp, Inc.:


We have audited the consolidated statements of financial condition of Foundation Bancorp, Inc. and its subsidiary as of June 30, 1999 and 1998, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended June 30, 1999. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Foundation Bancorp, Inc. and its Subsidiary as of June 30, 1999 and 1998, and the results of its operations and its cash flows for each of the three years in the period ended June 30, 1999, in conformity with generally accepted accounting principles.


/s/ Clark, Schaefer, Hackett & Co.


Cincinnati, Ohio
August 23, 1999

                            FOUNDATION BANCORP, INC.

                 Consolidated Statements of Financial Condition

                             June 30, 1999 and 1998

                                                Assets
                                                ------

                                                                                      June 30,
                                                                           ----------------------------
                                                                              1999               1998
                                                                              ----               ----

Cash                                                                       $     79,041          83,517
Interest-bearing deposits in other financial institutions                     2,335,212       6,112,853
                                                                           ------------    ------------
                                                                              2,414,253       6,196,370

Certificates of deposit                                                       1,206,398         300,000
Investment securities - at amortized cost (fair value of $3,701,563 and
      $2,943,614 at June 30, 1999 and 1998, respectively)                     3,753,920       2,947,033
Mortgage-backed securities - at amortized cost (fair value of $4,920,386
      and $3,905,172 at June 30, 1999 and 1998, respectively)                 5,017,882       3,966,396
Loans receivable, net                                                        20,468,039      21,370,702
Loans held for sale                                                                --           474,850
Accrued interest receivable:
      Loans                                                                      96,078          98,084
      Investments and interest-bearing deposits                                  21,866          37,406
      Mortgage-backed securities                                                 33,591          29,644
Real estate owned                                                                  --            54,231
Federal Home Loan Bank stock - at cost                                          343,800         320,800
Property and equipment, net                                                     299,787         285,391
Prepaid expenses and other assets                                               105,966         108,699
                                                                           ------------    ------------

             Total assets                                                  $ 33,761,580      36,189,606
                                                                           ============    ============

                                   Liabilities and Stockholders' Equity
                                   ------------------------------------

Deposits                                                                   $ 25,754,436      28,022,914
Advances from Federal Home Loan Bank                                            601,530         680,037
Advances by borrowers for taxes, insurance and other                             59,551          61,033
Accrued expenses                                                                183,241         145,057
Accrued federal income tax                                                       16,378          69,533
Deferred federal income tax                                                      74,300          71,400
                                                                           ------------    ------------
             Total liabilities                                               26,689,436      29,049,974

Common stock, no par value; 2,000,000 shares authorized; 462,875 shares
      issued and outstanding as of June 30, 1999 and 1998                          --              --
Additional paid in capital                                                    4,394,429       4,375,394
Retained earnings, substantially restricted                                   3,004,988       3,020,911
Shares acquired for restricted stock plan                                      (123,500)           --
Less unallocated ESOP shares                                                   (203,773)       (256,673)
                                                                           ------------    ------------
      Total stockholders' equity                                              7,072,144       7,139,632
                                                                           ------------    ------------

             Total liabilities and stockholders' equity                    $ 33,761,580      36,189,606
                                                                           ============    ============

See accompanying notes to financial statements.

                            FOUNDATION BANCORP, INC.

                        Consolidated Statements of Income

                         Three Years Ended June 30, 1999

                                                                                         June 30,
                                                                           ------------------------------------
                                                                              1999         1998         1997
                                                                           ----------   ----------   ----------
Interest income:
      Loans                                                                $1,639,558    2,049,037    2,013,915
      Mortgage-backed securities                                              301,244      241,195      269,075
      Investment securities                                                   136,115       89,255       77,192
      Interest-bearing deposits                                               325,031      318,907      197,721
                                                                           ----------   ----------   ----------

              Total interest income                                         2,401,948    2,698,394    2,557,903
                                                                           ----------   ----------   ----------

Interest expense:
      Deposits                                                              1,418,388    1,601,380    1,486,534
      Borrowings                                                               35,693       39,834       43,756
                                                                           ----------   ----------   ----------

              Total interest expense                                        1,454,081    1,641,214    1,530,290
                                                                           ----------   ----------   ----------

Net interest income                                                           947,867    1,057,180    1,027,613
Provision for loan losses                                                      12,000       12,000       15,000
                                                                           ----------   ----------   ----------

              Net interest income after provision for loan losses             935,867    1,045,180    1,012,613
                                                                           ----------   ----------   ----------

Other income:
      Gain on sale of loans                                                    63,205       57,512        5,121
      Net investment property income                                           51,626       53,639       53,935
      Other operating income                                                   11,305        4,696        4,232
                                                                           ----------   ----------   ----------

              Total other income                                              126,136      115,847       63,288
                                                                           ----------   ----------   ----------

General, administrative and other expense:
      Employee compensation and benefits                                      445,502      452,083      451,558
      Occupancy and equipment                                                  80,950       78,539       80,868
      Deposit insurance                                                        16,506       17,541      204,792
      Franchise tax                                                            77,626       59,032       36,745
      Computer processing costs                                                36,428       33,618       32,956
      Other operating expense                                                 135,864      151,001      111,969
                                                                           ----------   ----------   ----------

              Total general, administrative and other operating expenses      792,876      791,814      918,888
                                                                           ----------   ----------   ----------

              Income before income taxes                                      269,127      369,213      157,013
                                                                           ----------   ----------   ----------

Federal income taxes (credits):
      Current                                                                  97,000      119,600       51,957
      Deferred                                                                  2,900       17,500       (6,900)
                                                                           ----------   ----------   ----------

                                                                               99,900      137,100       45,057
                                                                           ----------   ----------   ----------

              Net income                                                   $  169,227      232,113      111,956
                                                                           ==========   ==========   ==========

Basic and diluted earnings per share                                       $     0.38         0.53         0.49
                                                                           ==========   ==========   ==========

See accompanying notes to financial statements.

                            FOUNDATION BANCORP, INC.

                 Consolidated Statements of Stockholders' Equity

                         Three Years Ended June 30, 1999

                                                    Additional                Restricted    Unallocated
                                          Common     Paid-In       Retained     Stock          ESOP
                                          Stock      Capital       Earnings      Plan          Shares        Total
                                          -----      -------       --------      ----          ------        -----
Balance at June 30, 1996               $     --           --      2,792,560          --            --       2,792,560

      Reorganization to a stock
          company with the
          issuance of common
          stock                              --      4,341,126         --            --        (370,300)    3,970,826

      ESOP shares to be
          allocated at average
          market price                       --           --           --            --          58,519        58,519

      Net income for the
          year ended
          June 30, 1997                      --           --        111,956          --            --         111,956
                                       ----------   ----------   ----------    ----------    ----------    ----------

Balance at June 30, 1997                     --      4,341,126    2,904,516          --        (311,781)    6,933,861

      ESOP shares to be
          allocated at average
          market price                       --         34,268         --            --          55,108        89,376

      Dividends paid                         --           --       (115,718)         --            --        (115,718)

      Net income for the
          year ended
          June 30, 1998                      --           --        232,113          --            --         232,113
                                       ----------   ----------   ----------    ----------    ----------    ----------

Balance at June 30, 1998                     --      4,375,394    3,020,911          --        (256,673)    7,139,632

      ESOP shares to be
          allocated at average
          market price                       --         19,035         --            --          52,900        71,935

      Dividends paid                         --           --       (185,150)         --            --        (185,150)

      Shares acquired for restricted
          stock plan                         --           --           --        (123,500)         --        (123,500)

      Net income for the
          year ended
          June 30, 1999                      --           --        169,227          --            --         169,227
                                       ----------   ----------   ----------    ----------    ----------    ----------

Balance at June 30, 1999               $     --      4,394,429    3,004,988      (123,500)     (203,773)    7,072,144
                                       ==========   ==========   ==========    ==========    ==========    ==========

See accompanying notes to financial statements.

                            FOUNDATION BANCORP, INC.

                      Consolidated Statements of Cash Flows

                                                                  Years Ended June 30,
                                                      --------------------------------------------
                                                          1999            1998            1997
                                                      ------------    ------------    ------------
Cash flows from operating activities:
      Interest received                               $  2,397,761       2,665,353       2,548,220
      Interest paid                                     (1,455,203)     (1,642,190)     (1,530,345)
      Cash paid to suppliers and employees                (648,355)       (756,657)       (857,817)
      Fees and commissions received                          3,829           4,696           4,232
      Income taxes paid                                   (187,357)        (76,521)        (22,981)
      Rental income received                                73,200          73,200          73,200
                                                      ------------    ------------    ------------

             Net cash provided by operating
                 activities                                183,875         267,881         214,509
                                                      ------------    ------------    ------------

Cash flows from investing activities:
      Purchase of mortgage-backed securities            (1,951,453)       (454,477)       (236,237)
      Repayments of mortgage-backed securities             885,347         758,290         573,592
      Purchase of certificates of deposit                 (906,398)       (300,000)           --
      Purchase of investment securities                 (4,459,514)     (2,801,193)       (446,153)
      Maturities of investment securities                3,650,000         800,000         400,000
      Loan disbursements                               (11,849,619)    (11,418,611)     (7,503,939)
      Loan principal repayments                          6,736,060       8,285,610       3,748,061
      Proceeds from sale of loans                        6,554,310       7,228,530       1,081,556
      Proceeds from sale of other real estate owned         61,707            --              --
      Purchase of property and equipment                   (30,797)           --            (3,227)
                                                      ------------    ------------    ------------

             Net cash provided by (used in)
                 investing activities                   (1,310,357)      2,098,149      (2,386,347)
                                                      ------------    ------------    ------------

Cash flows from financing activities:
      Net increase (decrease) in deposits               (2,268,478)        731,149         340,981
      Repayment of Federal Home Loan Bank
          advances                                         (78,507)        (74,366)        (70,444)
      Purchase of shares acquired for
          restricted stock plan                           (123,500)
      Proceeds from conversion to stock
          company                                             --              --         4,018,087
      Dividends paid                                      (185,150)       (115,718)           --
                                                      ------------    ------------    ------------

             Net cash provided by (used in)
                 financing activities                   (2,655,635)        541,065       4,288,624
                                                      ------------    ------------    ------------

Net increase (decrease) in cash and
      cash equivalents                                  (3,782,117)      2,907,095       2,116,786

Cash and cash equivalents at beginning
      of period                                          6,196,370       3,289,275       1,172,489
                                                      ------------    ------------    ------------

Cash and cash equivalents at end of period            $  2,414,253       6,196,370       3,289,275
                                                      ============    ============    ============

See accompanying notes to financial statements.

                            FOUNDATION BANCORP, INC.

                      Consolidated Statement of Cash Flows

                         Three Years Ended June 30, 1999

                    Reconciliation of Net Income to Net Cash
                        Provided By Operating Activities
                        --------------------------------

                                                                         1999         1998         1997
                                                                         ----         ----         ----

Net income                                                            $ 169,227      232,113      111,956
      Adjustments to reconcile net income to net cash
          provided by operating activities:
             Gain on sale of loans                                      (63,205)     (57,512)      (5,121)
             Gain on sale of other real estate owned                     (7,476)        --           --
             Depreciation                                                16,401       13,545       17,574
             Amortization of premiums and discounts
                 on investments and mortgage-backed securities           17,247       18,027       14,918
             Federal Home Loan Bank stock dividends                     (23,000)     (22,000)     (20,000)
             Provision for loan losses                                   12,000       12,000       15,000
             Amortization of deferred loan fees                         (12,033)     (10,302)      (8,393)
             Deferred federal income tax                                  2,900       17,500       (6,900)
             ESOP expense                                                71,935       89,376       58,519
             Effects of change in operating assets and liabilities:
                     Accrued interest receivable                         13,599      (18,761)       3,792
                     Refundable federal income tax                         --           --          2,522
                     Prepaid expenses and other assets                    2,733      (44,221)        (701)
                     Advances by borrowers for taxes,
                        insurance and other                              (1,482)      (4,238)      (4,908)
                     Accrued expenses                                    38,184         (725)       9,797
                     Accrued federal income tax                         (53,155)      43,079       26,454
                                                                      ---------    ---------    ---------

                     Net cash provided by operating
                        activities                                    $ 183,875      267,881      214,509
                                                                      =========    =========    =========

Supplemental disclosure of non-cash investing activities
--------------------------------------------------------

The Company acquired real estate in settlement of a loan receivable of $54,231 during the year ended June 30, 1998.



See accompanying notes to financial statements.

                            FOUNDATION BANCORP, INC.

                          Notes to Financial Statements

                 Three Years Ended June 30, 1999, 1998 and 1997

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

           Nature of operations and principles of consolidation
           ----------------------------------------------------

           Foundation Bancorp, Inc. (the Company) is a holding company formed in 1996 in conjunction with the conversion of Foundation Savings Bank from a mutual savings bank to a stock savings bank in September 1996. The conversion culminated in the Corporation's issuance of 462,875 shares. The Company's financial statements include the accounts of its wholly owned subsidiary, Foundation Savings Bank (the Savings
           Bank). All significant intercompany transactions have been eliminated.

           The Savings Bank is a state-chartered savings and loan association and a member of the Federal Home Loan Bank System and subject to regulation by the Office of Thrift Supervision (OTS), an office of the U. S. Department of the Treasury. As a member of this system, the Savings Bank maintains a required investment in capital stock of the Federal Home Loan Bank of Cincinnati. The Savings Bank provides loans to customers and receives deposits from customers primarily in the metropolitan Cincinnati area.

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

           Investment and mortgage-backed securities
           -----------------------------------------

           Investments and mortgage-backed securities are classified upon acquisition into one of three categories; held to maturity, trading, and available for sale. Debt securities that the Savings Bank has the positive intent and ability to hold to maturity are classified as held to maturity securities and reported at amortized cost. Presently, the Savings Bank classified all investments and mortgage backed securities as held to maturity.

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

           For impairment recognized in accordance with SFAS No. 114, as amended, the entire change in present value of expected cash flows is reported as bad debt expense in the same manner in which impairment initially was recognized or as a reduction in the amount of bad debt expense that otherwise would be reported. Interest on impaired loans is reported on the cash basis. Impaired loans are loans that are considered to be permanently impaired in relation to principal or interest based on the original contract. Impaired loans would be charged off in the same manner as all loans subject to charge off. The Savings Bank considers its investment in one to four family and multi-family residential loans, non-residential loans and consumer loans to be homogeneous and therefore excluded from separate identification for evaluation of impairment. The Savings Bank's policy is that collateral dependent loans, which are more than ninety days delinquent, are considered to constitute more than a minimum delay in repayment and are evaluated for impairment under SFAS No. 114 at that time. For the years ended June 30, 1999 and 1998, the Savings Bank had no loans that were impaired as described in the pronouncement and therefore no interest income was recognized or received on impaired loans.

           Real estate acquired through foreclosure
           ----------------------------------------

           Real estate acquired through foreclosure results when property collateralizing a loan is foreclosed upon or otherwise acquired by the Savings Bank in satisfaction of the loan. Real estate acquired in settlement of loans is recorded at the lower of the recorded investment in the loan satisfied or the fair value of the assets received at the time of acquisition less estimated costs to sell at the date of foreclosure. The fair value of the assets received is based upon a current appraisal adjusted for estimated carrying and selling costs. Valuations are periodically performed by management, and an allowance for losses is established by a charge to operations if the carrying value of a property exceeds its estimated net realizable value. The Savings Bank acquired real estate through foreclosure at June 30, 1998 for $54,231. The real estate acquired through foreclosure was sold in 1999.

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

           Recent accounting pronouncements
           --------------------------------

           In June 1997, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 130, "Reporting Comprehensive Income." SFAS No. 130 establishes standards for reporting and display of comprehensive income and its components (revenues, expenses, gains and losses) in a full set of general purpose financial statements. SFAS No. 130 requires that all items that are required to be recognized under accounting standards as components of comprehensive income be reported in a financial statement that is displayed with the same prominence as other financial statements. It does not require a specific format for that financial statement but requires that an enterprise display an amount representing total comprehensive income for the period in that financial statement.

           SFAS No. 130 requires that an enterprise (1) classify items of other comprehensive income by their nature in a financial statement and (2) display the accumulated balance of other comprehensive income separately from retained earnings and additional paid-in capital in the equity section of a statement of financial position. SFAS No. 130 is effective for fiscal years beginning after December 15, 1997. Reclassification of financial statements for earlier periods provided for comparative purpose is required. The Company has no items of comprehensive income, therefore SFAS No. 130 does not presently affect the Company.

           SFAS No. 133 "Accounting for Derivative Instruments and Hedging Activities" was issued by the FASB which established standards for derivative instruments, including derivative instruments imbedded in other contracts, and for hedging activities. It requires that an entity recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. SFAS No. 133, as amended by SFAS No. 137, is effective for all fiscal quarters beginning after June 15, 2000. Management does not believe that the adoption of this standard will impact the Company because at the current time the Company does not hold any instruments covered by this standard.

           Earnings per share
           ------------------

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

2.     Investment Securities:
       ----------------------

       The amortized cost, gross unrealized gains, gross unrealized losses and fair values of investment securities are as follows:

                                                                              June 30, 1999
                                                  ------------------------------------------------------------------
                                                                         Gross             Gross
                                                    Amortized       Unrealized         Unrealized          Fair
                                                      Cost             Gains              Losses           Value
                                                   -----------     ------------        -----------    -------------
       Obligations of U.S.
           Government agencies                    $  3,753,920               -             52,357         3,701,563
                                                     =========      ============          =======         =========

                                                                              June 30, 1998
                                                  -----------------------------------------------------------------
                                                                       Gross             Gross
                                                    Amortized       Unrealized        Unrealized          Fair
                                                      Cost             Gains            Losses            Value
                                                  -----------        ---------        ----------        --------
       Obligations of U.S.
           Government agencies                    $  2,947,033             3,450            6,869         2,943,614
                                                     =========             =====            =====         =========

       The amortized cost and fair value of investment securities at June 30, 1999 and 1998 by contractual maturity are shown below. Actual maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

                                                                              June 30, 1999
                                                                -------------------------------------
                                                                   Amortized                   Fair
                                                                     Cost                      Value
                                                                     ----                      -----

       Due or callable in one year or less                      $ 3,453,920                 3,401,563
       Due or callable in three years                               300,000                   300,000
                                                                 ----------                ----------
                                                                $ 3,753,920                 3,701,563
                                                                  =========                 =========

       Included in investments at June 30, 1999, are $500,000 of callable notes with a final maturity in 2003, $2,950,000 of callable notes with a final maturity between of 2004 and 2009 and $300,000 of callable notes with final maturity of 2014.

                                                                              June 30, 1998
                                                                ----------------------------------------
                                                                   Amortized                    Fair
                                                                     Cost                       Value
                                                                     ----                       -----

       Due or callable in one year or less                      $ 2,947,033                   2,943,614
                                                                  =========                   =========

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

3.     Mortgage-Backed Securities:
       ---------------------------

       The amortized cost, gross unrealized gains, gross unrealized losses and fair value of mortgage-backed securities are as follows:

                                                                                 June 30, 1999
                                                           -----------------------------------------------------------
                                                                                Gross          Gross
                                                             Amortized       Unrealized     Unrealized       Fair
                                                               Cost             Gains         Losses         Value
                                                               ----             -----         ------         -----

       Federal Home Loan Mortgage Corp.                     $ 1,744,966            256         29,602       1,715,620
       Federal National Mortgage Association                  2,132,527            294         45,979       2,086,842
       Government National Mortgage
           Association                                          101,389            815            -           102,204
       Collateralized Mortgage Obligations                    1,039,000            -           23,280       1,015,720
                                                              ---------         ------         ------       ---------

                                                            $ 5,017,882          1,365         98,861       4,920,386
                                                              =========         ======         ======       =========

                                                                                  June 30, 1998
                                                           -----------------------------------------------------------
                                                                                Gross          Gross
                                                             Amortized       Unrealized     Unrealized       Fair
                                                               Cost             Gains         Losses         Value
                                                               ----             -----         ------         -----

       Federal Home Loan Mortgage Corp.                     $ 1,848,860          3,615         31,638       1,820,837
       Federal National Mortgage Association                  1,969,424          6,823         43,978       1,932,269
       Government National Mortgage
           Association                                          148,112          3,954            -           152,066
                                                             ----------         ------         ------       ----------

                                                            $ 3,966,396         14,392         75,616       3,905,172
                                                              =========         ======         ======       =========

       The maturity of the mortgage-backed securities is based on the repayment terms of the underlying mortgages.

4.     Loans Receivable:
       -----------------

       Loans receivable, including loans held for sale, consists of the following:

                                                                                              June 30
                                                                                ------------------------------------
                                                                                      1999                 1998
                                                                                      ----                 ----

       Residential one-to-four family real estate                                  $ 18,013,796          19,278,199
       Multi-family residential real estate                                           1,489,085           1,285,385
       Commercial real estate                                                         1,196,702           1,268,962
       Consumer                                                                         198,467             132,035
       Passbook                                                                          22,019              25,732
                                                                                   ------------         -----------
                                                                                     20,920,069          21,990,313
       Less:
                Loans in process                                                       (307,302)              -
                Allowance for loan losses                                              (150,147)           (138,147)
                Deferred loan (fees) costs                                                5,419             ( 6,614)
                                                                                   ------------         -----------
                                                                                   $ 20,468,039          21,845,552
                                                                                   ============         ===========

       At June 30, 1999 and 1998, adjustable rate loans approximated $6,001,000 and $7,207,000.

       Activity in the allowance for loan losses was as follows:

                                                                               Year Ended June 30,
                                                                  --------------------------------------------
                                                                     1999             1998              1997
                                                                     ----             ----              ----

       Beginning balance                                          $ 138,147           126,147          111,147
       Provision for loan losses                                     12,000            12,000           15,000
       Write-offs net of recoveries                                     -                  -                -
                                                                  ---------          --------         --------

       Ending balance                                             $ 150,147           138,147          126,147
                                                                    =======           =======          =======

       Gross proceeds on sales of loans were $6,554,310, $7,228,530 and $1,081,556 for the years ended June 30, 1999, 1998 and 1997, respectively. Net realized gains on sales of loans were $63,205, $57,512 and $5,121 for the years ended June 30, 1999, 1998 and 1997. Loans serviced for others as of June 30, 1999, 1998 and 1997, were $-0-, $-0-, and $249,270, respectively.

       At June 30, 1999 and 1998, the Company had no non-accrual loans.

       The Company had no loans to officers, directors and employees at June 30, 1999 and 1998. An analysis of loan activity to such persons for the fiscal year ended June 30, 1999 and 1998, is as follows:

                                                                                       June 30
                                                                                -------------------
                                                                                  1999       1998
                                                                                  ----       ----

       Outstanding balance, beginning                                           $   --        5,038
       New loans issued                                                             --         --
       Repayments                                                                   --        5,038
                                                                                --------   --------

       Outstanding balance, ending                                              $   --         --
                                                                                ========   ========

5.     Property and Equipment:
       -----------------------

       Property and equipment are summarized as follows:

                                                                                  1999       1998
                                                                                  ----       ----

       Real estate owned - investment property                                  $251,847    251,847
       Furniture and equipment                                                   172,184    141,387
       Leasehold improvements                                                     34,246     34,246
                                                                                --------   --------
                                                                                 458,277    427,480
       Less accumulated depreciation                                             158,490    142,089
                                                                                --------   --------
                                                                                $299,787    285,391
                                                                                ========   ========

       The Company leases its office facility under a ten-year non-cancelable lease, which expires in March 2001 with additional renewal options. Rent expense for each of the years ended June 30, 1999, 1998 and 1997, was $53,356.

       Minimum commitments under the term of the lease are as follows:

                               Year Ended June 30,
                               -------------------
                                      2000                                $   51,628
                                      2001                                    38,722
                                                                            --------

                                                                          $   90,350
                                                                            ========

6.     Investment Property:
       --------------------

       The Savings Bank acquired real estate at the southeast corner of Eighth and Vine Streets in 1980. The Savings Bank has a lease agreement on the property as a parking lot under a three-year lease beginning July 1, 1997. The lease payments are $6,100 per month. Rent income for the years ended June 30, 1999, 1998 and 1997, was $73,200, $73,200 and $73,200,
       respectively.

7.     Deposits:
       ---------

       Deposits consist of the following:

                                                                            June 30,
                                                ----------------------------------------------------------------
                                                             1999                              1998
                                                -----------------------------     ------------------------------
                                                 Weighted                           Weighted
                                                  Average                            Average
                                                   Rate             Amount            Rate             Amount
                                                   ----             ------            ----             ------

       Passbook                                    2.54%       $     706,509          2.56%       $      713,897
       NOW and money market accounts               2.30            1,290,500          2.28             1,464,449
                                                                 -----------                         -----------

                                                   2.38            1,997,009          2.37             2,178,346
                                                                 -----------                         -----------

       Certificates of deposit:
           3 months                                4.41              151,565          4.65               167,294
           6 months                                4.64            1,121,367          5.24             1,046,989
           12 months                               5.05            9,974,359          5.76             9,945,849
           18 months                               2.45               21,023          2.45                34,470
           2 years                                 5.64            8,043,601          6.13            11,090,406
           3 years                                 5.84            1,679,207          6.10             1,392,242
           4 years                                 5.78              291,498          5.86               203,170
           5 years                                 5.99            2,474,807          6.00             1,964,148
                                                                 -----------                         -----------

                                                   5.38           23,757,427          5.92            25,844,568
                                                                  ----------                          ----------

                                                   5.15%        $ 25,754,436          5.64%         $ 28,022,914
                                                                  ==========                          ==========

       Maturities of outstanding certificates of deposit are summarized as follows:

                                                                                     June 30,
                                                                            ----------------------------
                                                                              1999               1998
                                                                              ----               ----
                                                                                 (In Thousands)

                  One year or less                                          $ 16,164              18,978
                  1 - 2 years                                                  4,723               4,718
                  2 - 3 years                                                  1,482                 786
                  Over 3 years                                                 1,388               1,363
                                                                             -------             -------

                                                                            $ 23,757              25,845
                                                                             =======              ======

       Interest expense on deposits is summarized as follows:

                                                                               Year Ended June 30,
                                                                 ---------------------------------------------
                                                                     1999             1998              1997
                                                                     ----             ----              ----

       Passbook                                                  $    16,163            18,300           26,805
       NOW and money market account                                   36,931            43,819           48,140
       Certificates of deposit                                     1,365,294         1,539,261        1,411,589
                                                                   ---------         ---------        ---------

                                                                 $ 1,418,388         1,601,380        1,486,534
                                                                   =========         =========        =========

       The aggregate amount of certificates of deposits in denominations of $100,000 or more was $3,100,010 and $2,752,562 at June 30, 1999 and 1998,
       respectively. Deposit accounts exceeding $100,000 are not federally insured.

8.     Advances from Federal Home Loan Bank:
       -------------------------------------

       The Savings Bank borrowed $1,000,000 in 1994 from the Federal Home Loan Bank under a mortgage matched advance program. Interest is charged on the advance at a weighted average rate of 5.50% and is due in 120 to 180 monthly installments of $9,517 including interest.

       Future maturities on the advance are as follows:

                               Year Ended June 30,
                               -------------------
                                      2000                                $   82,877
                                      2001                                    87,494
                                      2002                                    92,368
                                      2003                                    97,512
                                      2004                                    53,809
                               2005 and subsequent                           187,470
                                                                             -------

                                                                           $ 601,530
                                                                             =======

       The advances are collateralized by a blanket agreement on residential mortgage loans held by the Savings Bank. The Savings Bank has also pledged its Federal Home Loan Bank stock and mortgage notes with unpaid principal balances of approximately $902,000 for future advances.

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

       The estimated fair values of the Company's financial instruments were as follows at:

                                                                                   June 30, 1999
                                                                         ---------------------------------
                                                                            Carrying              Fair
                                                                             Amount               Value
                                                                             ------               -----

       Financial assets:
              Cash and due from banks, interest bearing
                  deposits with banks and federal funds sold             $   3,620,651           3,620,651

              Investment securities                                          3,753,920           3,701,563
              Mortgage-backed securities                                     5,017,882           4,920,386
              Loans receivable                                              20,468,039          20,431,000
              Accrued interest receivable                                      151,535             151,535

       Financial liabilities:
              Deposit liabilities                                           25,754,436          25,722,000
              Federal Home Loan Bank advance                                   601,530             581,000

       Off balance sheet items                                                     -                   -

                                                                                   June 30,1998
                                                                         ---------------------------------
                                                                            Carrying             Fair
                                                                             Amount              Value
                                                                             ------              -----

       Financial assets:
              Cash and due from banks, interest bearing
                  deposits with banks and federal funds sold             $   6,496,370           6,496,370

              Investment securities                                          2,947,033           2,943,614
              Mortgage-backed securities                                     3,966,396           3,905,172
              Loans receivable                                              21,845,552          22,217,000
              Accrued interest receivable                                      165,134             165,134

       Financial liabilities:
              Deposit liabilities                                           28,022,914          28,148,000
              Federal Home Loan Bank advances                                  680,037             668,000

       Off balance sheet items                                                     -                   -

10.    Capital Requirements:
       ---------------------

       In connection with the insurance of savings deposits by SAIF, the Savings Bank is subject to minimum regulatory capital requirements promulgated by the Office of Thrift Supervision (OTS).

       In general, the capital standards established for savings institutions must be no less stringent than capital standards applicable to national banks set by the Office of the Comptroller of the Currency. At June 30, 1999, the core capital requirement provides for minimum core capital equal to 4.0% of adjusted total assets. The risk-based capital requirement at June 30, 1999 provides for the maintenance of core capital plus general loss allowances equal to 8.0% of risk-weighted assets. In computing risk-weighted assets, the Savings Bank multiplies the value of each asset on its statement of financial condition by a defined risk-weighing factor, e.g., one-to-four family residential loans carry a risk-weighted factor of 50%.

       The Savings Bank's regulatory capital exceeds all minimum capital requirements as shown in the following table:

                                                                            June 30, 1999
                                                        -----------------------------------------------------
                                                                          Regulatory Capital
                                                                                          Risk-
                                                           Core                           based
                                                          Capital           %            Capital          %
                                                          -------           -            -------          -
                                                                             (in Thousands)
                                                                               (Unaudited)
       Capital under generally accepted
           accounting principles                         $ 5,784                          5,784
       General valuation allowances                         -                               141
                                                          ------                         ------
       Regulatory capital computed                         5,784          17.1            5,925         39.9

       Minimum capital requirements                        1,350           4.0            1,186          8.0
                                                          ------        ------           ------       ------

       Regulatory capital-excess                         $ 4,434          13.1            4,739         31.9
                                                           =====        ======           ======       ======

       Capital ratios for June 30, 1998 are shown in the following table.

                                                                        June 30, 1998
                                                   ---------------------------------------------------------
                                                                     Regulatory Capital
                                                                                        Risk
                                                      Core                              Based
                                                     Capital         %                 Capital       %
                                                     -------         -                 -------       -
                                                                         (in Thousands)
                                                                          (Unaudited)
       Capital under generally accepted
           accounting principles                      $ 5,754                            5,754
       General valuation allowances                       -                                138
                                                       ------                           ------
       Regulatory capital computed                      5,754       15.9                 5,892         37.8

       Minimum capital requirements                     1,447        4.0                 1,247          8.0
                                                       ------      -----                ------        -----

       Regulatory capital-excess                      $ 4,307       11.9                 4,645         29.8
                                                       ======      =====                ======        =====


11.    Commitments:
       ------------

       At June 30, 1999, the Savings Bank had commitments to originate loans totaling $825,000. The entire amount was for fixed rate loans. No portion of these loans was disbursed prior to June 30, 1999, and the financial statements do not reflect any liability for such commitments. Management anticipates that all originations will be funded from existing liquidity and normal monthly cash flows. Loan commitments as of June 30, 1998 were $711,300.

12.    Retirement Plans:
       -----------------

       Employee Stock Ownership Plan
       -----------------------------

       Concurrent with the Savings Bank's conversion from the mutual to stock form of organization, in September 1996, the Company established an ESOP which provides retirement benefits for substantially all employees who have completed one year of service and have attained age 21. The ESOP initially acquired 37,030 common shares in the conversion offering. The funds used by the ESOP to purchase the stock were provided by a loan from the Company which will be repaid by contributions to the ESOP by the Company in the future. Management intends to allocate these shares to eligible employees' accounts over the next five to seven years. Expense for shares committed to be allocated during 1999, 1998 and 1997 was $71,935, $89,376 and $58,519, respectively. Remaining unearned shares at June 30, 1999 and 1998 was 19,660 and 25,453.

       1997 Recognition and Retention Plan
       -----------------------------------

       During 1997, the shareholders approved the 1997 Recognition and Retention Plan. Under provisions of the Plan, 18,515 shares of common stock can be reserved for awards. The Company awarded the maximum number of shares in January 1999. A recipient earns plan share awards over a ten year period commencing July 1, 1999.

       1997 Stock Option and Incentive Plan
       ------------------------------------

       The shareholders approved the 1997 Stock Option and Incentive Plan in 1997. The Plan allows for 46,288 shares to be reserved for incentive and non-incentive stock options. Grantees are awarded 10 year options to acquire shares at the market price on the date the option is granted. The Company granted 46,288 options on January 25, 1999 at an option price of $12.50. As of June 30, 1999 all options remain outstanding and no options have been exercised or forfeited.

       The Company applies Accounting Principles Board Opinion 25, "Accounting for Stock Issued to Employees", and related Interpretations in accounting for its option plan. Accordingly, no compensation cost has been recognized. Had compensation cost for the Company's stock-based compensation plan been determined based on the fair market value at the grant date for awards under the plan consistent with the method of SFAS No. 123 "Accounting for Stock-Based Compensation", the effect on net income and earning per share would have been reduced to pro-forma amounts indicated below:

                                                                      June 30, 1999
                                                                      -------------
                  Net income:
                      As reported                                     $ 169,227
                      Additional compensation expense                    89,512
                      Pro forma                                          79,715

                 Basic earning per share:
                      As reported                                      $     .38
                      Pro forma                                              .18

       The estimated fair value of options granted was calculated by the Black-Scholes method. Assumptions used in the calculation are as follows:

                 Risk-free interest rate    U.S. Treasury Strips rate on the date of grant
                                              which was 4.91%

                 Expected life              Life of the options which is ten years

                 Expected volatility        0.17% based on the 33 month history of prices

                 Expected dividends         $.40 per share

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

       Appropriated and unappropriated retained income at June 30, 1999 included earnings of approximately $653,000, representing such pre-1988 bad debt deductions for which no provision for federal income taxes has been made. If the amounts that qualify as deductions for federal income tax purposes are later used for purposes other than bad debt losses, including distributions in liquidation, such distributions will be subject to federal income taxes at the then current corporate income tax rate. Management does not contemplate any action which would cause such pre-1988 cumulative bad debt deduction to be subject to federal income taxes, although it is possible that changes in legislation could, at a future date require recapture of all or part of this bad debt deduction.

       An analysis of income tax expense, setting forth the reasons for the variations from the statutory rate is as follows:

                                                                                 Year Ended June 30
                                                                -----------------------------------------------
                                                                      1999              1998            1997
                                                                      ----              ----            ----
       Federal income taxes at the statutory
           rate of 34%                                             $  91,503           125,532           53,385
       Employee stock ownership plan                                   8,397            11,568              -
       Other, primarily surtax exemptions                                -                  -           ( 8,328)
                                                                ------------      ------------          -------
       Federal income taxes per consolidated
           financial statements                                    $  99,900           137,100           45,057
                                                                     =======           =======           ======

       Effective tax rate                                               37.1%             37.2%            28.7%
                                                                     =======           =======           ======

       The tax effect of temporary differences that give rise to significant portions of deferred tax assets and deferred tax liabilities are as follows:

                                                                                     June 30
                                                              -------------------------------------------------
                                                                      1999             1998              1997
                                                                      ----             ----              ----

       Deferred tax assets arising from:
           Allowance for loan losses                             $    40,000            35,900           31,800
           Deferred loan fees and costs                                3,700             5,300            8,000
           Basis of investments                                        2,000             2,000            2,000
                                                                     -------           -------       ----------
                    Total deferred tax assets                         45,700            43,200           41,800
                                                                      ------            ------        ---------

       Deferred tax liabilities arising from:
           Accrual to cash conversion                                 34,500            38,800           23,700
           Depreciation                                               15,200            13,300           17,000
           FHLB stock                                                 70,300            62,500           55,000
                                                                     -------            ------        ---------
                    Total deferred tax liabilities                  (120,000)         (114,600)         (95,700)
                                                                    ---------          -------           ------

       Net deferred tax liability                                $    74,300            71,400           53,900
                                                                    ========            ======        =========

       The Savings Bank has not recorded a valuation allowance, as the deferred tax assets are presently considered to be realizable based on the level of anticipated future taxable income. Net deferred tax liabilities and federal income tax expense in future years can be significantly affected by changes in enacted tax rates.

       The components of deferred income tax expense (credit) are as follows:

                                                                                Year Ended June 30
                                                                  -----------------------------------------------
                                                                      1999              1998             1997
                                                                      ----              ----             ----

       Loan origination fees                                       $   1,700             2,600            3,100
       FHLB stock dividend                                             7,800             7,500            6,800
       Depreciation                                                    1,900            (3,700)          (3,300)
       Accrual to cash conversion                                     (4,400)           15,200           (8,300)
       Bad debt reserves and other                                    (4,100)           (4,100)          (5,200)
                                                                     --------           ------          -------

                                                                    $  2,900            17,500           (6,900)
                                                                      ======            ======          ========

14.    SAIF Special Assessment:
       ------------------------

       The deposits of the Savings Bank are presently insured by the SAIF, which together with the Bank Insurance Fund (BIF), are the two insurance funds administered by the FDIC. On November 8, 1995, the FDIC revised the premium schedule for BIF-insured banks to provide a range of .00% to .31% of deposits (as compared to the then current range of .23% to .31% of deposits for SAIF-insured institutions) due to the BIF achieving its statutory reserve ratio. As a result, BIF members generally would pay substantially lower premiums than SAIF members. It was previously anticipated that the SAIF would not be adequately recapitalized until 2002, absent a substantial increase in premium rates or the imposition of special assessments or other significant developments.

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

15.    Conversion and Liquidation Account:
       -----------------------------------

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

       The Savings Bank may not declare or pay a cash dividend or repurchase any of its capital stock if the effect thereof would cause the regulatory capital of the Savings Bank to be reduced below either the amount required for the liquidation account or the regulatory capital requirements imposed by the FDIC.

16.      Summarized Financial Information of the Parent Company:
         -------------------------------------------------------

                            FOUNDATION BANCORP, INC.
                        Statements of Financial Condition
                        ---------------------------------

                                  June 30, 1999

                                                                                 1999                  1998
                                                                                 ----                  ----
       Assets:
              Cash                                                          $     11,034                11,007
              Certificate of deposit                                              96,297               137,666
              Accrued interest receivable                                              3                    10
              Investment in Foundation Savings Bank                            2,970,826             2,970,826
              Note receivable-Foundation Savings Bank                          1,000,000             1,000,000
              Prepaid expenses                                                       955                 3,591
                                                                             -----------           -----------

                                                                            $  4,079,115             4,123,100
                                                                             ===========           ===========

       Liabilities and stockholders' equity:
              Liabilities:
                  Accrued expenses                                          $     11,020                10,150
                  Accrued federal income taxes                                    16,378                15,100
                  Deferred federal income taxes                                   (3,400)               (2,200)
              Stockholders' equity:
                  Common stock                                                       -                     -
                  Additional paid in capital                                   4,341,126             4,341,126
                  Retained earnings                                               41,264                15,597
                  Less unearned ESOP shares                                     (203,773)             (256,673)
                  Shares acquired for restricted stock plan                     (123,500)                  -
                                                                             -----------           -----------

                                                                               4,055,117             4,100,050
                                                                             -----------           -----------
                                                                            $  4,079,115             4,123,100
                                                                             ===========           ===========

                              Statements of Income
                              --------------------

                                                                             Year Ended             Year Ended
                                                                            June 30, 1999          June 30, 1998
                                                                            -------------          -------------

       Interest income                                                     $      71,562                75,925
       Dividend income                                                           185,000                75,000
       Other income                                                                   29                   -
       Professional fees                                                         (29,586)              (36,284)
       Other expenses                                                             (2,888)               (1,633)
       Income taxes                                                              (13,300)              (12,900)
                                                                             -----------            ----------

                  Net income                                                $    210,817               100,108
                                                                             ===========            ==========

17.    Earnings Per Share
       ------------------

       Earnings per share for the years ended June 30, 1999 and 1998 is calculated as follows. Earning per share for the period ended June 30, 1997 is based on the Company's net income for the nine months ended since the effective date of the Savings Bank's mutual-to-stock conversion.

       Basic and diluted earnings per share:

                                                     Income                  Shares           Per Share
                                                  (Numerator)             (Denominator)         Amount
                                                  -----------             -------------         ------

                  June 30, 1999
                           Basic                      $169,227               440,729            $ .38
                           Diluted                    $169,227               446,155            $ .38

       The only item with a dilutive effect is stock options which were granted in January 1999.

                  June 30, 1998
                           Basic and diluted          $232,113               438,547            $ .53
                  June 30, 1997
                           Basic and diluted          $210,926               432,456            $ .49

18.    Quarterly Financial Information (Unaudited):
       --------------------------------------------

       Summarized quarterly financial information for the year ended June 30, 1999 and 1998 is as follows:

                                             Year Ended June 30, 1999
                                      ---------------------------------------
                                        First    Second     Third     Fourth
                                       Quarter   Quarter   Quarter   Quarter
                                       -------   -------   -------   -------

Interest income                         $633       615       578       576
Interest expense                         393       380       339       342
                                        ----      ----      ----      ----

    Net interest income                  240       235       239       234

Other income                              25        59        27        15
Other expenses                           201       203       202       199
                                        ----      ----      ----      ----
    Income before
        provision for income taxes        64        91        64        50

Provision for income taxes                23        32        23        22
                                        ----      ----      ----      ----

    Net income                          $ 41        59        41        28
                                        ====      ====      ====      ====
Basic and diluted earnings
    per share                           $.09       .14       .09       .06
                                        ====      ====      ====      ====

                                              Year Ended June 30, 1998
                                      ---------------------------------------
                                        First    Second     Third     Fourth
                                       Quarter   Quarter   Quarter   Quarter
                                       -------   -------   -------   -------

Interest income                         $682       691       671       654
Interest expense                         407       414       409       411
                                        ----      ----      ----      ----

    Net interest income                  275       277       262       243

Other income                              18        25        36        36
Other expenses                           185       185       199       234
                                        ----      ----      ----      ----
    Income before
        provision for income taxes       108       117        99        45

Provision for income taxes                37        40        34        26
                                        ----      ----      ----      ----

    Net income                          $ 71        77        65        19
                                        ====      ====      ====      ====
Basic and diluted earnings
        per share                      $0.16      0.17      0.16      0.04
                                       =====      ====      ====      ====

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

IVAN J. SILVERMAN
Investment Consultant and Vice President with Gradison McDonald Investments, a Division of McDonald Invests, Inc., a Key Corp. Company.
Mr. Silverman is a former Mayor of the City of Montgomery.


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

                             CORPORATE LEGAL COUNSEL
                             -----------------------
                       Vorys, Sater, Seymour and Pease LLP
                             Suite 2100, Atrium Two
                             221 East Fourth Street
                           Cincinnati, Ohio 45201-0236

                              INDEPENDENT AUDITORS
                              --------------------
                       Clark, Schaefer, Hackett & Company
                                   Suite 1600
                             105 East Fourth Street
                             Cincinnati, Ohio 45202

                                  MARKET MAKERS
                                  -------------
                        Friedman, Billings, Ramsey & Co.
                          Keefe, Bruyette & Woods, Inc.
                                Monroe Securities
                             Sweney Cartwright & Co.

                                 TRADING SYMBOL
                                 --------------
       Price quotations for the common shares of Foundation Bancorp, Inc., are available on the National Daily Quotation Service
                     "Pink Sheets" under the symbol "FOUN".

A COPY OF THE FORM 10-KSB OF FOUNDATION BANCORP, INC. FOR THE FISCAL YEAR ENDED JUNE 30, 1999, AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION, WILL BE FURNISHED WITHOUT CHARGE TO SHAREHOLDERS UPON WRITTEN REQUEST TO LAIRD L. LAZELLE, PRESIDENT, FOUNDATION BANCORP, INC., 25 GARFIELD PLACE, CINCINNATI, OHIO 45202.