Form 10KSB40, Exhibit 13
period 2000-06-30
FOUNDATION BANCORP INC
filed 2000-09-28
CIK 1012775

                                                                      EXHIBIT 13


                            FOUNDATION BANCORP, INC.


                    Parent Company of Foundation Savings Bank

                            (Foundation Bancorp logo)




                                      2000

                                  ANNUAL REPORT

TO OUR SHAREHOLDERS:

On behalf of the Board of Directors of Foundation Bancorp, Inc. (the "Company"), I am pleased to present the Company's third annual report.

Net income for the 2000 fiscal year ended June 30, 2000 was $154,366, down from the $169,227 for the 1999 fiscal year. As previously reported, the 2000 fiscal year results included an increase in professional fees of $56,281 incurred in connection with the evaluation and negotiation of corporate opportunities that the Company subsequently concluded did not warrant further consideration.

The Company continues to pursue strict collection policies, which has resulted in low delinquency and excellent asset quality. As reported in the initial offering circular, the ESOP is being expensed at IRS maximums, which has a negative impact on earnings. It is estimated that the ESOP will be fully expensed at December 31, 2001.

The Company continues to evaluate all opportunities to enhance shareholder value. Keefe, Bruyette & Woods, Inc., specialists in financial services, continues to serve as the Company's advisor in this respect.

Thank you for being a shareholder of the Company. You may reach me personally at 513-721-0120 with questions or comments.

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

As a savings and loan holding company, the Company is subject to regulation, supervision and examination by the Office of Thrift Supervision of the United States Department of the Treasury (the "OTS"). As an Ohio savings association, Foundation is subject to regulation, supervision and examination by the OTS and the Ohio Department of Commerce, Division of Financial Institutions (the "Division") and the Federal Deposit Insurance Corporation. Foundation is also a member of the Federal Home Loan Bank (the "FHLB") of Cincinnati.

                          MARKET PRICE OF THE COMPANY'S
                  COMMON SHARES AND RELATED SHAREHOLDER MATTERS

================================================================================

There were 462,875 common shares of the Company outstanding on June 30, 2000, and held of record by approximately 157 shareholders. Price information with respect to the Company's common shares is published by the National Quotation Bureau ("NQB"). The high and low bids for the common shares of the Company for the periods indicated, as reported by NQB, were as follows:

FISCAL 1999                                                     CASH DIVIDENDS
QUARTER ENDED               HIGH              LOW                   DECLARED
-------------               ----              ---                   --------

September 30, 1998         $17.50             $13.00                  $ .40
December 31, 1998          $14.00             $12.875                     -
March 31, 1999             $17.00             $12.50                      -
June 30, 1999              $13.625            $12.75                      -

FISCAL 2000                                                     CASH DIVIDENDS
QUARTER ENDED               HIGH              LOW                   DECLARED
-------------               ----              ---                   --------

September 30, 1999         $13.875            $13.50                  $ .50
December 31, 1999          $13.625            $12.625                     -
March 31, 2000             $13.25             $10.50                      -
June 30, 2000              $10.625            $ 9.00                      -

The income of the Company consists of dividends which may periodically be declared and paid by the Board of Directors on the common shares of Foundation held by the Company and earnings on the net proceeds retained by the Company in connection with the Conversion. In addition to certain federal income tax considerations, OTS regulations impose limitations on the payment of dividends and other capital distributions by savings associations. Under OTS regulations applicable to converted savings associations, Foundation is not permitted to pay a cash dividend on its common shares if its regulatory capital would, as a result of the payment of such dividend, be reduced below the amount required for the liquidation account (which was established for the purpose of granting a limited priority claim on the assets of Foundation, in the event of a complete liquidation, to those members of Foundation before the Conversion who maintain a savings account at Foundation after the Conversion) or applicable regulatory capital requirements prescribed by the OTS.

Foundation must obtain approval of a proposed dividend from the OTS (1) if the proposed distribution would cause total distributions for that calendar year to exceed net income for that year to date plus Foundation's retained net income for the preceding two years; (2) if Foundation will not be at least adequately capitalized following the capital distribution; (3) if the proposed distribution would violate a prohibition contained in any applicable statute, regulation or agreement between Foundation and the OTS (or the FDIC), or a condition imposed on Foundation in an OTS-approved application or notice; or (4) if Foundation has not received certain favorable examination ratings from the OTS. If Foundation is not required to file an application, it must file a notice with the OTS 30 days before declaring a dividend.

                              SELECTED CONSOLIDATED
                      FINANCIAL INFORMATION AND OTHER DATA

===============================================================================

The following tables set forth certain information concerning the consolidated financial condition, earnings and other data regarding the Company at the dates and for the periods indicated.

                                                              At June 30,
                                       ---------------------------------------------------------------------
SUMMARY OF FINANCIAL CONDITION:          2000           1999            1998           1997            1996
                                       --------        -------       ---------      ---------        -------
                                                                   (In thousands)
Total amount of:
    Assets                              $33,382        $33,762        $36,189         $35,271        $30,835
    Cash and cash equivalents               374          2,414          6,196           3,289          1,172
    Investment securities                 5,250          5,304          3,568           1,245          1,179
    Mortgage-backed securities            4,355          5,018          3,966           4,288          4,641
    Loans receivable, net (1)            22,442         20,468         21,846          25,939         23,267
    Deposits                             25,505         25,754         28,023          27,292         26,951
    FHLB advances                           519            602            680             754            825
    Shareholders' equity (2)              7,075          7,072          7,140           6,934          2,793

                                                                 Year ended June 30,
                                      ----------------------------------------------------------------------
SUMMARY OF EARNINGS:                     2000           1999            1998            1997          1996
                                      ---------       --------       --------         -------       --------
                                                                   (In thousands)

Interest income                          $2,399         $2,402         $2,698          $2,558         $2,359
Interest expense                          1,353          1,454          1,641           1,530          1,592
                                      ---------       --------       --------         -------       --------
Net interest income                       1,046            948          1,057           1,028            767
Provision for loan losses                     -             12             12              15             44
                                      ---------       --------       --------         -------       --------
Net interest income after
   provision for loan losses              1,046            936          1,045           1,013            723
Other income                                 55            126            116              63             64
General, administrative and other
  expense                                   863            793            792             919            674
                                       --------       --------       --------         -------       --------
Earnings before income taxes                238            269            369             157            113
Federal income taxes                         84            100            137              45             27
                                      ---------       --------       --------         -------       --------
Net earnings                          $     154       $    169       $    232         $   112       $     86
                                      =========       ========       ========         =======       ========

--------------------------

(1)      Includes  $475,000  of loans held for sale at June 30,  1998,  and  $89,200 of loans held for sale at June 30,
         1997.  There were no loans held for sale at June 30, 2000, 1999, or 1996.

(2)      Consisted solely of retained earnings at June 30, 1996.

                                                                                 At June 30,
                                                      -------------------------------------------------------------
SELECTED FINANCIAL RATIOS:                              2000         1999          1998         1997          1996
                                                       ------       ------        ------       ------        ------

Performance ratios:
   Return on average assets                             0.46%         0.49%        0.63%         0.33%        0.27%
   Return on average equity                             2.19          2.39         3.31          1.82         3.11
   Interest rate spread                                 2.12          1.70         1.82          2.10         2.04
   Net interest margin                                  3.22          2.79         2.92          3.06         2.48
   Non-interest expense to average total assets         2.60          2.29         2.16          2.68         2.13
   Average equity to average assets                    21.16         20.43        19.12         17.89         8.72
   Equity to assets, end of period                     21.19         21.01        19.73         19.66         9.06
Asset quality ratios:
   Nonperforming assets to average total assets         0.24            --         0.15            --           --
   Nonperforming loans to total loans                   0.36            --           --            --           --
   Allowance for loan losses to total loans             0.64          0.73         0.63          0.48         0.47
   Allowance for loan losses to nonperforming loans
                                                      178.75            --           --            --           --
   Net charge-offs to average loans                    (0.03)           --           --            --        (0.14)
   Average interest-earning assets to average
     interest-bearing liabilities                     126.29        125.46       124.17        121.15       108.51





                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

===============================================================================

                                     GENERAL

-------------------------------------------------------------------------------

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

                               FINANCIAL CONDITION

--------------------------------------------------------------------------------


At June 30, 2000, assets totaled $33.4 million, a decrease of $0.4 million, or 1.1%, compared to June 30, 1999 totals. The decrease in assets primarily funded a decrease in deposits and repayment of advances from the Federal Home Loan Bank.

Cash and cash equivalents decreased $2.0 million, or 84.5%, certificates of deposit decreased $1.2 million, or 100.0%, and mortgage-backed securities decreased $0.7 million, or 13.2%. These funded an increase in investment securities of $1.5 million, or 39.9%, an increase in loans receivable-net of $2.0 million, or 9.6%, a decrease in deposits of $0.3 million, or 1.0%, and a decrease in advances from the Federal Home Loan Bank of $82,878, or 13.8%.

Unallocated shares held by the Foundation Bancorp, Inc. Employee Stock Ownership Plan (the "ESOP"), decreased $52,900, or 26.0%, resulting from the 1999 calendar year allocation.

Retained earnings decreased $77,070, or 2.6%, the result of the $.50 per share dividend paid in September 1999, partially offset by fiscal 2000 earnings. Shares held for the RRP decreased $22,853, or 18.5%, the result of the fiscal 2000 distribution.

                       COMPARISON OF RESULTS OF OPERATIONS
                   FOR THE YEARS ENDED JUNE 30, 2000 AND 1999

--------------------------------------------------------------------------------

Net earnings for the year ended June 30, 2000 totaled $154,366, a decrease of $14,861, or 8.8%, from the $169,227 in net earnings for the year ended June 30, 1999. The decrease in earnings was comprised of an increase in net interest income after provision for losses on loans of $110,054, or 11.8%, and a decrease in federal income taxes of $15,900, or 15.9%, offset by a decrease in other income of $71,089, or 56.4%, and an increase in general, administrative and other expense of $69,726, or 8.8%.

Total interest income for the fiscal year ended June 30, 2000 decreased $2,721, or 0.1%, as compared to fiscal 1999 totals. Interest on loans increased $12,363, or 0.8%, and interest on investment securities increased $251,735, or 184.9%, both the result of higher yields on larger portfolios. These increases were offset by a decrease in interest on mortgage-backed securities of $23,295, or 7.7%, the result of a smaller portfolio due to repayments, and a decrease in interest on interest bearing deposits of $243,524, or 74.9%, as funds were redeployed into higher yielding loans and investment securities.

Total interest expense for the fiscal year ended June 30, 2000 decreased $110,775, or 6.9%, as compared to fiscal 1999 totals. Interest expense on deposits decreased $99,090, or 7.0%, the result of lower weighted average costs on a smaller portfolio. Interest expense on borrowings decreased $1,685, or 4.7%, due to a lower balance as a result of scheduled repayments.

Other income for the fiscal year ended June 30, 2000 decreased $71,089, or 56.4%, as compared to fiscal year 1999 totals. Gains on sales of loans decreased $59,607, or 94.3%, as loan volume declined and higher yielding loans were placed in the loan portfolio. Net investment property income decreased $3,077, or 6.0%, primarily due to higher real estate taxes, and other operating income decreased $8,405, or 74.3%, primarily due to the gain on sale of real estate owned in fiscal 1999. There was no real estate owned in fiscal 2000.

General, administrative and other expense for fiscal 2000 increased $69,726, or 8.8%, as compared to fiscal 1999 totals. Employee compensation and benefits increased $28,198, or 6.3%, primarily as a result of the amortization of the RRP expense. Occupancy and equipment expense increased $2,972, or 3.7%, resulting from the depreciation of the new computer system required to meet Y2K operating standards. Professional services fees increased $56,281, or 252.9%, in connection with the evaluation and negotiation of corporate opportunities that Foundation subsequently concluded did not warrant further consideration. These increases were partially offset by a decrease in federal deposit insurance premiums of $6,257, or 37.9%, a decrease in data processing expense of $1,958, or 5.4%, and a decrease in other operating expense of $9,865, or 8.7%. Federal income taxes decreased $15,900, or 15.9%, primarily due to the lower earnings.

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

The increase of $1,062, or 0.1%, in general, administrative and other expense was principally due to the increase in franchise taxes of $18,594, or 31.5%, an increase in occupancy and equipment of $2,411, or 3.1%, and an increase in data processing of $2,810, or 8.4%, offset by a decrease in employee compensation and benefits of $6,581, or 1.5%, a decrease in professional fees of $13,792, or 38.3%, and a decrease in other expenses of $1,345, or 1.2%. The increases in data processing and occupancy and equipment were Year 2000 related and involved new computer equipment and testing. Federal income taxes decreased $37,200, or 27.1%, due to the lower earnings.

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

                                                                                    Year ended June 30,
                                                       ----------------------------------------------------------------------------
                                                                       2000                                   1999
                                                       -------------------------------------   ------------------------------------
                                     Weighted average     Average     Interest      Average      Average      Interest      Average
                                        yield/rate      outstanding    earned/      yield/     outstanding     earned/      yield/
                                     at June 30, 2000     balance        paid         rate        balance        paid         rate
                                     ----------------  ------------    --------    ---------   ------------    --------    --------
Interest-earning assets:
  Interest-bearing deposits                 6.85%         $  1,269      $   81        6.38%      $  5,999      $   325        5.42%
  Investment securities                     7.02             5,606         388        6.92          2,228          136        6.10
  Mortgage-backed securities                6.30             4,571         278        6.08          5,068          301        5.94
  Loans receivable                          7.92            21,086       1,652        7.83         20,717        1,640        7.92
                                                           -------      ------                   --------      -------
     Total interest-earning assets                          32,532       2,399        7.37         34,012        2,402        7.06
Non-interest-earning assets                                    678                                    554
                                                           -------                               --------

    Total assets                                          $ 33,210                               $ 34,566
                                                          ========                               ========

Interest-bearing liabilities:
  Deposits                                  5.53          $ 25,140       1,319        5.25        $26,471        1,418        5.36
  FHLB advances                             5.56               619          34        5.49            638           36        5.64
                                                          --------                               --------
    Total interest-bearing liabilities                      25,759       1,353        5.25         27,109        1,454        5.36
                                                                        ------                                 -------
Non-interest-bearing liabilities                               424                                    394
                                                          --------                               --------

    Total liabilities                                       26,183                                 27,503

Stockholders' equity                                         7,027                                  7,063
                                                          --------                               --------
    Total liabilities and
     stockholders' equity                                 $ 33,210                               $ 34,566
                                                          ========                               ========

Net interest income                                                     $1,046                                 $   948
                                                                        ======                                 =======
Interest rate spread                                                                  2.12%                                   1.70%
                                                                                      ====                                    ====
Net interest margin (net interest
  income as a percentage of average
  interest-earning assets)                                                            3.22%                                   2.79%
                                                                                      ====                                    ====
Average interest-earning assets to
  average interest-bearing  liabilities                                             126.29%                                 125.46%
                                                                                    ======                                  ======

                                                         1998
                                       ------------------------------------
                                          Average     Interest      Average
                                        outstanding    earned/      yield/
                                          balance        paid         rate
                                       ------------   ---------    --------
Interest-earning assets:
  Interest-bearing deposits              $   5,809    $    319        5.49%
  Investment securities                      1,451          89        6.13
  Mortgage-backed securities                 4,020         241        6.00
  Loans receivable                          24,871       2,049        8.24
                                          --------      ------
     Total interest-earning assets          36,151       2,698        7.46
Non-interest-earning assets                    517
                                         ---------

    Total assets                           $36,668
                                           =======

Interest-bearing liabilities:
  Deposits                                 $28,400       1,606        5.65
  FHLB advances                                714          35        4.90
                                         ---------    --------
    Total interest-bearing liabilities      29,114       1,641        5.64
                                                      --------
Non-interest-bearing liabilities               542
                                         ---------

    Total liabilities                       29,656

Stockholders' equity                         7,012
                                         ---------
    Total liabilities and
     stockholders' equity                  $36,668
                                           =======

Net interest income                                     $1,057
                                                        ======
Interest rate spread                                                  1.82%
                                                                      ====
Net interest margin (net interest
  income as a percentage of average
  interest-earning assets)                                            2.92%
                                                                      ====
Average interest-earning assets to
  average interest-bearing liabilities                              124.17%
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

                                                                      Year ended June 30,
                                      ---------------------------------------------------------------------------------
                                                    2000 vs. 1999                             1999 vs. 1998
                                      --------------------------------------      -------------------------------------
                                             Increase                                    Increase
                                        (decrease) due to            Total          (decrease) due to             Total
                                      ---------------------        increase        ---------------------        increase
                                       Volume         Rate        (decrease)       Volume           Rate       (decrease)
                                       -----          -----       ----------       ------          -----       ----------

Interest income attributable to:
   Interest-bearing deposits           $(294)         $  50          $(244)         $  10          $  (4)         $   6
   Investments                           231             21            252             48             (1)            47
   Mortgage-backed securities            (30)             7            (23)            62             (2)            60
   Loans receivable                       29            (17)            12           (332)           (77)          (409)
                                       -----          -----          -----          -----          -----          -----
     Total interest income               (64)            61             (3)          (212)           (84)          (296)

Interest-bearing liabilities
   Deposits                              (70)           (29)           (99)          (106)           (77)          (183)
   FHLB advances                          (1)            (1)            (2)            (4)          --               (4)
                                       -----          -----          -----          -----          -----          -----

     Total interest expense              (71)           (30)          (101)          (110)           (77)          (187)
                                       -----          -----          -----          -----          -----          -----

Increase (decrease) in net
  interest income                      $   7          $  91          $  98          $(102)         $  (7)         $(109)
                                       =====          =====          =====          =====          =====          =====


                         ASSET AND LIABILITY MANAGEMENT

--------------------------------------------------------------------------------

Foundation, like other financial institutions, is subject to interest rate risk to the extent that its interest-earning assets reprice differently than its interest-bearing liabilities. As part of its effort to monitor and manage interest rate risk, Foundation uses the guidance issued in Thrift Bulletin 13a (TB 13a), published by the OTS December 1, 1998. Under TB 13a, the Board of Directors looks at Foundation's actual capital-to-assets ratio under various interest rate scenarios. In this way, current levels of capital are considered when risk is assessed.

Presented below, as of June 30, 2000, is an analysis of Foundation's interest rate risk as measured by changes in net portfolio value (NPV). Generally, NPV is the discounted present value of the difference between incoming cash flows on interest-earning and other assets and outgoing cash flows on interest-bearing and other liabilities. The table below attempts to quantify interest rate risk as the change in the NPV ratio which would result from a theoretical 100 basis point (1 basis point equals .01%) change in market interest rates (rate shock). The table also contains the policy limits set by the Board of Directors of Foundation in the event of various changes in interest rates.

                                                            June 30, 2000
                                                           --------------
  Change in interest rate          Board limit             Projected NPV
       (basis points)          (Minimum NPV Ratio)             Ratio
       --------------          -------------------         --------------

            +300                     6%                          9.15%
            +200                     7%                         11.91%
            +100                     8%                         14.58%
               0                     9%                         17.01%
            -100                     9%                         18.65%
            -200                     9%                         19.15%
            -300                     9%                         19.39%

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

                         LIQUIDITY AND CAPITAL RESOURCES

--------------------------------------------------------------------------------

Foundation's liquidity, primarily represented by cash and cash equivalents, is a result of the funds used in or provided by Foundation's operating, investing and financing activities. These activities are summarized below for the years ended June 30, 2000, 1999 and 1998.

                                                                    Year ended June 30,
                                                     ---------------------------------------------------
                                                       2000                  1999                 1998
                                                     -------               -------               -------
                                                                           (In thousands)

Net income                                           $   154               $   169               $   232
Adjustments to reconcile net income to
   net cash from operating activities                    (32)                   15                    36
                                                     -------               -------               -------
Net cash from operating activities                       122                   184                   268
Net cash provided by (used in)
   investment activities                              (1,599)                (1310)                2,098
Net cash provided by (used in)
   financing activities                                 (563)               (2,656)                  541
                                                     -------               -------               -------
Net change in cash and cash equivalents               (2,040)               (3,782)                2,907
Cash and cash equivalents at
   beginning of period                                 2,414                 6,196                 3,289
                                                     -------               -------               -------
Cash and cash equivalents at
   end of period                                     $   374               $ 2,414               $ 6,196
                                                     =======               =======               =======

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

OTS regulations presently require Foundation to maintain an average daily balance of liquid assets, which may include, but are not limited to, investments in U. S. Treasury and federal agency obligations and other investments in an amount equal to at least 4% of the sum of Foundation's net withdrawable deposit accounts and borrowings payable in one year or less computed as of the end of the prior quarter or based on the average daily balance during the prior quarter. The liquidity requirement, which may be changed from time to time by the OTS to reflect changing economic conditions, is intended to provide a source of relatively liquid funds upon which Foundation may rely if necessary to fund deposit withdrawals or other short-term funding needs. At June 30, 2000, Foundation's liquid assets totaled approximately $8.9 million, which exceeded the OTS minimum requirements by $7.9 million. At such date, Foundation had commitments to originate loans and loans in process totaling $345,000. Foundation considers its liquidity and capital reserves sufficient to meet its outstanding short-term and long-term needs.

                         CLARK, SCHAEFER, HACKETT & CO.
                          CERTIFIED PUBLIC ACCOUNTANTS
                              BUSINESS CONSULTANTS

                          INDEPENDENT AUDITORS' REPORT
                          ----------------------------



The Board of Directors
Foundation Bancorp, Inc.:


We have audited the consolidated statements of financial condition of Foundation Bancorp, Inc. and its subsidiary as of June 30, 2000 and 1999, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended June 30, 2000. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Foundation Bancorp, Inc. and its Subsidiary as of June 30, 2000 and 1999, and the results of its operations and its cash flows for each of the three years in the period ended June 30, 2000, in conformity with generally accepted accounting principles.


/s/ Clark, Schaefer, Hackett & Co.

Cincinnati, Ohio
July 17, 2000

                            FOUNDATION BANCORP, INC.

                 Consolidated Statements of Financial Condition

                             June 30, 2000 and 1999

                             ASSETS

                                                                                     June 30,
                                                                           ----------------------------
                                                                               2000            1999
                                                                           ------------    ------------

Cash                                                                       $     13,279          79,041
Interest-bearing deposits in other financial institutions                       360,262       2,335,212
                                                                           ------------    ------------
                                                                                373,541       2,414,253

Certificates of deposit                                                            --         1,206,398
Investment securities - at amortized cost (fair value of $5,097,605 and
      $3,701,563 at June 30, 2000 and 1999, respectively)                     5,250,000       3,753,920
Mortgage-backed securities - at amortized cost (fair value of $4,152,316
      and $4,920,386 at June 30, 2000 and 1999, respectively)                 4,355,022       5,017,882
Loans receivable, net                                                        22,441,795      20,468,039
Accrued interest receivable:
      Loans                                                                     100,882          96,078
      Investments and interest-bearing deposits                                  73,151          21,866
      Mortgage-backed securities                                                 29,841          33,591
Real estate owned                                                                  --              --
Federal Home Loan Bank stock - at cost                                          368,800         343,800
Property and equipment, net                                                     281,405         299,787
Prepaid expenses and other assets                                               107,459         105,966
                                                                           ------------    ------------

              Total assets                                                 $ 33,381,896      33,761,580
                                                                           ============    ============

                    LIABILITIES AND STOCKHOLDERS' EQUITY

Deposits                                                                   $ 25,505,422      25,754,436
Advances from Federal Home Loan Bank                                            518,652         601,530
Advances by borrowers for taxes, insurance and other                             57,872          59,551
Accrued expenses                                                                123,330         183,241
Accrued federal income tax                                                         --            16,378
Deferred federal income tax                                                     101,300          74,300
                                                                           ------------    ------------
              Total liabilities                                              26,306,576      26,689,436

Common stock, no par value; 2,000,000 shares authorized; 462,875 shares
      issued and outstanding as of June 30, 2000 and 1999                          --              --
Additional paid in capital                                                    4,398,922       4,394,429
Retained earnings, substantially restricted                                   2,927,918       3,004,988
Shares acquired for restricted stock plan                                      (100,647)       (123,500)
Less unallocated ESOP shares                                                   (150,873)       (203,773)
                                                                           ------------    ------------
      Total stockholders' equity                                              7,075,320       7,072,144
                                                                           ------------    ------------

              Total liabilities and stockholders' equity                   $ 33,381,896      33,761,580
                                                                           ============    ============

See accompanying notes to financial statements.

                            FOUNDATION BANCORP, INC.

                        Consolidated Statements of Income

                         Three Years Ended June 30, 2000

                                                                                        June 30,
                                                                           ------------------------------------
                                                                              2000         1999         1998
                                                                           ----------   ----------   ----------
Interest income:
      Loans                                                                $1,651,921    1,639,558    2,049,037
      Mortgage-backed securities                                              277,949      301,244      241,195
      Investment securities                                                   387,850      136,115       89,255
      Interest-bearing deposits                                                81,507      325,031      318,907
                                                                           ----------   ----------   ----------

              Total interest income                                         2,399,227    2,401,948    2,698,394
                                                                           ----------   ----------   ----------

Interest expense:
      Deposits                                                              1,319,298    1,418,388    1,601,380
      Borrowings                                                               34,008       35,693       39,834
                                                                           ----------   ----------   ----------

              Total interest expense                                        1,353,306    1,454,081    1,641,214
                                                                           ----------   ----------   ----------

Net interest income                                                         1,045,921      947,867    1,057,180
Provision for loan losses                                                        --         12,000       12,000
                                                                           ----------   ----------   ----------

              Net interest income after provision for loan losses           1,045,921      935,867    1,045,180
                                                                           ----------   ----------   ----------

Other income:
      Gain on sale of loans                                                     3,598       63,205       57,512
      Net investment property income                                           48,549       51,626       53,639
      Other operating income                                                    2,900       11,305        4,696
                                                                           ----------   ----------   ----------

              Total other income                                               55,047      126,136      115,847
                                                                           ----------   ----------   ----------

General, administrative and other expense:
      Employee compensation and benefits                                      473,700      445,502      452,083
      Occupancy and equipment                                                  83,922       80,950       78,539
      Deposit insurance                                                        10,249       16,506       17,541
      Franchise tax                                                            77,981       77,626       59,032
      Professional fees                                                        78,539       22,258       36,050
      Computer processing costs                                                34,470       36,428       33,618
      Other operating expense                                                 103,741      113,606      114,951
                                                                           ----------   ----------   ----------

              Total general, administrative and other operating expenses      862,602      792,876      791,814
                                                                           ----------   ----------   ----------

              Income before income taxes                                      238,366      269,127      369,213
                                                                           ----------   ----------   ----------

Federal income taxes:
      Current                                                                  57,000       97,000      119,600
      Deferred                                                                 27,000        2,900       17,500
                                                                           ----------   ----------   ----------

                                                                               84,000       99,900      137,100
                                                                           ----------   ----------   ----------

              Net income                                                   $  154,366      169,227      232,113
                                                                           ==========   ==========   ==========

Basic and diluted earnings per share                                       $     0.35         0.38         0.53
                                                                           ==========   ==========   ==========




See accompanying notes to financial statements.

                            FOUNDATION BANCORP, INC.

                 Consolidated Statements of Stockholders' Equity

                         Three Years Ended June 30, 2000

                                                    Additional                 Restricted   Unallocated
                                         Common      Paid-In      Retained       Stock         ESOP
                                          Stock      Capital      Earnings        Plan         Shares         Total
                                       ----------   ----------   ----------    ----------    ----------    ----------

Balance at June 30, 1997               $     --      4,341,126    2,904,516          --        (311,781)    6,933,861

      ESOP shares to be
          allocated at average
          market price                       --         34,268         --            --          55,108        89,376

      Dividends paid                         --           --       (115,718)         --            --        (115,718)

      Net income for the
          year ended
          June 30, 1998                      --           --        232,113          --            --         232,113
                                       ----------   ----------   ----------    ----------    ----------    ----------

Balance at June 30, 1998               $     --      4,375,394    3,020,911          --        (256,673)    7,139,632

      ESOP shares to be
          allocated at average
          market price                       --         19,035         --            --          52,900        71,935

      Dividends paid                         --           --       (185,150)         --            --        (185,150)

      Shares acquired for restricted
          stock plan                         --           --           --        (123,500)         --        (123,500)

      Net income for the
          year ended
          June 30, 1999                      --           --        169,227          --            --         169,227
                                       ----------   ----------   ----------    ----------    ----------    ----------

Balance at June 30, 1999                     --      4,394,429    3,004,988      (123,500)     (203,773)    7,072,144

      ESOP shares to be
          allocated at average
          market price                       --          4,493         --            --          52,900        57,393

      Dividends paid                         --           --       (231,436)         --            --        (231,436)

      Shares redeemed for restricted
          stock plan                         --           --           --          22,853          --          22,853

      Net income for the
          year ended
          June 30, 2000                      --           --        154,366          --            --         154,366
                                       ----------   ----------   ----------    ----------    ----------    ----------

Balance at June 30, 2000                     --      4,398,922    2,927,918      (100,647)     (150,873)    7,075,320
                                       ==========   ==========   ==========    ==========    ==========    ==========

See accompanying notes to financial statements.

                            FOUNDATION BANCORP, INC.

                      Consolidated Statements of Cash Flows

                                                                  Years Ended June 30,
                                                      -----------------------------------------
                                                          2000           1999           1998
                                                      -----------    -----------    -----------
Cash flows from operating activities:
      Interest received                               $ 2,322,591      2,397,761      2,665,353
      Interest paid                                    (1,352,153)    (1,455,203)    (1,642,190)
      Cash paid to suppliers and employees               (862,795)      (648,355)      (756,657)
      Fees and commissions received                         2,901          3,829          4,696
      Income taxes paid                                   (62,282)      (187,357)       (76,521)
      Rental income received                               73,200         73,200         73,200
                                                      -----------    -----------    -----------

              Net cash provided by operating
                 activities                               121,462        183,875        267,881
                                                      -----------    -----------    -----------

Cash flows from investing activities:
      Purchase of mortgage-backed securities                 --       (1,951,453)      (454,477)
      Repayments of mortgage-backed securities            652,000        885,347        758,290
      Redemption (purchase) of certificates of
          deposit                                       1,206,398       (906,398)      (300,000)
      Purchase of investment securities                (1,500,000)    (4,459,514)    (2,801,193)
      Maturities of investment securities                    --        3,650,000        800,000
      Loan disbursements                               (6,166,978)   (11,849,619)   (11,418,611)
      Loan principal repayments                         3,916,797      6,736,060      8,285,610
      Proceeds from sale of loans                         294,104      6,554,310      7,228,530
      Proceeds from sale of other real estate owned          --           61,707           --
      Purchase of property and equipment                   (1,167)       (30,797)          --
                                                      -----------    -----------    -----------

              Net cash provided by (used in)
                 investing activities                  (1,598,846)    (1,310,357)     2,098,149
                                                      -----------    -----------    -----------

Cash flows from financing activities:
      Net increase (decrease) in deposits                (249,014)    (2,268,478)       731,149
      Borrowings from Federal Home Loan Bank              750,000           --             --
      Repayment of Federal Home Loan Bank
          advances                                       (832,878)       (78,507)       (74,366)
      Shares purchased for restricted stock plan             --         (123,500)          --
      Dividends paid                                     (231,436)      (185,150)      (115,718)
                                                      -----------    -----------    -----------

              Net cash provided by (used in)
                 financing activities                    (563,328)    (2,655,635)       541,065
                                                      -----------    -----------    -----------

Net increase (decrease) in cash and
      cash equivalents                                 (2,040,712)    (3,782,117)     2,907,095

Cash and cash equivalents at beginning
      of period                                         2,414,253      6,196,370      3,289,275
                                                      -----------    -----------    -----------

Cash and cash equivalents at end of period            $   373,541      2,414,253      6,196,370
                                                      ===========    ===========    ===========


See accompanying notes to financial statements.

                            FOUNDATION BANCORP, INC.

                      Consolidated Statement of Cash Flows

                         Three Years Ended June 30, 2000

                    Reconciliation of Net Income to Net Cash
                        Provided By Operating Activities
                        --------------------------------

                                                                    2000         1999         1998
                                                                 ---------    ---------    ---------

Net income                                                       $ 154,366      169,227      232,113
      Adjustments to reconcile net income to net cash
          provided by operating activities:
              Gain on sale of loans                                 (3,598)     (63,205)     (57,512)
              Gain on sale of other real estate owned                 --         (7,476)        --
              Depreciation                                          19,549       16,401       13,545
              Amortization of premiums and discounts
                 on investments and mortgage-backed securities      14,780       17,247       18,027
              Federal Home Loan Bank stock dividends               (25,000)     (23,000)     (22,000)
              Provision for loan losses                               --         12,000       12,000
              Amortization of deferred loan fees                   (14,081)     (12,033)     (10,302)
              Deferred federal income tax                           27,000        2,900       17,500
              ESOP expense                                          57,393       71,935       89,376
              Restricted stock plan expense                         22,853         --           --
              Effects of change in operating assets and
                 liabilities:
                     Accrued interest receivable                   (52,339)      13,599      (18,761)
                     Prepaid expenses and other assets              (1,493)       2,733      (44,221)
                     Advances by borrowers for taxes,
                        insurance and other                         (1,679)      (1,482)      (4,238)
                     Accrued expenses                              (59,911)      38,184         (725)
                     Accrued federal income tax                    (16,378)     (53,155)      43,079
                                                                 ---------    ---------    ---------

                     Net cash provided by operating
                        activities                               $ 121,462      183,875      267,881
                                                                 =========    =========    =========


SUPPLEMENTAL DISCLOSURE OF NON-CASH INVESTING AND FINANCING ACTIVITIES

The Company acquired real estate in settlement of a loan receivable of $54,231 during the year ended June 30, 1998.

The Company redeemed shares in the restricted stock plan of $22,853 during the year ended June 30, 2000.



See accompanying notes to financial statements.

                            FOUNDATION BANCORP, INC.

                          Notes to Financial Statements

                 Three Years Ended June 30, 2000, 1999 and 1998

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

           COMPREHENSIVE INCOME

           As described, the Company has no items of comprehensive income, therefore no statement of comprehensive income is presented.


           INVESTMENT AND MORTGAGE-BACKED SECURITIES

           Investments and mortgage-backed securities are classified upon acquisition into one of three categories; held to maturity, trading, and available for sale. Debt securities that the Savings Bank has the positive intent and ability to hold to maturity are classified as held to maturity securities and reported at amortized cost. Presently, the Savings Bank has classified all investments and mortgage backed securities as held to maturity.

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

           Interest is accrued as earned unless the collectibility of the loan is in doubt. Uncollectible interest on loans that are contractually past due is charged off, or an allowance is established based on management's periodic evaluation. The allowance is established by a charge to interest income equal to the interest accrued past the first 90 days, and income is subsequently recognized only to the extent that cash payments are received until, in management's judgment, the borrower's ability to make periodic interest and principal payments has returned to normal, in which case the loan is returned to accrual status.

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

           For impairment recognized in accordance with SFAS No. 114, as amended, the entire change in present value of expected cash flows is reported as bad debt expense in the same manner in which impairment initially was recognized or as a reduction in the amount of bad debt expense that otherwise would be reported. Interest on impaired loans is reported on the cash basis. Impaired loans are loans that are considered to be permanently impaired in relation to principal or interest based on the original contract. Impaired loans would be charged off in the same manner as all loans subject to charge off. The Savings Bank considers its investment in one to four family and multi-family residential loans, non-residential loans and consumer loans to be homogeneous and therefore excluded from separate identification for evaluation of impairment. The Savings Bank's policy is that collateral dependent loans, which are more than ninety days delinquent, are considered to constitute more than a minimum delay in repayment and are evaluated for impairment under SFAS No. 114 at that time. For the years ended June 30, 2000 and 1999, the Savings Bank had no loans that were impaired as described in the pronouncement and therefore no interest income was recognized or received on impaired loans.

           REAL ESTATE ACQUIRED THROUGH FORECLOSURE

           Real estate acquired through foreclosure results when property collateralizing a loan is foreclosed upon or otherwise acquired by the Savings Bank in satisfaction of the loan. Real estate acquired in settlement of loans is recorded at the lower of the recorded investment in the loan satisfied or the fair value of the assets received at the time of acquisition less estimated costs to sell at the date of foreclosure. The fair value of the assets received is based upon a current appraisal adjusted for estimated carrying and selling costs. Valuations are periodically performed by management, and an allowance for losses is established by a charge to the allowance for loan losses if the carrying value of a property exceeds its estimated net realizable value. The Savings Bank acquired real estate through foreclosure at June 30, 1998 for $54,231. The real estate acquired through foreclosure was sold in 1999.

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

2.     INVESTMENT SECURITIES:

       The amortized cost, gross unrealized gains, gross unrealized losses and fair values of investment securities are as follows:

                                                                              June 30, 2000
                                                   -----------------------------------------------------------------
                                                                         Gross             Gross
                                                      Amortized       Unrealized        Unrealized          Fair
                                                        Cost             Gains            Losses            Value
                                                        ----             -----            ------            -----
       Obligations of U.S.
           Government agencies                    $  5,250,000               -            152,395         5,097,605
                                                     =========      ============          =======         =========

                                                                              June 30, 2000
                                                   -----------------------------------------------------------------
                                                                         Gross             Gross
                                                      Amortized       Unrealized        Unrealized          Fair
                                                        Cost             Gains            Losses            Value
                                                        ----             -----            ------            -----
       Obligations of U.S.
           Government agencies                    $  3,753,920               -             52,357         3,701,563
                                                     =========      ============           ======         =========

       The amortized cost and fair value of investment securities at June 30, 2000 and 1999 by contractual maturity are shown below. Actual maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

                                                                              June 30, 2000
                                                               ---------------------------------------
                                                                  Amortized                   Fair
                                                                    Cost                      Value
                                                                    ----                      -----

       Due or callable in one year or less                      $ 5,250,000                 5,097,605
                                                                  =========                 =========

       Included in investments at June 30, 2000, are $500,000 of callable notes with a final maturity in 2003, $4,450,000 of callable notes with a final maturity between of 2004 and 2009 and $300,000 of callable notes with final maturity of 2014.

                                                                              June 30, 1999
                                                               -----------------------------------------
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
                                                                  =========                   =========

       Included in investments at June 30, 1999, are $500,000 of callable notes with a final maturity in 2003, $2,950,000 of callable notes with a final maturity between 2004 and 2009 and $300,000 of callable notes with final maturity of 2014.

3.     MORTGAGE-BACKED SECURITIES:

       The amortized cost, gross unrealized gains, gross unrealized losses and fair value of mortgage-backed securities are as follows:

                                                                                 June 30, 2000
                                                        --------------------------------------------------------------
                                                                                Gross          Gross
                                                             Amortized       Unrealized     Unrealized      Fair
                                                               Cost             Gains         Losses        Value
                                                               ----             -----         ------        -----
       Federal Home Loan Mortgage Corp.                     $ 1,486,686          1,456         43,759       1,444,383

       Federal National Mortgage Association                  1,744,504          2,078         71,978       1,674,604
       Government National Mortgage
           Association                                           84,832            597            -            85,429
       Collateralized Mortgage Obligations                    1,039,000            -           91,100         947,900
                                                              ---------       --------       --------      ----------

                                                            $ 4,355,022          4,131        206,837       4,152,316
                                                              =========       ========        =======       =========

                                                                                June 30, 1999
                                                        ---------------------------------------------------------------
                                                                                Gross          Gross
                                                             Amortized       Unrealized     Unrealized        Fair
                                                               Cost             Gains         Losses          Value
                                                               ----             -----         ------          -----
       Federal Home Loan Mortgage Corp.                     $ 1,744,966            256         29,602       1,715,620
       Federal National Mortgage Association                  2,132,527            294         45,979       2,086,842
       Government National Mortgage
           Association                                          101,389            815            -           102,204
       Collateralized Mortgage Obligations                    1,039,000            -           23,280       1,015,720
                                                              ---------     ----------         ------       ---------

                                                            $ 5,017,882          1,365         98,861       4,920,386
                                                              =========     ==========         ======       =========

       The maturity of the mortgage-backed securities is based on the repayment terms of the underlying mortgages.


4.     LOANS RECEIVABLE:

       Loans receivable, including loans held for sale, consists of the following:

                                                                                              June 30
                                                                                -----------------------------------
                                                                                      2000                1999
                                                                                      ----                ----

       Residential one-to-four family real estate                                  $ 20,182,585          18,013,796
       Multi-family residential real estate                                           1,354,682           1,489,085
       Commercial real estate                                                           906,488           1,196,702
       Consumer                                                                         150,105             198,467
       Passbook                                                                          26,312              22,019
                                                                                   ------------          ----------
                                                                                     22,620,172          20,920,069
       Less:
                Loans in process                                                        (54,970)           (307,302)
                Allowance for loan losses                                              (142,907)           (150,147)
                Deferred loan (fees) costs                                               19,500               5,419
                                                                                   ------------          ----------
                                                                                   $ 22,441,795          20,468,039
                                                                                   ============          ==========

       At June 30, 2000 and 1999, adjustable rate loans approximated $5,663,000 and $6,001,000.

       Activity in the allowance for loan losses was as follows:

                                                                               Year Ended June 30,
                                                               --------------------------------------------------
                                                                     2000             1999              1998
                                                                     ----             ----              ----

       Beginning balance                                          $ 150,147           138,147          126,147
       Provision for loan losses                                        -              12,000           12,000
       Write-offs net of recoveries                                  (7,240)               -                -
                                                                    --------          -------      ----------

       Ending balance                                             $ 142,907           150,147          138,147
                                                                    =======           =======          =======

       Gross proceeds on sales of loans were $294,104, $6,544,310 and $7,228,530 for the years ended June 30, 2000, 1999 and 1998, respectively. Net realized gains on sales of loans were $3,598, $63,205 and $57,512 for the years ended June 30, 2000, 1999 and 1998. Loans serviced for others as of June 30, 2000, 1999 and 1998, were $-0-, $249,270, and $-0- respectively.

       At June 30, 2000, the Company had one non-accrual loan with a balance of $73,243 and non-accrual interest of $1,038. The Company had no non-accrual loans at June 30, 1999.

       The Company had no loans to officers, directors and employees at June 30, 2000 and 1999.


5.     PROPERTY AND EQUIPMENT:

       Property and equipment are summarized as follows:

                                                                                      2000             1999
                                                                                      ----             ----

       Real estate owned - investment property                                      $ 251,847          251,847
       Furniture and equipment                                                        173,351          172,184
       Leasehold improvements                                                          34,246           34,246
                                                                                      -------         --------
                                                                                      459,444          458,277
       Less accumulated depreciation                                                  178,039          158,490
                                                                                      -------         --------
                                                                                    $ 281,405          299,787
                                                                                      =======         ========

       The Company leases its office facility under a ten-year non-cancelable lease, which expires in March 2001 with additional renewal options. Rent expense for each of the years ended June 30, 2000, 1999 and 1998, was $53,356.

       Minimum commitments under the term of the lease are as follows:

                               YEAR ENDED JUNE 30,

                                      2001                                $   38,722
                                                                            ========



6.     INVESTMENT PROPERTY:

       The Savings Bank acquired real estate at the southeast corner of Eighth and Vine Streets in 1980. The Savings Bank has a lease agreement on the property as a parking lot under a three-year lease beginning July 1, 1997. The lease payments are $6,100 per month. Rent income for the years ended June 30, 2000, 1999 and 1998, was $73,200, $73,200 and $73,200,
       respectively.

7.     DEPOSITS:

       Deposits consist of the following:

                                                                          June 30,
                                                --------------------------------------------------------------------
                                                             2000                              1999
                                                -----------------------------     -----------------------------------
                                                 Weighted                           Weighted
                                                  Average                            Average
                                                   Rate             Amount            Rate             Amount
                                                   ----             ------            ----             ------

       Passbook                                    2.54%       $     707,885          2.54%        $     706,509
       NOW and money market accounts               2.24            1,471,154          2.30             1,290,500
                                                                 -----------                         -----------

                                                   2.34            2,179,039          2.37             1,997,009
                                                                 -----------                         -----------


       Certificates of deposit:
           3 months                                4.43              103,227          4.41               151,565
           6 months                                5.78              991,092          4.64             1,121,367
           12 months                               5.84           10,160,547          5.05             9,974,359
           18 months                               5.79               97,399          2.45                21,023
           2 years                                 5.74            7,242,018          5.64             8,043,601
           3 years                                 5.78            1,443,136          5.84             1,679,207
           4 years                                 5.86              245,375          5.78               291,498
           5 years                                 6.07            3,043,589          5.99             2,474,807
                                                                 -----------                         -----------

                                                   5.82           23,326,383          5.38            23,757,427
                                                                  ----------                          ----------

                                                   5.53%        $ 25,505,422          5.15%         $ 25,754,436
                                                                  ==========                          ==========

       Maturities of outstanding certificates of deposit are summarized as follows:

                                                                                     June 30,
                                                                         ---------------------------------
                                                                              2000               1999
                                                                              ----               ----
                                                                                 (In Thousands)

                  One year or less                                          $ 15,438              16,164
                  1 - 2 years                                                  5,454               4,723
                  2 - 3 years                                                  1,087               1,482
                  Over 3 years                                                 1,347               1,388
                                                                              ------              ------

                                                                            $ 23,326              23,757
                                                                              ======              ======

       Interest expense on deposits is summarized as follows:

                                                                               Year Ended June 30,
                                                              ----------------------------------------------------
                                                                     2000             1999              1998
                                                                     ----             ----              ----

       Passbook                                                $      18,701            16,163           18,300
       NOW and money market account                                   43,811            36,931           43,819
       Certificates of deposit                                     1,256,786         1,365,294        1,539,261
                                                                   ---------         ---------        ---------

                                                                 $ 1,319,298         1,418,388        1,601,380
                                                                   =========         =========        =========

       The aggregate amount of certificates of deposits in denominations of $100,000 or more was $2,970,366 and $3,100,010 at June 30, 2000 and 1999,
       respectively. Deposit accounts exceeding $100,000 are not federally insured.

8.     ADVANCES FROM FEDERAL HOME LOAN BANK:

       The Savings Bank borrowed $1,000,000 in 1994 from the Federal Home Loan Bank under a mortgage matched advance program. Interest is charged on the advance at a weighted average rate of 5.50% and is due in 120 to 180 monthly installments of $9,517 including interest.

       Future maturities on the advance are as follows:

                               Year Ended June 30,
                               -------------------
                                      2001                                $   87,494
                                      2002                                    92,368
                                      2003                                    97,512
                                      2004                                    53,809
                                      2005                                    40,091
                               2006 and subsequent                           147,378
                                                                             -------

                                                                           $ 518,652
                                                                             =======

       The advances are collateralized by a blanket agreement on residential mortgage loans held by the Savings Bank. The Savings Bank has also pledged its Federal Home Loan Bank stock and mortgage notes with unpaid principal balances of approximately $790,000 for future advances.

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

       The estimated fair values of the Company's financial instruments were as follows at:




                                                                                   June 30, 2000
                                                                       --------------------------------------
                                                                            Carrying              Fair
                                                                             Amount               Value
                                                                             ------               -----

       Financial assets:
              Cash and due from banks, interest bearing
                  deposits with banks and federal funds sold            $      373,541             373,541
              Investment securities                                          5,250,000           5,097,605
              Mortgage-backed securities                                     4,355,022           4,152,316
              Loans receivable                                              22,441,795          22,087,000
              Accrued interest receivable                                      203,874             203,874

       Financial liabilities:
              Deposit liabilities                                           25,505,422          25,329,000
              Federal Home Loan Bank advance                                   518,652             474,000

       Off balance sheet items                                                     -                   -

                                                                                   June 30,1999
                                                                       --------------------------------------
                                                                            Carrying             Fair
                                                                             Amount              Value
                                                                             ------              -----

       Financial assets:
              Cash and due from banks, interest bearing
                  deposits with banks and federal funds sold             $   3,620,651           3,620,651

              Investment securities                                          3,753,920           3,701,563
              Mortgage-backed securities                                     5,017,882           4,920,386
              Loans receivable                                              20,468,039          20,431,000
              Accrued interest receivable                                      151,535             151,535

       Financial liabilities:
              Deposit liabilities                                           25,754,436          25,722,000
              Federal Home Loan Bank advances                                  601,530             581,000

       Off balance sheet items                                                     -                   -

10.    CAPITAL REQUIREMENTS:

       In connection with the insurance of savings deposits by SAIF, the Savings Bank is subject to minimum regulatory capital requirements promulgated by the Office of Thrift Supervision (OTS).

       In general, the capital standards established for savings institutions must be no less stringent than capital standards applicable to national banks set by the Office of the Comptroller of the Currency. At June 30, 2000, the core capital requirement provides for minimum core capital equal to 4.0% of adjusted total assets. The risk-based capital requirement at June 30, 2000 provides for the maintenance of core capital plus general loss allowances equal to 8.0% of risk-weighted assets. In computing risk-weighted assets, the Savings Bank multiplies the value of each asset on its statement of financial condition by a defined risk-weighing factor, e.g., one-to-four family residential loans carry a risk-weighted factor of 50%.

       The Savings Bank's regulatory capital exceeds all minimum capital requirements as shown in the following table:

                                                                            June 30, 2000
                                                       ---------------------------------------------------------
                                                                         Regulatory Capital
                                                                                          Risk-
                                                           Core                           based
                                                          Capital           %            Capital          %
                                                          -------           -            -------          -
                                                                             (in Thousands)

       Capital under generally accepted
           accounting principles                        $  5,795                          5,795
       General valuation allowances                            -                            143
                                                          ------                         ------
       Regulatory capital computed                         5,795          17.4            5,938         39.2

       Minimum capital requirements                        1,336           4.0            1,211          8.0
                                                           -----          ----            -----         ----

       Regulatory capital-excess                         $ 4,459          13.4            4,727         31.2
                                                           =====          ====            =====         ====

       Capital ratios for June 30, 1999 are shown in the following table.

                                                                            June 30, 1999
                                                       ---------------------------------------------------------
                                                                         Regulatory Capital
                                                                                          Risk-
                                                           Core                           based
                                                          Capital           %            Capital          %
                                                          -------           -            -------          -
                                                                             (in Thousands)

       Capital under generally accepted
           accounting principles                        $  5,784                          5,784
       General valuation allowances                            -                            141
                                                          ------                         ------
       Regulatory capital computed                         5,784          17.1            5,925         39.9

       Minimum capital requirements                        1,350           4.0            1,186          8.0
                                                           -----          ----            -----         ----

       Regulatory capital-excess                         $ 4,434          13.1            4,739         31.9
                                                           =====          ====            =====         ====


11.    COMMITMENTS:

       At June 30, 2000, the Savings Bank had commitments to originate loans totaling $290,000. The entire amount was for fixed rate loans. No portion of these loans was disbursed prior to June 30, 2000, and the financial statements do not reflect any liability for such commitments. Management anticipates that all originations will be funded from existing liquidity and normal monthly cash flows. Loan commitments as of June 30, 1999 were $825,000.

12.    RETIREMENT PLANS:

       EMPLOYEE STOCK OWNERSHIP PLAN

       Concurrent with the Savings Bank's conversion from the mutual to stock form of organization, in September 1996, the Company established an ESOP which provides retirement benefits for substantially all employees who have completed one year of service and have attained age 21. The ESOP initially acquired 37,030 common shares in the conversion offering. The funds used by the ESOP to purchase the stock were provided by a loan from the Company which will be repaid by contributions to the ESOP by the Company in the future. Management intends to allocate these shares to eligible employees' accounts over a five to seven year period starting in 1997. Expense for shares committed to be allocated during 2000, 1999 and 1998 was $57,393, $71,935 and $89,376, respectively. Remaining unearned shares at June 30, 2000 and 1999 was 14,230 and 19,660.

       1997 RECOGNITION AND RETENTION PLAN

       During 1997, the shareholders approved the 1997 Recognition and Retention Plan. Under provisions of the Plan, 18,515 shares of common stock can be reserved for awards. The Company awarded the maximum number of shares in January 1999. A recipient earns plan share awards over a ten year period commencing July 1, 1999. The plan released shares of 1,851 during the year ended June 30, 2000 and recognized expense of $22,853.

       1997 STOCK OPTION AND INCENTIVE PLAN

       The shareholders approved the 1997 Stock Option and Incentive Plan in 1997. The Plan allows for 46,288 shares to be reserved for incentive and non-incentive stock options. Grantees are awarded 10 year options to acquire shares at the market price on the date the option is granted. The Company granted 46,288 options on January 25, 1999 at an option price of $12.50. As of June 30, 2000 all options remain outstanding and no options have been exercised or forfeited.

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

                                                                          JUNE 30, 2000             JUNE 30, 1999
                                                                          -------------             -------------
                  Net income:
                      As reported                                              $154,666                169,227
                      Additional compensation expense                                -                  89,512
                      Pro forma                                                 154,666                 79,715

                 Basic earning per share:
                      As reported                                                 $ .35                    .38
                      Pro forma                                                     .35                    .18

       The estimated fair value of options granted in 1999 was calculated by the Black-Scholes method. Assumptions used in the calculation are as follows:

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

       Appropriated and unappropriated retained income at June 30, 2000 included earnings of approximately $653,000, representing such pre-1988 bad debt deductions for which no provision for federal income taxes has been made. If the amounts that qualify as deductions for federal income tax purposes are later used for purposes other than bad debt losses, including distributions in liquidation, such distributions will be subject to federal income taxes at the then current corporate income tax rate. Management does not contemplate any action which would cause such pre-1988 cumulative bad debt deduction to be subject to federal income taxes, although it is possible that changes in legislation could, at a future date require recapture of all or part of this bad debt deduction.

       An analysis of income tax expense, setting forth the reasons for the variations from the statutory rate is as follows:

                                                                                 Year Ended June 30
                                                                -------------------------------------------------
                                                                      2000              1999            1998
                                                                      ----              ----            ----
       Federal income taxes at the statutory
           rate of 34%                                              $ 81,044            91,503          125,532
       Employee stock ownership plan                                   2,956             8,397           11,568
       Other, primarily surtax exemptions                                -                 -                -
                                                                      ------           -------          -------
       Federal income taxes per consolidated
           financial statements                                     $ 84,000            99,900          137,100
                                                                      ======           =======          =======

       Effective tax rate                                               35.2%             37.1%            37.2%
                                                                      ======           =======          =======

       The tax effect of temporary differences that give rise to significant portions of deferred tax assets and deferred tax liabilities are as follows:

                                                                                     June 30
                                                              ---------------------------------------------------
                                                                      2000             1999              1998
                                                                      ----             ----              ----

       Deferred tax assets arising from:
           Allowance for loan losses                                $ 41,800            40,000           35,900
           Deferred loan fees and costs                                3,000             3,700            5,300
           Basis of investments                                        2,000             2,000            2,000
                                                                     -------           -------          -------
                    Total deferred tax assets                         46,800            45,700           43,200
                                                                      ------            ------           ------

       Deferred tax liabilities arising from:
           Accrual to cash conversion                                 58,600            34,500           38,800
           Depreciation                                               10,700            15,200           13,300
           FHLB stock                                                 78,800            70,300           62,500
                                                                     -------           -------           ------
                    Total deferred tax liabilities                  (148,100)         (120,000)        (114,600)
                                                                     -------          ---------         -------

       Net deferred tax liability                                  $ 101,300            74,300           71,400
                                                                     =======          ========           ======

       The Savings Bank has not recorded a valuation allowance, as the deferred tax assets are presently considered to be realizable based on the level of anticipated future taxable income. Net deferred tax liabilities and federal income tax expense in future years can be significantly affected by changes in enacted tax rates.

       The components of deferred income tax expense (credit) are as follows:

                                                                               Year Ended June 30
                                                                  ------------------------------------------------
                                                                      2000              1999             1998
                                                                      ----              ----             ----

       Loan origination fees                                      $      700             1,700            2,600
       FHLB stock dividend                                             8,500             7,800            7,500
       Depreciation                                                   (4,400)            1,900           (3,700)
       Accrual to cash conversion                                     24,100            (4,400)          15,200
       Bad debt reserves and other                                    (1,900)           (4,100)          (4,100)
                                                                      ------           --------           -----

                                                                    $ 27,000             2,900           17,500
                                                                      ======            ======           ======

14.    CONVERSION AND LIQUIDATION ACCOUNT:

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



15.    SUMMARIZED FINANCIAL INFORMATION OF THE PARENT COMPANY:

                            FOUNDATION BANCORP, INC.
                        Statements of Financial Condition
                        ---------------------------------

                                  June 30, 2000

                                                           2000           1999
                                                       -----------    -----------
Assets:
       Cash                                            $    10,795         11,034
       Certificate of deposit                              119,187         96,297
       Investment in Foundation Savings Bank             2,970,826      2,970,826
       Note receivable-Foundation Savings Bank           1,000,000      1,000,000
       Prepaid expenses and other                            8,654            958
                                                       -----------    -----------

                                                       $ 4,109,462      4,079,115
                                                       ===========    ===========

Liabilities and stockholders' equity:
       Liabilities:
           Accrued expenses                            $    13,244         11,020
           Accrued federal income taxes                       --           16,378
           Deferred federal income taxes                    (3,900)        (3,400)
       Stockholders' equity:
           Common stock                                       --             --
           Additional paid in capital                    4,341,126      4,341,126
           Retained earnings                                10,512         41,264
           Less unearned ESOP shares                      (150,873)      (203,773)
           Shares acquired for restricted stock plan      (100,647)      (123,500)
                                                       -----------    -----------

                                                         4,100,118      4,055,117
                                                       -----------    -----------
                                                       $ 4,109,462      4,079,115
                                                       ===========    ===========

                                  STATEMENTS OF INCOME

                                                       Year Ended       Year Ended
                                                      June 30, 2000   June 30, 1999
                                                      -------------   -------------

Interest income                                        $    65,510         71,562
Dividend income                                            215,000        185,000
Other income                                                  --               29
Professional fees                                          (84,539)       (29,586)
Other expenses                                              (2,587)        (2,888)
Income (tax) benefit                                         7,300        (13,300)
                                                       -----------    -----------

           Net income                                  $   200,684        210,817
                                                       ===========    ===========

16.    EARNINGS PER SHARE

       Earnings per share for the years ended June 30, 2000, 1999 and 1998 is calculated as follows.

       Basic and diluted earnings per share:

                                                     Income                  Shares          Per Share
                                                   (Numerator)            (Denominator)       Amount
                                                   -----------            -------------       ------

                  June 30, 2000
                           Basic                     $ 154,366               443,415           .35
                           Diluted                   $ 154,366               443,415           .35

                  June 30, 1999
                           Basic                     $ 169,227               440,729           .38
                           Diluted                   $ 169,227               446,155           .38

       The only item with a dilutive effect is stock options which were granted in January 1999.

                  June 30, 1998
                           Basic and diluted          $232,113               438,547           .53

17.    QUARTERLY FINANCIAL INFORMATION (UNAUDITED):

       Summarized quarterly financial information for the year ended June 30, 2000 and 1999 is as follows:

                                                                        Year Ended June 30, 2000
                                                   ------------------------------------------------------------------

                                                     First            Second              Third            Fourth
                                                    Quarter           Quarter            Quarter           Quarter
                                                    -------           -------            -------           -------

       Interest income                                $597              589                597              616
       Interest expense                                333              334                336              350
                                                      ----             ----               ----             ----

           Net interest income                         264              255                261              266

       Other income                                     13               16                 12               14
       Other expenses                                  208              203                249              203
                                                      ----             ----               ----             ----
           Income before
               provision for income taxes               69               68                 24               77

       Provision for income taxes                       25               25                 10               24
                                                      ----             ----               ----             ----

           Net income                              $    44               43                 14               53
                                                      ====            =====              =====             ====
       Basic and diluted earnings
           per share                               $  0.10             0.10               0.03              .12
                                                      ====             ====               ====             ====

                                                                        Year Ended June 30, 1999
                                                 ------------------------------------------------------------------

                                                     First            Second              Third            Fourth
                                                    Quarter           Quarter            Quarter           Quarter
                                                    -------           -------            -------           -------

       Interest income                             $   633              615                578              576
       Interest expense                                393              380                339              342
                                                     -----            -----              -----            -----

           Net interest income                         240              235                239              234

       Other income                                     25               59                 27               15
       Other expenses                                  201              203                202              199
                                                     -----            -----              -----            -----
           Income before
               provision for income taxes               64               91                 64               50

       Provision for income taxes                       23               32                 23               22
                                                     -----            -----              -----            -----

           Net income                              $    41               59                 41               28
                                                     =====            =====              =====            =====
       Basic and diluted earnings
               per share                           $  0.09             0.14               0.09             0.06
                                                     =====            =====              =====            =====